Exhibit 99.1

Envigado, January 29, 2026

FILING AND REPORT OF THE IMPLEMENTATION OF BEST CORPORATE PRACTICES

Almacenes Éxito S.A. (the “Company”) informs its shareholders and the market in general that in accordance with the provisions of the External Circular 028 of 2014 issued by the Financial Superintendency of Colombia (“SFC”), the Company submitted the Implementation of Best Corporate Practices Report 2025 (“Código País”) before the regulator.

The full content of this report is available on the corporate website and is attached below:

BEST CORPORATE PRACTICES IMPLEMENTATION REPORT TRANSMISSION

ALMACENES ÉXITO S.A.

PRINCIPAL LEGAL REPRESENTATIVE

Juan Carlos Calleja Hakker

LEGAL REPRESENTATIVE DESIGNEE FOR THE SUBMISSION OF THE IMPLEMENTATION REPORT

Juan Carlos Calleja Hakker

REPORTING PERIOD
2025

REPORT DATE
JANUARY 28, 2026

FINANCIAL SUPERINTENDENCE OF COLOMBIA

INTRODUCTION

Implementation of the recommendations of Colombia’s new Best Corporate Practices Code must be reported by issuers to the Financial Superintendence of Colombia (SFC, for the Spanish original) by means of this Best Corporate Practices Implementation Report.

The objective of this report is to inform the securities market of each issuer’s implementation, or failure to do so, of the code’s recommendations. To this end, for each recommendation there are three boxes for YES, NO and N.A. (not apply), as well as a space to supplement its response as follows:

If the answer is yes, the issuer must briefly describe the way such implementation has been made. If not, the issuer must explain the reasons why it has not been adopted.

The N.A. response can only be provided by the issuer in cases that for legal reasons it is not possible to adopt the recommendation. In this case, the issuer must indicate precisely the law or regulation which prevents it.

Given that, some recommendations are made up of a number of specific aspects, is important to emphasize that these will only be understood as implemented if all the aspects that compose them are met, unless the reason for not adopting some is of legal nature, which should be indicated.

Each recommendation has a box to indicate the date the issuer first implemented it. Additionally, there will be the box where the dates on which changes are made will be recorded.

Finally, when the issuer by its nature does not have the specific body to which the recommendation relates it shall be understood that it refers to the equivalent body within the entity.

FINANCIAL SUPERINTENDENCE OF COLOMBIA

I. SHAREHOLDERS’ RIGHTS AND EQUAL TREATMENT

Measure No. 1: The principle of equal treatment.

1.1. The Corporation gives equal treatment to all the shareholders who have similar shares and conditions, without granting access to privileged information to some shareholders above others.

1.1 Measure Implementation YES ☒ NO ☐ N/A ☐

YES. Briefly indicate: In the actions carried out by the Company during 2025, full application was given to the principle.

The Company provides equal treatment to all of its shareholders. This principle is enshrined in Articles 9 and 36.2(a) of the Bylaws, which establish equitable treatment for all shareholders and investors as a fundamental premise guiding the conduct of the Company and even its Board of Directors. Likewise, Chapter Three of the Corporate Governance Code sets forth the mechanisms to ensure equitable treatment for all shareholders and holders of securities other than shares issued by the Company, and Chapter Four establishes this measure as a duty of the Company’s employees and officers.

The Company’s Bylaws and Corporate Governance Code may be consulted at the following links, respectively:

https://www.grupoexito.com.co/es/Bylaws.pdf

To increase the visibility of the protection measures for shareholders and holders of securities other than shares—including the guarantee of equitable treatment—the Company has prepared an extract of the relevant chapter of the Corporate Governance Code, which is available on the corporate website:

https://www.grupoexito.com.co/es/2.Protection-Shareholders-.pdf

In addition, prior to the 2025 Annual General Shareholders’ Meeting, the Board of Directors approved the implementation of measures to ensure equitable treatment of all shareholders and to facilitate their participation in the meeting, in accordance with Part III, Title I, Chapter VI of the Basic Legal Circular (External Circular 29 of 2014):

https://www.grupoexito.com.co/es/Other-events-28012025-BoD- decisions.pdf

Additional links of interest where application of the principle may be verified:

https://www.grupoexito.com.co/es/Call-to-investors-meeting-march- 2025.pdf

NO. Explain:

NA. Precise the law or regulation that prevents the adoption of the recommendation:

Implementation Date	December 31, 2008
Modification Date	March 27, 2019

FINANCIAL SUPERINTENDENCE OF COLOMBIA

1.2. The Board of Directors has approved concrete procedures to determine the corporation’s ways to relate to the different types of shareholders, regarding matters such as: access to information; answer to information requests; communication channels; interaction between the shareholders and the corporation, its Board of Directors, and the remaining managers.

1.2 Measure Implementation YES ☒ NO ☐ N/A ☐

YES. Briefly indicate: The Company’s Corporate Governance Code provides for several mechanisms implemented in order to strengthen the relationship with the different stakeholders, among which the Financial and Non-Financial Information Disclosure Policy approved by the Board of Directors (chapter five) stands out, which, in addition to enshrining: (i) the regulation of the Information Disclosure Committee, (ii) the information that is the subject of disclosure, and (iii) the means and channels for making such disclosure; establishes: (iv) information on the Shareholder and Investor Service Office; (v) the means and channels for receiving and attending to proposals for decisions, requests, consultations and petition rights. In addition to the above, the Company has a shareholder and investor service office, whose main function is to facilitate relations with the market, and which is available for personal or electronic attention to requests, queries or petition rights of shareholders. Your contact details can also be found on the corporate website (in 2 sections for greater visibility).

Likewise, the Information Disclosure Procedure, approved by the Audit and Risks Committee of the Board of Directors, contains all the guidelines that must be followed by the different responsible parties to ensure that shareholders, investors and stakeholders have the necessary knowledge about the state, progress and evolution of the Company’s businesses so that they have sufficient elements of judgment for decision-making.

The Company’s Corporate Governance Code can be accessed at:(Pg. 75 – 83).

https://www.grupoexito.com.co/es/1.Corporate-Governance-Code.pdf

The Disclosure Procedure can be accessed at:

https://www.grupoexito.com.co/es/3.Disclosure-Procedure.pdf

On the website there is also a space dedicated exclusively to shareholders and investors (by selecting in the menu the option called “03. Shareholders and investors”):

https://www.grupoexito.com.co/en

NO. Explain:

NA. Precise the law or regulation that prevents the adoption of the recommendation:

Implementation Date	December 31, 2008
Modification Date	August 12,2024

FINANCIAL SUPERINTENDENCE OF COLOMBIA

Measure No. 2 Information about shares.

2.1. On its web site, the Company provides the public with clear, precise, and in a comprehensive way, about the different share classes issued by the Company, the number of shares issued for each class, and the number of shares in reserve, as well as the rights and duties inherent to each share class.

2.1 Measure Implementation YES ☒ NO ☐ N/A ☐

YES. Briefly indicate: All information about the Company’s shares is made clear, accurate and complete on the Company’s corporate website to the public.

Information about share issues can be found at the following link:

https://www.grupoexito.com.co/en/issuance-shares

Regarding the characteristics of shares, dividends, income tax returns, share exchange, share issuances, mechanisms for handling share-related queries, dematerialization of shares and share split, can be accessed at the following link:

https://www.grupoexito.com.co/en/faq

Likewise, the Company reports the shareholder composition quarterly to the Financial Superintendence, which can be consulted in the RNVE and on the corporate website:

https://www.grupoexito.com.co/en/main-shareholders

Likewise, the Company’s shareholding structure is available on its corporate website:

https://www.grupoexito.com.co/en/shareholding-structure

Information on the corporate structure (in accordance with the financial statements), the tax audit and the internal audit can also be consulted through this link.

NO. Explain:

NA. Precise the law or regulation that prevents the adoption of the recommendation:

Implementation Date	December 31, 2008
Modification Date	February 19, 2018

FINANCIAL SUPERINTENDENCE OF COLOMBIA

Measure No. 3 No capital dilution.

3.1. In transactions that may cause the dilution of the capital of minority shareholders (i.e. a capital increase with a waiver of preemptive rights in the subscription of shares, a merger, a segregation (spinoffs), among others), the corporation will explain them to the shareholders in detail via a prior report from the Board of Directors and a recommendation regarding the terms of the transaction from an outside independent consultant of recognized standing (fairness opinion), appointed by the Board of Directors. These reports are available to the shareholders prior to the General Meeting, within the terms for the exercise of inspection rights.

3.1 Measure implementation YES ☒ NO ☐ N/A ☐

YES. Briefly indicate: The Disclosure Policy for financial and non-financial information, as set forth in Chapter Five of the Corporate Governance Code, expressly provides that the Company shall communicate and disclose to its shareholders any information related to transactions that may result in the dilution of shareholders’ equity. Likewise, in complying with the procedure for disclosure of information to shareholders and the market, it is expressly established that a detailed report must be prepared and approved by the Board of Directors, including the opinion of an independent external advisor of recognized expertise. These documents must be made available to shareholders during the inspection period.

During 2025, no transaction was carried out that could result in capital dilution and that would therefore require the implementation of such measure.

The Company’s Corporate Governance Code (see Chapter Five) may be consulted at the following link:

https://www.grupoexito.com.co/es/1.Corporate-Governance-Code.pdf

NO. Explain:

NA. Precise the law or regulation that prevents the adoption of the recommendation:

Implementation Date	November 11, 2025.
Modification Date

FINANCIAL SUPERINTENDENCE OF COLOMBIA

Measure No. 4 Information and communication with shareholders.

4.1. The corporation has an institutional web site in Spanish and English, with a link of Corporate Governance, or of relations with shareholders and investors, or equivalent. It will include financial and non-financial information in the terms proposed by recommendations 32.3 and 33.3. Furthermore, under no circumstance, it will include the corporation’s confidential information, or that relative to company secrets, or any other whose disclosure could be used to the detriment of the corporation.

4.1 Measure implementation YES ☒ NO ☐ N/A ☐

YES. Briefly indicate:

The Company has the website https://www.grupoexito.com.co/en, which complies with the information detailed in recommendations 32.3 and 33.3, both in Spanish and English. Similarly, the corporate website has a section dedicated exclusively to Corporate Governance (which can be accessed by clicking on the menu option “02. Corporate Governance”) and another dedicated to Shareholders and Investors (which can be accessed by clicking on the menu option “03. Shareholders and Investors”), with information of their financial and non-financial interest.

NO. Explain:

NA. Precise the law or regulation that prevents the adoption of the recommendation:

Implementation Date	December 31, 2008
Modification Date	February 19, 2018

4.2. The corporation has permanent-access mechanisms targeted exclusively to shareholders, such as a web link (only for them), or an office devoted to the relations with shareholders and investors, periodical information sessions, among others. These spaces should permit them state their opinions, concerns or suggestions on the corporation’s development, or about their condition as shareholders.

4.2 Measure implementation YES ☒ NO ☐ N/A ☐

YES. Briefly indicate: The Company provides dedicated links on its website exclusively for shareholders. The Investor Relations Office, which forms part of the Finance Vice-Presidency, directly serves shareholders and investors, continuously facilitates engagement with the market, and addresses the various requests and inquiries submitted by shareholders and investors.

The contact details for shareholder and investor services are available on the corporate website at the following link:

Contact shareholders investors | Grupo Éxito

During 2025, the Company published 4 quarterly results, 4 quarterly results conference calls, and 1 Ordinary Meeting of the General Shareholders’ Meeting.

The Company’s Corporate Governance Code (see chapter five) can be consulted at the following route:

https://www.grupoexito.com.co/es/1.Corporate-Governance-Code.pdf

NO. Explain:

NA. Precise the law or regulation that prevents the adoption of the recommendation:

Implementation Date	December 31, 2008
Modification Date

FINANCIAL SUPERINTENDENCE OF COLOMBIA

4.3. The corporation organizes events to present quarterly results to its shareholders and to market analysts. These may be in person or through distant-communication media (conference, video conference, etc.).

4.3 Measure implementation YES ☒ NO ☐ N/A ☐

YES. Briefly indicate: The Company complies with the recommendation whenever it organizes quarterly results presentation events, aimed at its shareholders and market analysts by telephone conference and online via Teams.

The information is shared in English and/or Spanish during the call, and its transcript is published in Spanish and/or English on the website. Likewise, the financial results for each quarter, along with a presentation thereof, are published on the website in both languages. In addition, the disclosure of the corresponding material information is carried out in accordance with the applicable regulations in force.

In 2025, four (4) teleconferences were held, the reports and presentation are published on the society’s website, in the following route:

https://www.grupoexito.com.co/en/financial-information

NO. Explain:

NA. Precise the law or regulation that prevents the adoption of the recommendation:

Implementation Date	December 31, 2008
Modification Date

4.4. The corporation organizes or takes part in presentations, events, or forums on fixed-yield instruments, mostly addressed to debt-security investors and market analysts. These events offer updates on the issuer’s business indicators, the management of its liabilities, its financial Policy, its ratings, its behavior concerning covenants, etc.

4.4 Measure implementation YES ☒ NO ☐ N/A ☐

YES. Briefly indicate: During the year 2025, the Company coordinated spaces in order to update and keep its shareholders and investors informed. The Company held quarterly results conference calls where a space is assigned to answer questions from attendees.

NO. Explain:

NA. Precise the law or regulation that prevents the adoption of the recommendation:

Implementation Date	May 16, 2017
Modification Date

FINANCIAL SUPERINTENDENCE OF COLOMBIA

4.5. The corporation’s bylaws provide that a shareholder or group of shareholders, representing at least five percent (5%) of the capital, may request the performance of Specialized Audits on matters other than those pertaining to the audits carried out by the corporation’s Statutory Auditor. Depending on its capital structure, the corporation may determine a proportion below five percent (5%).

4.5 Measure implementation YES ☒ NO ☐ N/A ☐

YES. Briefly indicate: The Company’s Bylaws (Article 61) provide for the power of shareholders included in the recommendation. In the same vein, the Corporate Governance Code (chapter three) expressly establishes the conditions and procedure for carrying out specialised audits. During 2025, no shareholder requested this type of specialized audit.

The company’s Bylaws and Corporate Governance Code can be consulted through the following links, respectively:

https://www.grupoexito.com.co/es/bylaws-21-03-2024.pdf

https://www.grupoexito.com.co/es/1.Corporate-Governance-Code.pdf

NO. Explain:

NA. Precise the law or regulation that prevents the adoption of the recommendation:

Implementation Date	December 31, 2008
Modification Date	March 17, 2015 November 11, 2025

4.6. For the exercise of this right, the corporation has a written procedure with the precisions provided in recommendation 4.6.

4.6 Measure implementation YES ☒ NO ☐ N/A ☐

YES. Briefly indicate: In line with the matters addressed in the response to Recommendation 4.5, the Corporate Governance Code (Chapter Three) expressly sets out the conditions and the procedure approved by the Board of Directors for conducting specialized audits. These provisions specify that the Board of Directors is the body responsible for reviewing and processing such requests, and that the response period shall be fifteen (15) calendar days.

The company’s Corporate Governance Code can be consulted at the following route:

https://www.grupoexito.com.co/es/1.Corporate-Governance-Code.pdf

NO. Explain:

NA. Precise the law or regulation that prevents the adoption of the recommendation:

Implementation Date	November 11, 2025.
Modification Date

FINANCIAL SUPERINTENDENCE OF COLOMBIA

Measure No. 5 Behavior of managers before takeovers or transactions to change the corporation’s control.

5.1. The members of the Board of Directors and of the senior management have agreed expressly, in their letters of acceptance or contracts, that as soon as they learn of a take-over bid or other relevant transactions, such as mergers or segregation (spinoffs), there will be periods during which they will not negotiate, directly or indirectly through a third party, any shares of the corporation.

5.1 Measure implementation YES ☒ NO ☐ N/A ☐

YES. Briefly indicate: Both the members of the Board of Directors and the members of Senior Management have expressly accepted the condition set forth in the recommendation. The members of the Board of Directors through their letters of acceptance, which can be consulted on the corporate website through the following links:

Independent Members

Miguel Fernando Dueñas:

https://www.grupoexito.com.co/es/Acceptance-nomination-and- independence-certificate-Miguel-Duenas.pdf

Francisco José Fermán Gómez:

https://www.grupoexito.com.co/es/Acceptance-nomination-and- independence-certificate-Francisco-Ferman.pdf

Óscar Samour Santillana:

https://www.grupoexito.com.co/es/Acceptance-nomination-and- independence-certificate-Oscar-Samour.pdf

Equity members

Francisco Javier Calleja Malaina:

https://www.grupoexito.com.co/es/Acceptance-nomination- Francisco%20Calleja.pdf

FINANCIAL SUPERINTENDENCE OF COLOMBIA

Juan Carlos Calleja Hakker:

https://www.grupoexito.com.co/es/Acceptance-nomination-Carlos- Calleja.pdf

David Alberto Cahen Ávila:

https://www.grupoexito.com.co/es/Acceptance-nomination-David- Cahen.pdf

Alberto José Corpeño Posada

https://www.grupoexito.com.co/es/Acceptance-nomination-Alberto- Corpeno.pdf

In the case of members of Senior Management, during 2019 their employment contract was modified in order to give greater scope to the provision already included in it. Similarly, the people in Senior Management who have joined the Company after 2019 have this clause incorporated into their employment contracts.

In addition to the above, chapter six of the Company’s Corporate Governance Code establishes the Insider Information Use Policy applicable to Directors and employees, which establishes the restricted periods for carrying out operations related to the sale or acquisition of shares of the Company. Likewise, the Company has an internal procedure to monitor compliance with this Policy, through which (i) as soon as a takeover bid or relevant transaction is known, and (ii) prior the disclosure of financial results, a series of verifications are carried out to validate compliance.

The Company’s Corporate Government Code (see chapter six, page 75) can be consulted at the following route:

https://www.grupoexito.com.co/es/1.Corporate-Governance-Code.pdf

NO. Explain:

NA. Precise the law or regulation that prevents the adoption of the recommendation:

Implementation Date	March 23, 2018
Modification Date

FINANCIAL SUPERINTENDENCE OF COLOMBIA

Measure No. 6 Listing of corporations clustered in conglomerates.

6.1. Without prejudice to the independence of every single company of the conglomerate and to the responsibilities of its management bodies, the conglomerate has an organizational structure that defines for the three (3) governance levels (Shareholders Assembly, Board of Directors, and senior management), the key bodies and individual positions and the relations between them. Such a structure is public, evident, and transparent; it determines clear responsibility and communication channels; it facilitates the conglomerate’s.

6.1 Measure implementation YES ☒ NO ☐ N/A ☐

YES. Briefly indicate: The shareholding structure of the Conglomerate is published on the Company’s website, which explains the participation of the Company in each of the subordinated entities and the relationship that exists with each of the companies that make up the Business Group, which allows to easily define the strategic orientation, supervision, control and effective administration of the Conglomerate, respecting in all case the autonomy of each company in the monitoring of decision – making procedures.

Likewise, there is information on the corporate structure according to the financial statements, the statutory auditors, and the internal audit.

Proof of the application of this practice was presented during the year 2021, when the Company standardized the Corporate Governance practices of the national subsidiaries in which it had a participation equal to or greater than 95% of the capital stock, through a process of simplification of the governance structure, unifying the boards of directors in a single body called the Subsidiaries Steering Committee, being this the highest management body. The above, in order to: (i) have a single governing body in charge of carrying out its own strategic functions, seeking uniformity in corporate governance practices; and (ii) unify to the greatest extent possible, except for matters specific to the industry of each company, its bylaws and corporate governance codes, respecting in all cases the autonomy of each company in following the procedures for decision-making and the singularities of each of the businesses.

The Company’s shareholding structure can be accessed at: https://www.grupoexito.com.co/en/shareholding-structure

NO. Explain

NA. Precise the law or regulation that prevents the adoption of the recommendation:

Implementation Date	September 11, 2014
Modification Date	September 2, 2015

FINANCIAL SUPERINTENDENCE OF COLOMBIA

6.2. Under the previous provision, the holding company and its most important subordinates have defined a framework for institutional relations through the subscription of an agreement. Such an agreement is public, has been approved by the Board of Directors of each of the companies, and it regulates the topics indicated in recommendation 6.2.

6.2 Measure implementation YES ☐ NO ☒ N/A ☐

YES. Briefly indicate:

NO. Explain.

Although to date there is no single public agreement approved by the highest administrative body of each of the companies that are part of the conglomerate that regulates all matters concerning their various relationships; at the Group level, different practices have been adopted that are related to recommendation 6.2 and that are aimed at achieving: uniformity and homogeneity in their actions in order to achieve cohesion, the existence of the same primary interest to pursue and defend, the use of synergies, the definition of the guidelines to be complied with for the conclusion of contracts between them, the common vision regarding Control architecture issues, among others.

In order to prove the above, the following are some examples of the practices related to this measure that the Company has adopted, namely:

●	The Company’s Board of Directors approved the applicable conglomerate governance rules and incorporated them into the Corporate Governance policies contained in the Corporate Governance Code.

●	The Company and its subordinates have a common mission: “To work so that the customer returns”, this being the interest that all companies pursue and defend, and with shared principles and values such as: service, teamwork, innovation, among others. Similarly, there is only one higher purpose at the Group level: “We nurture opportunities in Colombia”.

●	As part of the process of seeking cohesion of the conglomerate and with the aim of achieving a common and shared vision at the structural level of the Business Group:

o	In the Corporate Governance Code, with regard to the Company’s control architecture, it is expressly established that the Risk Management and Internal Control System takes into account the nature, size, complexity, risks inherent to the activity carried out and legal requirements of the Company and of each of the companies of the Business Group.

Likewise, the Code expressly states: “The Tax Audit service will be assigned to the Company and its subordinates, with the same signature, with a common and shared vision of the Business Group.”.

FINANCIAL SUPERINTENDENCE OF COLOMBIA

o	During 2021, the Company carried out a process of standardization of the Corporate Governance practices of the national subsidiaries, so that their bylaws and each of their Corporate Governance Codes contemplated – as far as reasonably possible – the same practices and provisions of the Company, with the relevant exceptions according to the particularities of the industry and business of each subsidiary and respecting, in any case, the autonomy of each society in making certain decisions.

o	The national subsidiaries whose structure corresponds to simplified joint-stock companies (S.A.S.) and which are the exclusive property of the Company, have a single and the same administrative body called the Subsidiaries Management Committee that exercises the functions of the highest administrative body of any company and which, being the same for said companies, it aims to ensure cohesion, unity and uniformity in practices and regimes, efficiency, coherence and strengthening of the strategy, etc.

●	The criteria and mechanisms for determining the price and other conditions when transactions are presented between related parties are found in the Policy and Procedure that regulate the matter and that are intended to guarantee transparency, that transactions are always concluded at market prices and that the principles that govern the aforementioned Policy are complied with.[1]

The Company’s Policy is found in chapter seven of the Corporate Governance Code and it expressly establishes that the transaction between related parties must, among others, promote the use of synergies. Similarly, the Corporate Governance Code of the subsidiaries also includes the guidelines of the Company’s Policy.

The Company’s Corporate Governance Code can be consulted at the following route:

https://www.grupoexito.com.co/es/1.Corporate-Governance-Code.pdf

The respective Procedure for Transactions between Related Parties can be consulted at the following route:

https://www.grupoexito.com.co/es/1.Procedure-related-party- transactions.pdf

Thus, the answer is NO, because to date there is no single document that contemplates all the matters previously raised and that is of a public nature and approved by the highest administrative body of each company. As stated, there are multiple internal corporate practices and provisions that regulate such matters, both at the level of the Company and its national subsidiaries, which are contained in different instruments and which, prior to their existence, have completed the required internal corporate procedures

NA. Precise the law or regulation that prevents the adoption of the recommendation:

Implementation Date
Modification Date

FINANCIAL SUPERINTENDENCE OF COLOMBIA

Measure No. 7 Conflict resolution.

7.1. Except for the disputes between shareholders, or between shareholders and the corporation or its Board of Directors that by explicit legal mandate must be settled necessarily before the ordinary jurisdiction, the corporation’s bylaws include conflict-resolution mechanisms such as direct agreements, amiable composition, settlement, or arbitration.

7.1 Measure implementation YES ☒ NO ☐ N/A ☐

YES. Briefly indicate: Article 54 of the Bylaws provides for an arbitration clause to submit disputes to the decision of an Arbitration Court, as a last resort, after granting a term for direct settlement between the participants and the possibility of settling the conflict through the mechanism of amicable composition.

During 2025 there were no disputes between shareholders, or between shareholders and the company or its Board of Directors, so there was no need to resort to the dispute resolution mechanisms established by the measure.

The Company Bylaws can be found at:   https://www.grupoexito.com.co/es/Bylaws.pdf

NO. Explain:

NA. Precise the law or regulation that prevents the adoption of the recommendation:

Implementation Date	December 31, 2008
Modification Dates	March 17, 2015

FINANCIAL SUPERINTENDENCE OF COLOMBIA

II. GENERAL MEETING OF SHAREHOLDERS

Measure No. 8 Functions and competence.

8.1. Besides other functions assigned to the General Assembly of Shareholders by the legal framework, the bylaws explicitly confer the functions of the General Assembly of Shareholders related in recommendation 8.1 and emphasize their exclusive and non-delegable nature.

8.1 Measure implementation YES ☒ NO: ☐ N/A ☐

YES. Briefly indicate: The Company’s Bylaws regulate in Article 29 the functions of the General Shareholders’ Meeting. Article 30 of the same document establishes the exclusive functions of the General Shareholders’ Meeting and consequently as non-delegable paragraphs a), b), f), g), i) and k) of Article 29, in compliance with recommendation 8.1.

“̈A To freely elect and remove the members of the Board of Directors, the Statutory Auditor, and to approve the succession policy for these positions, when appropriate, which shall be proposed by the Board of Directors;

B. To approve the general remuneration policy for the members of the Board of Directors, and in the event that the Board of Directors so proposes, to define the general framework within which the Board of Directors may recognize a variable remuneration component to Senior Management that is obtained from the behavior of the Company’s shares in the market;

F. To dispose of the profits that are established in accordance with the financial statements of position and results, once they have been approved, subject to the legal provisions and the rules of these bylaws. In the exercise of this power, it may create or increase voluntary or occasional reserves for specific purposes; and to set the amount of the dividend, the form and term for its payment;

PARAGRAPH: The donation allocations approved by the General Shareholders’ Meeting shall remain in force until fully exhausted.

G. To order the transfer or change of destination of occasional or voluntary reserves, their distribution or their capitalization, when they are unnecessary;

I. To provide that a certain issue of ordinary shares shall be placed without being subject to the right of preemption;

K. To agree (i) the merger of the Company, actively or passively, with another or other companies, (ii) its transformation, (iii) its spin-off, (iv) the segregation (improper spin- off), alienation, encumbrance or lease of the social enterprise or a portion of its assets when, in the opinion of the Board of Directors, such operation compromises essential assets for the development of the corporate purpose, (v) the acquisition of other companies or assets when, in the opinion of the Board of Directors, such operation may result in an effective modification of the corporate purpose, (vi) the early dissolution or extension of the term of duration and, (vii) in general, any reform, extension or modification of the bylaws;”

The Company’s bylaws can be found at:

https://www.grupoexito.com.co/es/Bylaws.pdf

NO. Explain:

N.A. Precise the law or regulation that prevents the adoption of the recommendation:

Implementation Date	March 17, 2015
Modification Dates	April 27, 2023 March 27, 2025

FINANCIAL SUPERINTENDENCE OF COLOMBIA

Measure No. 9: Regulation of the General Assembly of Shareholders.

9.1. The corporation has a regulation for the General Assembly of Shareholders, which set up norms for any tasks within its competence. They range from its meeting calls, to the preparation of the information intended for shareholders, their attendance, the development and exercise of their political rights, so that they are fully aware about the regime that governs the Assembly’s sessions.

9.1 Measure implementation YES ☒ NO: ☐ N/A ☐

YES. Briefly indicate: The Company’s Bylaws, in the articles of chapter five, title II, establish the composition, call and operation of the General Shareholders’ Meeting. Likewise, the Company’s Corporate Governance Code enshrines in its second chapter dedicated to corporate bodies (numeral 2.1.1) the Rules of Procedure of the Meeting, a document that complements and illustrates in detail the provisions on the General Shareholders’ Meeting of the Company, regarding its call and development.

The Company’s Bylaws can be accessed by visiting:

https://www.grupoexito.com.co/es/bylaws-21-03-2024.pdf

The Corporate Governance Code can be accessed by visiting:

https://www.grupoexito.com.co/es/1.Corporate-Governance-Code.pdf

Likewise, the Rules of Procedure for the General Shareholders Meeting can be consulted in the following route

https://www.grupoexito.com.co/es/Rules-of-Procedure-General-Meeting-of- Shareholders-.pdf

NO. Explain:

N.A. Precise the law or regulation that prevents the adoption of the recommendation:

Implementation Date	March 20, 2014
Modification Dates	March 21, 2024 March 27, 2025

FINANCIAL SUPERINTENDENCE OF COLOMBIA

Measure No. 10: Meeting Call for the Assembly.

10.1. To ease the shareholders’ exercise of their information rights, the bylaws provide that the meeting call for the ordinary General Assembly of Shareholders must take place no less than thirty (30) common days in advance; in the case of the extraordinary meetings, the call will take place with at least fifteen (15) common days of anticipation. This will be without prejudice to the legal terms set forth for Company restructuring (e.g. mergers, segregation (spinoffs), or transformations).

10.1 Measure implementation YES ☒ NO: ☐ N/A ☐

YES. Briefly indicate: The Company’s Bylaws establish in Article 19, paragraph one, the term of the call for the ordinary meeting, expressly stating that it shall be made at least thirty (30) common days prior to the meeting, without prejudice to compliance with legal regulations. Likewise, Article 20 regulates the calling of extraordinary meetings, respecting compliance with the other terms established by law.

The measure is also set forth in the Corporate Governance Code, chapter two, section 2.1.1, which corresponds to the Rules of Procedure of the General Shareholders’ Meeting (article 5).

In compliance with the above, in 2025, the call for the ordinary meeting of the General Shareholders’ Meeting was made on February 24, 2025, that is, 31 common days before the meeting held on March 27.

The Company’s Bylaws can be accessed by visiting:

https://www.grupoexito.com.co/es/Bylaws.pdf

Likewise, the Rules of Procedure for the General Shareholders Meeting can be consulted in the following route

https://www.grupoexito.com.co/es/Rules-of-Procedure-General-Meeting-of- Shareholders-.pdf

To validate the application of the measure, the call for applications can be consulted at the following link:

https://www.grupoexito.com.co/es/Call-GSA-21032024.pdf

NO. Explain:

N.A. Precise the law or regulation that prevents the adoption of the recommendation:

Implementation Date	March 17, 2015
Modification Dates

FINANCIAL SUPERINTENDENCE OF COLOMBIA

10.2. Besides the traditional and obligatory media set forth within the legal framework, the corporation ensures the widest communication and publicity for the meeting call. This will be done by using e- media, such as the corporate web site, individual alerting e-mails, and even the social networks if deemed appropriate.

10.2 Measure implementation YES ☒ NO: ☐ N/A ☐

YES. Briefly indicate: Article 21 of the Bylaws and Article 5 of Rules of Procedure of the General Shareholders’ Meeting (which is contained in the Corporate Governance Code (numeral 2.1.1)) provide for three different mechanisms for disseminating the call that the Company may use to notify shareholders of the holding of the Meeting, among which is the notice of publication in a newspaper of wide national circulation.

In addition, in compliance with its obligations as an issuer of the Colombian securities market, the Company publishes said call through the relevant information mechanism provided by the Financial Superintendence of Colombia.

In development of the good practices in corporate governance adopted by the Company, the notice of call (i) is published on the corporate website; and (ii) is sent in a newsletter addressed to shareholders sent by the Investor Relations Department.

In the call to the meeting of the General Shareholders’ Meeting in 2025, the Company ensured the maximum dissemination and publicity of its call, through: its publication in newspapers of wide national circulation (El Tiempo and El Colombiano), on the electronic portals of Primera Página and Valora Analitik, and on the corporate website, its disclosure through the relevant information mechanism, and its sending through the bulletin addressed to shareholders sent by the Investor Relations Directorate.

The Company’s Bylaws can be accessed by visiting:

https://www.grupoexito.com.co/es/Bylaws.pdf

The Corporate Governance Code can be accessed by visiting:

https://www.grupoexito.com.co/es/1.Corporate-Governance-Code.pdf

Likewise, the Rules of Procedure for the General Meeting of Shareholders can be consulted in the following route

https://www.grupoexito.com.co/es/Rules-of-Procedure-General-Meeting-of- Shareholders-.pdf

NO. Explain:

N.A. Precise the law or regulation that prevents the adoption of the recommendation:

Implementation Date	December 31, 2008
Modification Dates	March 27, 2025

FINANCIAL SUPERINTENDENCE OF COLOMBIA

10.3. For increased transparency during the decision-making process of the General Assembly, besides its Agenda, stating point by point the subjects for discussion, the corporation ensures that simultaneously with the meeting call, or at least fifteen (15) common days before the meeting, the shareholders receive the Agreement Proposals that the Board of Directors will submit to the General Assembly of Shareholders concerning each of those points.

10.3 Measure implementation YES ☒ NO ☐ N/A ☐

YES. Briefly indicate: In the Rules of Procedure of the General Shareholders’ Meeting contained in the Corporate Governance Code (numeral 2.1.1) it is expressly provided in Article 5 that, simultaneously with the call or at least fifteen (15) days prior to the meeting, the proposed resolutions that the Board of Directors will submit to the General Shareholders’ Meeting for each item on the agenda will be made available to the shareholders. In this way, the Company complies with the provisions of recommendation 10.3.

The application of this practice by the Company, even exceeding the suggested term, can be verified in the ordinary meeting of the General Shareholders’ Meeting held on March 27, 2025. This information was made available to shareholders through the relevant information mechanism and on the Company’s website, on February 26, i.e., 29 calendar days in advance.

The relevant information for the year 2025 can be consulted in the following route:

https://www.grupoexito.com.co/en/relevant-information

The proposals of the ordinary meeting of the General Shareholders’ Meeting held on March 27, 2025, can be consulted through the following route:

https://www.grupoexito.com.co/en/shareholders-meeting-2025-ordinary-meeting- march-27-proposals

The Corporate Governance Code can be consulted in the following route:

https://www.grupoexito.com.co/es/1.Corporate-Governance-Code.pdf

Likewise, the Rules of Procedure of the General Shareholders’ Meeting can be consulted at the following route:

https://www.grupoexito.com.co/es/Rules-of-Procedure-General-Meeting-of- Shareholders-.pdf

NO. Explain:

N.A. Precise the law or regulation that prevents the adoption of the recommendation:

Implementation Date	March 17, 2015
Modification Dates	March 23, 2018

FINANCIAL SUPERINTENDENCE OF COLOMBIA

10.4. The General Assembly of Shareholders will analyze and approve the corporation’s segregation (spinoffs) (escisión impropia) only when this subject had been included explicitly in the respective meeting call.

10.4 Measure implementation YES ☒ NO: ☐ N/A ☐

YES. Briefly indicate: In line with the response to recommendation 8.1 regarding the approval of the improper split of the Company, paragraph k of article 29 of the Bylaws provides that it is the function of the Shareholders’ Meeting to approve operations that involve an improper spin-off. For its part, Article 30 of the same document establishes that this function cannot be delegated by the Assembly.

On the other hand, Article 22 of the Bylaws expressly establishes that to submit an improper split operation to the Meeting for consideration, special requirements are required regarding the call, publicity and deposit of the operation project for the study of the shareholders. In the same way, this matter is regulated in Article 8 of the Rules of Procedure of the General Shareholders’ Meeting contained in the Corporate Governance Code (numeral 2.1.1)

Regarding the agenda set out in the call, Article 22 of the Company’s Bylaws establishes the duty to expressly specify the topics to be discussed.

During 2025, there were no operations of this type.

The Company’s Bylaws can be consulted through the following route:

https://www.grupoexito.com.co/es/Bylaws.pdf

The Corporate Governance Code can be consulted in the following route:

https://www.grupoexito.com.co/es/1.Corporate-Governance-Code.pdf

Likewise, the Rules of Procedure of the Assembly can be consulted at the following route:

https://www.grupoexito.com.co/es/Rules-of-Procedure-General-Meeting-of- Shareholders-.pdf

NO. Explain:

N.A. Precise the law or regulation that prevents the adoption of the recommendation:

Implementation Date	March 17, 2015
Modification Dates

FINANCIAL SUPERINTENDENCE OF COLOMBIA

10.5. The Agenda proposed by the Board of Directors accurately lists the subjects for discussion. It does not permit that any significant issues become obscured under imprecise, nonspecific, overly general, or very wide expressions such as “others” or “proposals and miscellaneous.”

10.5 Measure implementation YES ☒ NO: ☐ N/A ☐

YES. Briefly indicate: Article 5 of the Rules of Procedure of the General Shareholders’ Meeting contained in the Corporate Governance Code (numeral 2.1.1), establishes that the agenda must include precisely the content of the topics to be discussed and in no case will generic mentions be made that do not allow to know in detail the matter to be debated. In the same sense, article 19, second paragraph of the Bylaws, expressly establishes that the Board of Directors and the administrators will refrain from submitting to the consideration of the Assembly any item that has not been included in the agenda published with the notice of the call.

In the agenda proposed by the Board of Directors for the meeting of the General Shareholders’ Meeting held in 2025, each of the items to be considered and approved separately and with sufficient clarity of the matter in question was included. In turn, the content of the proposals that would be submitted for approval by the Assembly were published through the relevant information mechanism and on the corporate website, with adequate and sufficient notice and in accordance with good corporate governance practices.

The Company’s Bylaws can be consulted through the following route:

https://www.grupoexito.com.co/es/Bylaws.pdf

The Corporate Governance Code can be consulted in the following route:

https://www.grupoexito.com.co/es/1.Corporate-Governance-Code.pdf

Likewise, the Rules of Procedure of the Assembly can be consulted at the following route:

https://www.grupoexito.com.co/es/Rules-of-Procedure-General-Meeting-of- Shareholders-.pdf

NO. Explain:

N.A. Precise the law or regulation that prevents the adoption of the recommendation:

Implementation Date	December 31, 2008
Modification Dates	March 23, 2018

FINANCIAL SUPERINTENDENCE OF COLOMBIA

10.6. In the case of amendments to the bylaws, each article or group of articles substantially different will be voted separately. In any case, an article will be voted separately if any shareholder or group of shareholders, representing at least five percent (5%) of the corporate capital, request it during the Assembly. The shareholders will be informed of this right beforehand.

10.6 Measure implementation YES ☒ NO: ☐ N/A ☐

YES. Briefly indicate: Both article 28, paragraph h of the Bylaws, as well as article 13, and numeral 8 of the Rules of Procedure of the General Shareholders’ Meeting (numeral 2.1.1) of the Corporate Governance Code of the Company, expressly accept the recommendation in the proposed terms, in the same sense they establish the possibility of voting on the bylaws amendment as a whole when approved in this way by the General Shareholders’ Meeting with the absolute majority of the votes.

At the ordinary meeting of the General Shareholders’ Meeting, held on March 27, 2025, a reform of multiple articles of the Bylaws was carried out, which, in compliance with the provisions of article 28, paragraph h, was submitted to a vote of the shareholders, in four thematic groups, involving the amendment of twenty-four (24) articles in total and the repeal of two (2) articles, with the purpose of clearly informing shareholders of the scope of the reform. The proposed groups were: (i) amendments to the chapter on the President; (ii) amendments to the operating rules of the General Shareholders’ Meeting; (iii) amendments to the operating rules of the Board of Directors; and (iv) amendments to the chapter on the General Secretary

The company’s Bylaws can be consulted through the following route:

https://www.grupoexito.com.co/es/Bylaws.pdf

The Corporate Governance Code can be consulted in the following route:

https://www.grupoexito.com.co/es/1.Corporate-Governance-Code.pdf

Likewise, the Rules of Procedure of the Assembly can be consulted at the following route:

https://www.grupoexito.com.co/es/Rules-of-Procedure-General-Meeting-of- Shareholders-.pdf

NO. Explain:

N.A. Precise the law or regulation that prevents the adoption of the recommendation:

Implementation Date	March 17, 2015
Modification Dates	May 24,2022 March 27, 2025

FINANCIAL SUPERINTENDENCE OF COLOMBIA

10.7. Notwithstanding the provisions of Article 182 of the Code of Commerce, to strengthen and ensure the shareholders’ rights of inspection and information before the Assembly, the bylaws recognize their right to propose the inclusion of one or more points for discussion within the Agenda of the General Assembly of Shareholders, regardless of the size of their stock participation. The shareholders will make such a request within five (5) common days following the publication of the meeting call.

10.7 Measure implementation YES ☐ NO: ☒ N/A ☐

YES. Briefly indicate:

NO. Explain: The Company’s Bylaws in article 19, third paragraph and article 8 of the Rules of Procedure of the General Shareholders’ Meeting contained in numeral 2.1.1 of the Corporate Governance Code, establish that any shareholder holding at least five percent (5%) of the capital stock may: (i) propose in a reasoned manner the introduction of one or more items on the agenda of the General Meeting Shareholders; (ii) to present in a reasoned manner new proposals for decisions on matters previously included in the agenda, and (iii) to request information or ask questions on matters included in the agenda.

Shareholders retain the right to submit their proposals during the Shareholders’ Meeting unless it is a matter of submitting for consideration the separation (improper split) of the Company if such decision corresponds to this body, or, in the case of other matters that in accordance with the law can only be debated with prior observance of special requirements on calling, publicity and deposit of the project for the study of the shareholders during the term provided for the right of inspection.

In addition to the above, although the law does not contain a regulation on the handling of substitute proposals that are proposed during a meeting of the General Shareholders’ Meeting; the Company has a regulation for the treatment of substitute proposals that allows them to be processed appropriately, with appropriate procedures that provide a correct functioning of the meetings and, in this sense, avoid confusion on how to proceed in the event that substitute proposals are presented.

The adoption and publicity of this measure by the Company can be verified in the call to the ordinary meeting of the General Shareholders’ Meeting held in 2024. The respective call can be consulted through the following link:

https://www.grupoexito.com.co/es/Call-to-investors-meeting-march-2025.pdf

The Company’s Bylaws can be consulted through the following route:

https://www.grupoexito.com.co/es/bylaws-21-03-2024.pdf

The Corporate Governance Code can be consulted in the following route:

https://www.grupoexito.com.co/es/1.Corporate-Governance-Code.pdf

N.A. Precise the law or regulation that prevents the adoption of the recommendation:

Implementation Date
Modification Dates

FINANCIAL SUPERINTENDENCE OF COLOMBIA

10.8. If the Board of Directors refuses the request, it must reply in writing to those requests supported by at least five percent (5%) of the corporate capital, or a lower proportion as provided by the company based on its degree of ownership concentration. In such a reply, it will explain the reasons for its decision, and inform the shareholders of their right to make proposals during the Assembly, under the provisions of the abovementioned article 182 of the Code of Commerce.

10.8 Measure implementation YES ☒ NO: ☐ N/A ☐

YES. Briefly indicate: The recommendation was accepted by the Company in article 19, third paragraph of the Bylaws. In addition to the above, the Rules of Procedure of the Shareholders’ Meeting, contained in numeral 2.1.2 of the Corporate Governance Code, constitute the procedure of the Board of Directors to process the requests of the shareholders submitted within 5 days following the publication of the call, and it is expressly contemplated that if the request is rejected, the Board of Directors shall respond in writing to those requests supported by at least five percent (5%) of the share capital, explaining the reasons for its decision and informing shareholders of their right to submit their proposals during the General Shareholders’ Meeting.

The Company’s Bylaws can be consulted through the following route

https://www.grupoexito.com.co/es/bylaws-21-03-2024.pdf

The Corporate Governance Code can be consulted in the following route:

https://www.grupoexito.com.co/es/1.Corporate-Governance-Code.pdf

Likewise, the Rules of Procedure of the Assembly can be consulted at the following route:

https://www.grupoexito.com.co/es/Rules-of-Procedure-General-Meeting-of- Shareholders-.pdf

NO. Explain:

N.A. Precise the law or regulation that prevents the adoption of the recommendation:

Implementation Date	March 17, 2015
Modification Dates	April 27, 2023

FINANCIAL SUPERINTENDENCE OF COLOMBIA

10.9. If the Board of Directors accepts the request, once expired the shareholders’ term to propose subjects –as set forth in the preceding recommendations, a complement to the meeting call for the General Assembly of Shareholders will be published at least fifteen (15) common days before the meeting.

10.9 Measure implementation YES ☒ NO: ☐ N/A ☐

YES. Briefly indicate: The Company expressly establishes in article 19, third paragraph of the Company’s Bylaws and in the Corporate Governance Code, in its numeral 2.1.2., that, in the event that a shareholder proposes to include one or more items on the agenda and this proposal is accepted by the Board of Directors, a supplement to the call for the General Shareholders’ Meeting must be published, at least fifteen (15) common days in advance of its holding, or at least fifteen (15) business days in advance, if the new item to be included is one of those that confers the right of inspection on the shareholders.

The Company’s Bylaws can be accessed by visiting:

https://www.grupoexito.com.co/es/bylaws-21-03-2024.pdf

The Corporate Governance Code can be accessed by visiting:

https://www.grupoexito.com.co/es/1.Corporate-Governance-Code.pdf

Likewise, the Rules of Procedure for the General Meeting of Shareholders can be consulted in the following route

https://www.grupoexito.com.co/es/Rules-of-Procedure-General-Meeting-of- Shareholders-.pdf

NO. Explain:

N.A. Precise the law or regulation that prevents the adoption of the recommendation: ____________________

Implementation Date	March 17, 2015
Modification Dates	April 27, 2023

FINANCIAL SUPERINTENDENCE OF COLOMBIA

10.10. Within the same term provided in the paragraph 10.7, the shareholders may submit new and well-grounded Agreement Proposals to matters previously included on the Agenda. For these requests, the Board of Directors will act according to the provisions of the paragraphs 10.8 and 10.9 above.

10.10 Measure implementation YES ☒ NO: ☐ N/A ☐

YES. Briefly indicate: The Company recognizes the right of shareholders to propose in a reasoned manner the introduction of new proposals for decisions on matters previously included in the agenda, as long as it is done within five (5) common days following the publication of the call. The foregoing is regulated in the Company’s Bylaws in Article 19, third paragraph and Article 8 of the Rules of Procedure of the General Shareholders’ Meeting contained in numeral 2.1.1 of the Corporate Governance Code.

Similarly, in accordance with the provisions of numeral 2.1.2 of the Corporate Governance Code, the Board of Directors is responsible for dealing with these requests, acting in line with the provisions of numerals 10.8 and 10.9 above.

This measure can be verified in the call to the ordinary meeting of the General Shareholders’ Meeting held in 2025. The respective call can be verified at the following link:

https://www.grupoexito.com.co/es/Call-to-investors-meeting-march-2025.pdf

The Company’s Bylaws can be accessed by visiting:

https://www.grupoexito.com.co/es/bylaws-21-03-2024.pdf

The Corporate Governance Code can be accessed by visiting:

https://www.grupoexito.com.co/es/1.Corporate-Governance-Code.pdf

Likewise, the Rules of Procedure for the General Meeting of Shareholders can be consulted in the following route

https://www.grupoexito.com.co/es/Rules-of-Procedure-General-Meeting-of- Shareholders-.pdf

NO. Explain:

N.A. Precise the law or regulation that prevents the adoption of the recommendation:

Implementation Date	March 17, 2015
Modification Dates	April 27, 2023

FINANCIAL SUPERINTENDENCE OF COLOMBIA

10.11. The corporation will use e-media, and particularly the institutional web site available only to shareholders, to convey to them the documents and information related to each of the points of the Agenda for the meeting.

10.11 Measure implementation YES ☒ NO: ☐ N/A ☐

YES. Briefly indicate: Through the corporate website (both in the General Shareholders’ Meeting section and in the Relevant Information section) and the communications called “News to Investors” sent by the Company’s Investor Relations Department to shareholders, the following are sent: the notice of call published in the media contracted by the Company in accordance with article 21 of the Bylaws and the information associated with each of the points contained therein is disclosed.

Chapter five of the Company’s Corporate Governance Code enshrines the Financial and Non-Financial Information Disclosure Policy and includes as the main means of communication between the entity and shareholders, the corporate website https://www.grupoexito.com.co/en, with a section dedicated exclusively to shareholders and investors, in which the information and documents that the Company publishes to the market will be published, both in Spanish and English.

Likewise, the Company’s corporate website has a space dedicated exclusively to all the matters of each of the Assemblies held, where shareholders can find for each year, since 2015, information on the meetings held in each year.

On the occasion of the ordinary meeting of the 2025 General Shareholders’ Meeting, the Company published the information associated with each of the items on the agenda of the meeting. The above can be consulted in the following routes:

https://www.grupoexito.com.co/es/Call-to-investors-meeting-march-2025.pdf

https://www.grupoexito.com.co/en/shareholders-meeting-2025-ordinary- meeting-march-27-proposals

https://www.grupoexito.com.co/en/shareholders-meeting-2025-ordinary- meeting-march-27-decisions

The Corporate Governance Code can be consulted in the following route:

https://www.grupoexito.com.co/es/1.Corporate-Governance-Code.pdf

NO. Explain:

N.A. Precise the law or regulation that prevents the adoption of the recommendation: ____________________

Implementation Date	March 17, 2015
Modification Dates	August 12, 2024

FINANCIAL SUPERINTENDENCE OF COLOMBIA

10.12. The corporation bylaws recognize the shareholders’ right to request the information or clarification that they deem appropriate with enough anticipation, either through traditional channels and/or, if suitable, through new technologies, or to express in writing their questions on the subjects of the Agenda, the documentation received, or the public information issued by the corporation. Depending on the term of the corporation to call for a General Assembly of Shareholders, it will determine the period within which the shareholders will exercise this right.

10.12 Measure implementation YES ☐ NO: ☒ N/A ☐

YES. Briefly indicate:

NO. Explain: In article 19, third paragraph of the Company’s Bylaws and article 8 of the Rules of Procedure of the General Shareholders’ Meeting, contained in numeral 2.1.1 of the Corporate Governance Code, the Company recognizes the right of any shareholder holding at least five percent (5%) of the capital stock, to request information or ask questions on the matters included in the agenda of the meeting of the General Shareholders’ Meeting.

At the ordinary meeting of the General Shareholders’ Meeting held in 2025, no such requests were received from shareholders.

The Company’s Bylaws can be accessed by visiting:

https://www.grupoexito.com.co/es/bylaws-21-03-2024.pdf

The Corporate Governance Code can be accessed by visiting:

https://www.grupoexito.com.co/es/1.Corporate-Governance-Code.pdf

Likewise, the Rules of Procedure for the General Meeting of Shareholders can be consulted in the following route

https://www.grupoexito.com.co/es/Rules-of-Procedure-General-Meeting-of- Shareholders-.pdf

N.A. Precise the law or regulation that prevents the adoption of the recommendation:

Implementation Date
Modification Dates

FINANCIAL SUPERINTENDENCE OF COLOMBIA

10.13. The corporation foresees that the requested information may be denied if, based on internal procedures, it may be considered: i) non-reasonable; ii) irrelevant to learn about the corporation’s progress or interests; iii) confidential, which will include reserved information within the securities market; business secrets; and transactions in progress, whose success for the company will be contingent upon their secrecy; iv) any other information that if disclosed will compromise imminently and seriously the competitiveness of the company.

10.13 Measure implementation YES ☒ NO: ☐ N/A ☐

YES. Briefly indicate: The recommendation was expressly accepted by the Company and is found in the fourth paragraph of article 8 of the Regulations of the General Shareholders’ Meeting, contained in numeral 2.1.1 of the Corporate Governance Code of the Company. It is established that information will be denied when it is classified as unreasonable, irrelevant and confidential and those that put the Company’s competitiveness in imminent and serious danger.

The Corporate Governance Code can be consulted in the following route:

https://www.grupoexito.com.co/es/1.Corporate-Governance-Code.pdf

Likewise, the Rules of Procedure of the Assembly can be consulted at the following route:

https://www.grupoexito.com.co/es/Rules-of-Procedure-General-Meeting-of- Shareholders-.pdf

NO. Explain:

N.A. Precise the law or regulation that prevents the adoption of the recommendation:

Implementation Date	March 17, 2015
Modification Dates

FINANCIAL SUPERINTENDENCE OF COLOMBIA

10.14. When an answer provided to a shareholder may grant him some advantage, the corporation guarantees the access to that answer to the other shareholders, on a concomitant basis, according to the mechanisms set forth for that purpose, and under the same conditions.

10.14 Measure implementation YES ☒ NO: ☐ N/A ☐

YES. Briefly indicate: Article 8 of the Rules of Procedure of the General Shareholders’ Meeting, incorporated in numeral 2.1.1. of the Corporate Governance Code of the Company, expressly provides that in the event that the information provided may put the shareholders who requested it at an advantage, in order to provide equitable treatment to all shareholders, the Company will publish such information on its corporate website in order to ensure access to such response to the other shareholders concomitantly.

The Corporate Governance Code can be accessed by visiting:

https://www.grupoexito.com.co/es/1.Corporate-Governance-Code.pdf

Likewise, the Rules of Procedure for the General Meeting of Shareholders can be consulted in the following route:

https://www.grupoexito.com.co/es/Rules-of-Procedure-General-Meeting-of- Shareholders-.pdf

NO. Explain:

N.A. Precise the law or regulation that prevents the adoption of the recommendation:

Implementation Date	March 17, 2015
Modification Dates

FINANCIAL SUPERINTENDENCE OF COLOMBIA

Measure No. 11: Norms on representation.

11.1. Without prejudice to the limits set forth in the article 185 of the Code of Commerce, the External Circular 24 of 2010, and the regulations which may amend, supplement, or substitute them, the corporation does not limit the shareholder’s right to be represented at the General Assembly of Shareholders, including the delegation of his vote to any other person, whether it is a shareholder or not.

11.1 Measure implementation YES ☒ NO: ☐ N/A ☐

YES. Briefly indicate: Article 14 of the Rules of Procedure of the General Shareholders’ Meeting, incorporated in numeral 2.1.1 of the Corporate Governance Code, and Article 15 of the Company’s Bylaws expressly provide that any shareholder may be represented at the meetings of the General Shareholders’ Meeting by means of a written proxy in which the name of the proxy is indicated, the person who may replace him/her, if applicable, and the meetings for which he is conferred.

In addition to being a practice implemented and observed at each of the meetings of the General Shareholders’ Meeting, shareholders are also informed in the notice of call of each of the meetings and internally to employees, explaining that shareholders may choose to be represented by means of a written power of attorney, which must meet the requirements set forth in Article 184 of the Commercial Code. On the same day of the call, the proxy models that shareholders can use are published on the corporate website.

The notice of call for the ordinary meeting of the General Shareholders’ Meeting held in 2025 can be consulted through the following link:

https://www.grupoexito.com.co/es/Call-to-investors-meeting-march-2025.pdf

Likewise, prior to the ordinary meeting of the General Shareholders’ Meeting that took place on March 7, 2025, among the decisions adopted by the Board of Directors was the approval of the implementation of measures to ensure the equitable treatment of all shareholders and promote their participation in the respective shareholders’ meeting in light of part III, Title I, Chapter VI of the Basic Legal Circular (External Circular 29 of 2014). These measures include the possible granting of powers of attorney, their requirements and some prohibitions in this regard.

FINANCIAL SUPERINTENDENCE OF COLOMBIA

In compliance with the provisions of numeral 2.2 of External Circular 012 and 003 of 2022 of the Financial Superintendence of Colombia, the information corresponding to the measures implemented to ensure the equitable treatment of all shareholders and promote their participation for the purposes of the General Shareholders’ Meeting meetings, among other information, was duly and timely publish in the page of the Financial Superintendence of Colombia through the RNVE and the relevant information mechanism.

For more information on this subject, please click on the following link.

https://www.grupoexito.com.co/es/Other-events-28012025-BoD-decisions.pdf

The Company’s Bylaws can be consulted through the following route:

https://www.grupoexito.com.co/es/bylaws-21-03-2024.pdf

The Corporate Governance Code can be consulted in the following route:

https://www.grupoexito.com.co/es/1.Corporate-Governance-Code.pdf

Likewise, the Rules of Procedure of the Assembly can be consulted at the following route:

https://www.grupoexito.com.co/es/Rules-of-Procedure-General-Meeting-of- Shareholders-.pdf

NO. Explain:

N.A. Precise the law or regulation that prevents the adoption of the recommendation: ____________________

Implementation Date	December 31, 2008
Modification Dates

FINANCIAL SUPERINTENDENCE OF COLOMBIA

11.2. The corporation minimizes the use of blank-voting representatives or those without voting instructions by promoting actively the use of a standard letter of representation that the company conveys to the shareholders or publishes on its web site. The model features the points of the Agenda and the respective Agreement Proposals, determined under the procedures previously set forth, which will be submitted to the shareholders for consideration. The purpose is that shareholders, as they deem appropriate, may instruct their representatives about their voting on each case.

11.2 Measure implementation YES ☒ NO: ☐ N/A ☐

YES. Briefly explain: Article 14 of the Rules of Procedure of the General Shareholders’ Meeting, incorporated in numeral 2.1.1 of the Corporate Governance Code of the Company, expressly includes recommendation 11.2 of the survey.

Prior to the holding of the ordinary meeting of the General Shareholders’ Meeting, the Company publishes on the corporate website 4 types of proxy models: (i) natural persons, (ii) legal persons, (iii) between the parents of the minor shareholder and (iv) between the father of the minor and a third party.

On the ordinary meeting of the General Shareholders’ Meeting, held in 2025, the proxy forms were published on the website, which included the corresponding section for the shareholder to record the voting instruction on each of the items on the agenda submitted for consideration and voting by the shareholders. The proxy forms can be verified at the following link:

Shareholders meeting - 2025 - Ordinary meeting - March 27 - Proxies | Grupo Éxito

Similarly, in the notice of call to the ordinary meeting of the 2025 General Shareholders’ Meeting, it was expressly mentioned that a proxy model would be available to shareholders on the corporate website. The notice of call can be consulted at the following link:

https://www.grupoexito.com.co/es/Call-to-investors-meeting-march-2025.pdf

The Corporate Governance Code can be consulted in the following route:

https://www.grupoexito.com.co/es/1.Corporate-Governance-Code.pdf

Likewise, the Rules of Procedure of the Assembly can be consulted at the following route:

https://www.grupoexito.com.co/es/Rules-of-Procedure-General-Meeting-of- Shareholders-.pdf

NO. Explain:

N.A. Precise the law or regulation that prevents the adoption of the recommendation:

Implementation Date	March 17, 2015
Modification Dates

FINANCIAL SUPERINTENDENCE OF COLOMBIA

Measure No. 12: Attendance of other persons besides the shareholders.

12.1. To revitalize the General Assembly’s role in defining the corporate will, and to turn it into a much more participatory body, its regulation require that the members of the Board of Directors and particularly the presidents of the Board committees and the President of the corporation attend the Assembly to address the shareholders’ concerns.

12.1 Measure implementation YES ☒ NO: ☐ N/A ☐

YES. Briefly indicate: In the Regulations of the General Shareholders’ Meeting, incorporated in Section 2.1.1 of the Company’s Corporate Governance Code, Article 1 provides that the Principal Legal Representative of the Company, all members of the Board of Directors, and the Chairs of the Audit and Risk Committee and any other committees that may exist, must attend the General Shareholders’ Meeting in order to address shareholders’ questions. Likewise, Article 2 of the Regulations establishes that the presiding table of the Meeting shall be composed of the Company’s Principal Legal Representative, the Chair of the Board of Directors, and the Secretary of the Meeting.

The Corporate Governance Code can be consulted in the following route:

https://www.grupoexito.com.co/es/1.Corporate-Governance-Code.pdf

Likewise, the Rules of Procedure of the Assembly can be consulted at the following route:

https://www.grupoexito.com.co/es/Rules-of-Procedure-General-Meeting-of- Shareholders-.pdf

NO. Explain:

N.A. Precise the law or regulation that prevents the adoption of the recommendation:

Implementation Date	March 27, 2025
Modification Dates

FINANCIAL SUPERINTENDENCE OF COLOMBIA

III. BOARD OF DIRECTORS

Measure No. 13: Functions of the Board of Directors.

13.1. The bylaws specify explicitly the functions that will not be delegated to the Senior Management, among them the ones provided in recommendation 13.1.

13.1 Measure implementation YES ☒ NO ☐ N/A ☐

YES. Briefly indicate: Article 36 of the Company’s Bylaws contains the functions assigned to the Board of Directors, categorized in 9 numerals according to the subject matter, within which are the functions established in recommendation 13.1. With respect to their delegation, the Bylaws expressly establish in Article 37 that only those functions that by their nature are delegable because they are not prohibited by law or because their delegation is not recommended in accordance with the corporate governance rules contained in the Country Code promulgated by the Financial Superintendence will be delegated by the Board of Directors.

The Company’s Bylaws can be found at:

https://www.grupoexito.com.co/es/bylaws-21-03-2024.pdf

NO. Explain:

NA. Precise the law or regulation that prevents the adoption of the recommendation

Implementation date	March 17, 2015
Modification dates	March 27, 2025

FINANCIAL SUPERINTENDENCE OF COLOMBIA

13.2. Without prejudice to the autonomy of the governance bodies of the subordinated companies, when the corporation acts as the holding Company of a conglomerate, these functions of the Board of Directors keep a group perspective and are implemented through general policies, guidelines, or information requests that respect the balance between the interests of the holding Company, those of the subordinates, and those of the conglomerate as a whole.

13.2 Measure implementation YES ☒ NO ☐ N/A ☐

YES. Briefly indicate: The recommendation was expressly accepted in Article 4 of the Rules of Procedure for the Board of Directors incorporated in chapter 2.2.1 of the Company’s Corporate Governance Code, which states that the functions of the Board of Directors contained in Article 36 of the Bylaws have a group approach and are developed through general policies, guidelines, or requests for information that respect the balance between the interests of the parent company and the subsidiaries.

The Bylaws can be consulted through the following route:

https://www.grupoexito.com.co/es/bylaws-21-03-2024.pdf

The Rules of Procedure for the Board of Directors can be accessed at:

https://www.grupoexito.com.co/es/Rules-of-Procedure-for-the-Board-of- Directors.pdf

NO. Explain:

NA. Precise the law or regulation that prevents the adoption of the recommendation

Implementation date	March 17, 2015
Modification dates	February 19, 2018

FINANCIAL SUPERINTENDENCE OF COLOMBIA

Measure No. 14: Rules of procedure for the Board of Directors.

14.1. The Board of Directors has approved the Rules of Procedure that govern its organization and operation, as well as the functions and responsibilities of its Board Members, Chairman and Secretary, and their rights and duties. This regulation is informed to the shareholders, and they are binding upon the members of the Board.

14.1 Measure implementation YES ☒ NO ☐ N/A ☐

YES. Briefly indicate: Section 2.2.1 of the Corporate Governance Code contains the Rules of Procedure for the Board of Directors, approved by the Board of Directors at their meeting on October 30, 2007, as is reflected in the Minute No. 779 of the same date, and its modifications have also been approved by the Board of Directors and communicated to the shareholders.

The Rules of Procedure regulate all subjects covered by recommendation 14.1, in addition to others, are binding on all members of the Board of Directors and are disclosed on the corporate website for permanent consultation by shareholders, always with the corresponding updates.

The Rules of Procedure for the Board of Directors can be accessed at:

https://www.grupoexito.com.co/es/Rules-of-Procedure-for-the-Board-of- Directors.pdf

NO. Explain:

NA. Precise the law or regulation that prevents the adoption of the recommendation

Implementation date	December 31, 2008
Modification dates	March 21, 2024

FINANCIAL SUPERINTENDENCE OF COLOMBIA

Measure No. 15: Size of the Board of Directors.

15.1. In its bylaws, the corporation has decided not to have alternate members in its Board of Directors

15.1 Measure implementation YES ☒ NO ☐ N/A ☐

YES. Briefly indicate: Article 31 of the Company’s Bylaws establishes that the Board of Directors is composed of seven (7) members, without reference to alternate members.

The Company’s Bylaws can be found at:

https://www.grupoexito.com.co/es/bylaws-21-03-2024.pdf

NO. Explain:

NA. Precise the law or regulation that prevents the adoption of the recommendation

Implementation date	December 31, 2008
Modification dates

FINANCIAL SUPERINTENDENCE OF COLOMBIA

Measure No. 16: Appointment of the Board of Directors.

16.1. Based on the premise that once elected, all Board Members act in the Company’s best interests, the Company engages in an exercise of maximum transparency to identify the background of its Board Members in accordance with the plan described in Recommendation 16.1.

16.1 Measure implementation YES ☒ NO ☐ N/A ☐

YES. Briefly indicate: Chapter one of the Company’s Corporate Governance Code establishes in the definitions section those corresponding to independent members and non-independent members. In addition, Article 31 of the Bylaws establishes that the Board of Directors is composed of seven (7) members or Directors, independent and non-independent, elected by the General Shareholders’ Meeting, and that the number of independent members and independence criteria will be determined in accordance with the regulations applicable to the Company.

In this regard, in the election of the Board of Directors held at the ordinary meeting of the General Shareholders’ Meeting held on March 21, 2024, a Board of Directors was elected composed of four (4) non-independent members and three (3) independent members (in line with the regulations applicable to the Company as an issuer of the U.S. stock market, Colombia and Brazil).

In this election and in all elections of the Board of Directors, the Company identifies and publishes through its corporate website the origin of the different members of the Board of Directors, which is also done during their nomination, specifying which of them have the status of independent and which have the status of non-independent member. In this regard, the following links can be consulted in which the aforementioned information related to the election of the current Board of Directors is included:

https://www.grupoexito.com.co/en/board-directors

The Company’s Bylaws can be consulted at the following route:

https://www.grupoexito.com.co/es/bylaws-21-03-2024.pdf

The Company’s Corporate Governance Code can be consulted at the following route:

https://www.grupoexito.com.co/es/1.Corporate-Governance-Code.pdf

Information shared through the website about the candidates proposed to form the Board of Directors for the 2024-2026 term:

https://www.grupoexito.com.co/en/shareholders-meeting-2024-ordinary- meeting-march-21-proposals

The decision of the Assembly electing the new Board of Directors for the period 2024-2026:

https://www.grupoexito.com.co/es/GSM-decisions-new-directors-and- senior-management-21032024.pdf

Finally, the following information document on the composition of the boards of directors can be consulted:

https://www.grupoexito.com.co/es/Experience-BoD-2024-2026.pdf

NO. Explain:

NA. Precise the law or regulation that prevents the adoption of the recommendation

Implementation date	December 31, 2008
Modification dates	February 19, 2018

FINANCIAL SUPERINTENDENCE OF COLOMBIA

16.2. The corporation has procedures, implemented through the Nomination and Compensation Committee, or some other with similar functions, which enable the Board of Directors, based on its own dynamics and the findings of the annual assessments, reach the objectives indicated in recommendation 16.2.

16.2 Measure implementation YES ☒ NO ☐ N/A ☐

YES. Briefly indicate: Chapter 2.2.2 of the Company’s Corporate Governance Code establishes the Board of Directors Election and Succession Policy approved by the General Shareholders’ Meeting. In this, it is established that the Board of Directors, through its Chairman, is the appropriate body to centralize and coordinate, prior to the General Shareholders’ Meeting, the process of forming the Board of Directors.

Likewise, the Company has a Procedure for the election of members of the Board of Directors, which enshrined, in line with the provisions of the Policy, the main guidelines that allow the Board of Directors to achieve the objectives indicated in recommendation 16.2.

Both documents at the time of their creation were subject to review and approval by the Appointments, Remuneration and Corporate Governance Committee and the Board of Directors, and currently, in the case of modifications, they will be subject to approval by the Board of Directors and the General Meeting of Shareholders (in the case of the policy).

The Company’s Corporate Governance Code can be consulted at the following route:

https://www.grupoexito.com.co/es/1.Corporate-Governance-Code.pdf

Similarly, the procedure for the election of members of the Board of Directors can be consulted at the following link:

https://www.grupoexito.com.co/es/Rules-of-Procedure-for-the-Board-of- Directors.pdf

Additionally, the report of the assessment carried out for the election of the current Board of Directors can be consulted:

https://www.grupoexito.com.co/es/Assessment-report-candidates-BoD- 21032024.pdf

NO. Explain:

NA. Precise the law or regulation that prevents the adoption of the recommendation

Implementation date	March 17, 2015
Modification dates	March 21, 2024

FINANCIAL SUPERINTENDENCE OF COLOMBIA

16.3. The Board of Directors informs the shareholders about the professional profiles deemed necessary so that the different stakeholders (mainly any controlling, significant, or institutional shareholders, any groups of shareholders or families, if there are any, and the Board itself) may identify the most appropriate candidates.

16.3 Measure implementation YES ☒ NO ☐ N/A ☐

YES. Briefly indicate: In accordance with the provisions of Article two of the Board of Directors Election and Succession Policy, incorporated in Chapter 2.2.2 of the Company’s Corporate Governance Code, the Board of Directors shall publish on the Company’s website the tentative composition of functional profiles associated with aspects such as: knowledge and professional experience, and also personal profiles, informing aspects such as career, recognition, prestige and other characteristics that it considers relevant. In this way, and in accordance with the provisions of article eight of the policy, the Board of Directors will only recommend to the General Shareholders’ Meeting the most suitable candidates based on the defined functional and professional profiles. Likewise, the Procedure for the election of members of the Board of Directors, also published on the Company’s website, clearly establishes the profiles that candidates for members of the Board of Directors must meet.

The Company’s Corporate Governance Code can be consulted at the following route:

https://www.grupoexito.com.co/es/1.Corporate-Governance-Code.pdf

The procedure for the election of the members of the Board of Directors can be consulted in the following route:

https://www.grupoexito.com.co/es/2.Procedure-Election-Members-of- BD.pdf

Additionally, the profile and experience of the members of the Board of Directors can be consulted at the following link:

https://www.grupoexito.com.co/es/Experience-BoD-2024-2026.pdf

NO. Explain:

NA. Precise the law or regulation that prevents the adoption of the recommendation

Implementation date	March 17, 2015
Modification dates

FINANCIAL SUPERINTENDENCE OF COLOMBIA

16.4. The corporation considers that the mere review of the résumés by the shareholders is not enough to decide on the candidates’ fitness. Consequently, it has internal procedures to assess any legal incompatibilities and inabilities, as well as a candidate’s appropriateness to the needs of the Board of Directors. These procedures evaluate a set of criteria that the candidates’ functional and personal profiles must meet, and verify their compliance with some objective requirements to become a member of the Board of Directors, and some additional requisites to become an independent member.

16.4 Measure implementation YES ☒ NO ☐ N/A ☐

YES. Briefly indicate: Chapter 2.2.2 of the Company’s Corporate Governance Code incorporates the Board of Directors Election and Succession Policy, which provides, among its fourth to seventh articles, the characteristics and criteria to be considered in the assessment of candidates by the Board of Directors, among which are personal characteristics such as the level of knowledge, management and leadership skills, personal skills, commitment and impartiality, and the evaluation of inabilities and incompatibilities (Articles Four and Five). Similarly, the specific requirements that candidates for independent membership must meet are established (Article Six).

The Company’s Corporate Governance Code can be consulted at the following route:

https://www.grupoexito.com.co/es/1.Corporate-Governance-Code.pdf

The profile and experience of the members of the Board of Directors can be consulted at the following link:

https://www.grupoexito.com.co/es/Experience-BoD-2024-2026.pdf

NO. Explain:

NA. Precise the law or regulation that prevents the adoption of the recommendation

Implementation date	March 17, 2015
Modification dates	April 27, 2023

FINANCIAL SUPERINTENDENCE OF COLOMBIA

16.5. Besides the independence requirements set forth by the Law 964 of 2005, the corporation has voluntarily adopted a more rigorous definition for this concept than that of the said law. Such definition has been accepted as a reference framework through the Rules of Procedure of the Board of Directors; it includes, among other requirements to be assessed, that of the relationships or links of any kind of a candidate to become an independent member with any controlling or significant shareholders or their related parties, either domestically or abroad. Furthermore, it requires a double statement of independence: (i) that of the candidate before the corporation, its shareholders, and senior management members, expressed in his/her letter of acceptance, and (ii) that of the Board of Directors with respect to the candidate’s independence.

16.5 Measure implementation YES ☒ NO ☐ N/A ☐

YES. Briefly indicate: The definition of independent member established in chapter one of the Corporate Governance Code expressly includes the recommendation by establishing requirements, not only the requirements enshrined in Law 964 of 2005, but also additional criteria, associated with the candidate’s relations with shareholders, with Senior Management and with stakeholders, in accordance with the provisions of the U.S. regulations applicable to the Company as an issuer of the U.S. stock market, in the Brazilian regulation as an issuer of the U.S. securities market, and in the S&P Global Corporate Sustainability Assessment (CSA). It is, therefore, a more rigorous definition of independence.

In this regard, Article Six of the Board of Directors Election and Succession Policy, contained in Chapter 2.2.2 of the Company’s Corporate Governance Code, establishes that candidates for independent membership must declare such status in the communication in which they accept their application to be a member of the Board of Directors. As evidence of the exercise of this practice, it is possible to verify on the Company’s website the declarations of independence of independent directors appointed in 2024 and the assessment made by the Board of Directors regarding their qualifications and compliance with the independence requirements by independent candidates.

The Corporate Governance Code can be accessed by visiting:

https://www.grupoexito.com.co/es/1.Corporate-Governance-Code.pdf

The declarations of independence of each of the directors for the election of the Board of Directors held in 2024, at the ordinary meeting of the General Shareholders’ Meeting on March 21, 2024, can be found at the following route:

https://www.grupoexito.com.co/en/shareholders-meeting-2024-ordinary- meeting-march-21-proposals

The assessment report of candidates made to the members of the Board of Directors can be found in the following route:

https://www.grupoexito.com.co/es/Assessment-report-candidates-BoD- 21032024.pdf

NO. Explain:

NA. Precise the law or regulation that prevents the adoption of the recommendation

Implementation date	February 24, 2016
Modification dates	September 13, 2023

FINANCIAL SUPERINTENDENCE OF COLOMBIA

16.6. Based on its internal regulations, the corporation considers that the Board of Directors, through its Chairman and with the support of the Appointment and Remuneration Committee, or that which fulfill its duties, is the most appropriate body to centralize and coordinate the process to appoint the Board before the General Meeting of Shareholders. In this way, the shareholders that wish to become Board members based on their stock participation, may learn about the Board’s needs, express their aspirations, and negotiate any stock-based balances and distribution among the different types of members. Moreover, they may present their candidates and agree that the Nomination and Compensation Committee assess their fitness before the vote during the General Assembly of Shareholders.

16.6 Measure implementation YES ☐ NO ☒ N/A ☐

YES. Briefly indicate:

NO. Explain:

Both the Board of Directors Election and Succession Policy contained in numeral 2.2.2 of the Corporate Governance Code, and the Procedure for the Election of Members of the Board of Directors, establish that the Board of Directors, through its Chairman, is the most appropriate body to centralize and coordinate, prior to the General Shareholders’ Meeting, the process of forming the Board of Directors. Likewise, said Policy establishes that, together with the call to the meeting of the General Shareholders’ Meeting, shareholders must be informed of the deadline they have to submit their lists of candidates to form the Board of Directors, to proceed with their evaluation in a timely manner.

However, the “No” option is selected, since as of March 21, 2024, in accordance with the provisions of Law 964 of 2005 and without prejudice to the power of the Board of Directors to create management support committees in addition to the Audit and Risks Committee, the Company only has the latter Committee. By virtue of the above, the Board of Directors is the body, with the support of its President, most appropriate to centralize and coordinate the process of its formation.

The above information can be consulted at the following links:

https://www.grupoexito.com.co/es/Call-GSA-21032024.pdf

https://www.grupoexito.com.co/es/Call-GSA-19022024.pdf

The publication as relevant information of the assessment report carried out in 2024 can be consulted at the following path:

https://www.grupoexito.com.co/es/Other-events-assessment-report- candidates-27022024.pdf

The procedure for the election of the members of the Board of Directors can be consulted in the following route:

https://www.grupoexito.com.co/es/2.Procedure-Election-Members-of- BD.pdf

The Company’s Corporate Governance Code can be consulted at the following route:

https://www.grupoexito.com.co/es/1.Corporate-Governance-Code.pdf

NA. Precise the law or regulation that prevents the adoption of the recommendation

Implementation date
Modification dates

FINANCIAL SUPERINTENDENCE OF COLOMBIA

16.7. Regulation of the Board of Directors foresees that the assessment of the candidates’ suitability must take place before the General Assembly of Shareholders. Consequently, the shareholders will have, with enough anticipation, sufficient information on the proposed candidates (personal qualities, suitability, background, experience, integrity, etc.) to evaluate them well.

16.7 Measure implementation YES ☒ NO ☐ N/A ☐

YES. Briefly indicate: This is provided for in the Board of Directors Election and Succession Policy contained in numeral 2.2.2 of the Corporate Governance Code, as well as in the Procedure for the Election of Board Members of the Board of Directors.

The assessment procedure for candidates is carried out prior to the General Shareholders’ Meeting, by the Board of Directors and with the support of its Chairman, through the preparation of a report where each of the candidates is evaluated (in line with the criteria established in the Policy and Procedure) and the lists that the Board will recommend to the General Assembly are decided.

The Corporate Governance Code can be accessed by visiting:

https://www.grupoexito.com.co/es/1.Corporate-Governance-Code.pdf

The Procedure for the Election of candidates to the Board of Directors can be accessed by visiting:

https://www.grupoexito.com.co/es/2.Procedure-Election-Members-of- BD.pdf

NO. Explain:

NA. Precise the law or regulation that prevents the adoption of the recommendation

Implementation date	March 17, 2015
Modification dates	February 24, 2016

FINANCIAL SUPERINTENDENCE OF COLOMBIA

Measure No. 17: Functional structure of the Board of Directors.

17.1. Regulation of the Board of Directors provides that the independent and proprietary members are always a majority with respect to the executive members whose number, if they are included in the Board of Directors, will be the minimum necessary to meet the information and coordination requirements that exist between the Board of Directors and the corporation’s senior management.

17.1 Measure implementation YES ☒ NO ☐ N/A ☐

YES. Briefly indicate: The first article of the Rules of Procedure of the Board of Directors incorporated in chapter 2.2.1 of the Corporate Governance Code of the Company accepts this recommendation by establishing the composition that the Board must have, from which it is highlighted that it must have seven (7) members, non-independent and independent.

Currently, the Board of Directors is composed of three (3) independent members and four (4) non-independent members, with no executive members.

The Company’s Bylaws can be consulted at the following route:

https://www.grupoexito.com.co/es/bylaws-21-03-2024.pdf

The Company’s Corporate Governance Code can be consulted at the following route:

https://www.grupoexito.com.co/es/1.Corporate-Governance-Code.pdf

NO. Explain:

NA. Precise the law or regulation that prevents the adoption of the recommendation

Implementation date	December 31, 2008
Modification dates

FINANCIAL SUPERINTENDENCE OF COLOMBIA

17.2. Beyond the minimum rate of twenty-five percent (25%) of independent members set forth by the Law 964 of 2005, the corporation analyzes and adjusts upwardly their number on a voluntary basis. Not being a fixed rule, this occurs in a way that the proportion of proprietary and independent members within the Board of Directors is comparable with the stock participation of the controlling and significant shareholders, and that of the floating capital, where the minority shareholders are.

17.2 Measure implementation YES ☒ NO ☐ N/A ☐

YES. Briefly indicate: In accordance with the provisions of chapter 2.2.1 of the Corporate Governance Code, the Board of Directors is composed of seven (7) members, elected by the General Shareholders’ Meeting, and the number of independent members and the independence criteria will be determined in accordance with the regulations applicable to the Company.

Currently, the Board of Directors is composed of four (4) non-independent members and three (3) independent members. In this way, the Company has voluntarily adjusted upwards in the number of independent members.

The Company’s Corporate Governance Code can be consulted at the following route:

https://www.grupoexito.com.co/es/1.Corporate-Governance-Code.pdf

NO. Explain:

NA. Precise the law or regulation that prevents the adoption of the recommendation

Implementation date	June 11, 2015
Modification dates

Measure No. 18: Organization of the Board of Directors.

18.1. The bylaws specify the functions of the Chairman of the Board of Directors, and his leading responsibilities are the ones provided in recommendation 18.1.

18.1 Measure implementation YES ☒ NO ☐ N/A ☐

YES. Briefly indicate: Article 33 of the Company’s Bylaws establishes the functions of the Chairman of the Board and includes those set forth in Recommendation 18.1. The Company’s Bylaws can be consulted in the following route:

https://www.grupoexito.com.co/es/bylaws-21-03-2024.pdf

NO. Explain:

NA. Precise the law or regulation that prevents the adoption of the recommendation

Implementation date	March 17, 2015
Modification dates	March 27, 2025.

FINANCIAL SUPERINTENDENCE OF COLOMBIA

18.2. The corporation’s internal regulations foresee the possibility that the Chairman of the Board of Directors may have a different treatment than that of the other members, both in his obligations and his remuneration, because of the scope of his specific functions and his increased time commitment.

18.2 Measure implementation YES ☒ NO ☐ N/A ☐

YES. Briefly indicate: The internal regulations provide for a differentiated treatment for the Chairman of the Board of Directors both in terms of obligations and remuneration. With respect to obligations, Article 33 of the Bylaws expressly defines the functions assigned exclusively to the Chairman of the Board of Directors. For its part, article three of the Remuneration Policy of the Company’s Board of Directors incorporated in chapter 2.2.3 of the Corporate Governance Code establishes that the General Shareholders’ Meeting may establish additional fees for the Chairman of the Board of Directors for his attendance at the face-to-face and non-face-to-face meetings of the Meeting. in consideration of the specific responsibilities and greater dedication of time that this position requires.

The Company’s Bylaws can be consulted at the following route:

https://www.grupoexito.com.co/es/bylaws-21-03-2024.pdf

The Company’s Corporate Governance Code can be consulted at the following route:

https://www.grupoexito.com.co/es/1.Corporate-Governance-Code.pdf

NO. Explain:

NA. Precise the law or regulation that prevents the adoption of the recommendation

Implementation date	June 11, 2015
Modification dates	March 27, 2025

FINANCIAL SUPERINTENDENCE OF COLOMBIA

18.3. The bylaws specify the norms for the appointment of the Secretary of the Board of Directors, among which are those indicated in recommendation 18.3.

18.3 Measure implementation YES ☒ NO ☐ N/A ☐

YES. Briefly indicate: Article 46 of the Company’s Bylaws expressly establishes the rules for the appointment of the Secretary of the Board of Directors in the terms of the recommendation, ensuring his independence from the CEO of the Company, by establishing that his/her appointment and removal corresponds to the Board of Directors.

The Company’s Bylaws can be consulted in the following route:

https://www.grupoexito.com.co/es/bylaws-21-03-2024.pdf

NO. Explain:

NA. Precise the law or regulation that prevents the adoption of the recommendation

Implementation date	March 17, 2015
Modification dates	March 27, 2019 March 27, 2025

FINANCIAL SUPERINTENDENCE OF COLOMBIA

18.4. Regulation of the Board of Directors set forth the Secretary’s functions, among them are those indicated in recommendation 18.4.

18.4 Measure implementation YES ☒ NO ☐ N/A ☐

YES. Briefly indicate: Both the Rules of Procedure for the Board of Directors contained in numeral 2.2.1 of the Corporate Governance Code, and in article 48 of the Bylaws of the Company, the functions of the Secretary are enshrined, among which are those detailed in recommendation 18.4.

The Company’s Bylaws can be consulted at the following route:

https://www.grupoexito.com.co/es/bylaws-21-03-2024.pdf T

The Company’s Corporate Governance Code can be consulted at the following route:

https://www.grupoexito.com.co/es/1.Corporate-Governance-Code.pdf

The Rules of Procedure for the Board of Directors can be found in the following link:

https://www.grupoexito.com.co/es/Rules-of-Procedure-for-the-Board-of- Directors.pdf

NO. Explain:

NA. Precise the law or regulation that prevents the adoption of the recommendation

Implementation date	March 17, 2015
Modification dates	March 27, 2019 March 27, 2025

FINANCIAL SUPERINTENDENCE OF COLOMBIA

18.5. The Board of Directors has created a Nomination and Compensation Committee.

18.5 Measure implementation YES ☐ NO ☒ N/A ☐

YES. Briefly indicate:

NO. Explain: Although Article 59 of the Bylaws establishes that the Board of Directors may create the management support committees that it deems necessary, empowering it to eventually create an Appointments and Remuneration Committee, at present, and in accordance with the provisions of this same article, the Board of Directors has the support only of an Audit and Risks Committee.

The Company’s Bylaws can be consulted at the following link:

https://www.grupoexito.com.co/es/bylaws-21-03-2024.pdf

The Company’s Corporate Governance Code can be consulted at the following route:

https://www.grupoexito.com.co/es/1.Corporate-Governance-Code.pdf

NA. Precise the law or regulation that prevents the adoption of the recommendation

Implementation date
Modification dates

FINANCIAL SUPERINTENDENCE OF COLOMBIA

18.6. The Board of Directors has created a Risk Committee.

18.6 Measure implementation YES ☒ NO ☐ N/A ☐

YES. Briefly indicate: Article 59 of the Bylaws establishes that the Board of Directors may create committees to support its management, and that it will have at least one Audit and Risks Committee. The operating regulations of this Committee can be consulted in chapter 2.2.4 of the Company’s Corporate Governance Code.

The Company’s Bylaws can be consulted at the following link:

https://www.grupoexito.com.co/es/bylaws-21-03-2024.pdf

The Corporate Governance Code can be accessed by visiting:

https://www.grupoexito.com.co/es/1.Corporate-Governance-Code.pdf

NO. Explain:

NA. Precise the law or regulation that prevents the adoption of the recommendation

Implementation date	March 17, 2015
Modification dates	February 19, 2018

18.7. The Board of Directors has created a Corporate Governance Committee.

18.7 Measure implementation YES ☐ NO ☒ N/A ☐

YES. Briefly indicate:

NO. Explain: Although Article 59 of the Bylaws establishes that the Board of Directors may create the management support committees that it deems necessary, empowering it to eventually create a Corporate Governance Committee, currently, and in accordance with the provisions of this same article, the Board of Directors has the support only of an Audit and Risk Committee.

The Company’s Bylaws can be consulted at the following link:

https://www.grupoexito.com.co/es/bylaws-21-03-2024.pdf

The Company’s Corporate Governance Code can be consulted at the following route:

https://www.grupoexito.com.co/es/1.Corporate-Governance-Code.pdf

NA. Precise the law or regulation that prevents the adoption of the recommendation

Implementation date
Modification dates

FINANCIAL SUPERINTENDENCE OF COLOMBIA

18.8. If the corporation considers that it is unnecessary to create all these committees, their functions are distributed among the committees that do exist, or they are performed by the Board of Directors at large.

18.8 Measure implementation YES ☒ NO ☐ N/A ☐

YES. Briefly indicate: The Company during 2025, by virtue of the changes in strategy and with the aim of simplifying processes and centralizing information in the Board of Directors, determined that it would be necessary to have the support of the Audit and Risks Committee only. The foregoing, in line with the provisions of Article 59 of the Bylaws. In this regard, the functions attributable to the Appointments, Remuneration and Corporate Governance Committee, and to the other existing Committees, were assumed by the Board of Directors.

The Company’s Bylaws can be consulted at the following link:

https://www.grupoexito.com.co/es/bylaws-21-03-2024.pdf

The Company’s Corporate Governance Code can be consulted at the following route:

https://www.grupoexito.com.co/es/1.Corporate-Governance-Code.pdf

Likewise, the current composition of the Audit and Risks Committee is available on the corporate website through the following link:

https://www.grupoexito.com.co/en/support-committees

NO. Explain:

NA. Precise the law or regulation that prevents the adoption of the recommendation

Implementation date	December 31, 2008
Modification dates	March 21, 2024

FINANCIAL SUPERINTENDENCE OF COLOMBIA

18.9. Each of the committees of the Board of Directors has its internal regulation for its creation, its functions, the subjects in which the committee must work, and its operation. They pay special attention to the channels of communication between the committees and the Board of Directors; and in the case of conglomerates, to the tools for the interaction and coordination between the committees of the Board of Directors of the holding Company and those of the subordinate companies, if they exist.

18.9 Measure implementation YES ☒ NO ☐ N/A ☐

YES. Briefly indicate: In line with the provisions of Article 59 of the Bylaws, the Board of Directors has the support of the Audit and Risks Committee. Its regulations, which include its functions, composition, period, purpose, among others, are found in chapter 2.2.4 of the Company’s Corporate Governance Code.

The Company’s Corporate Governance Code can be consulted at the following route:

https://www.grupoexito.com.co/es/1.Corporate-Governance-Code.pdf

The Company’s Bylaws can be consulted at the following route:

https://www.grupoexito.com.co/es/bylaws-21-03-2024.pdf

NO. Explain:

NA. Precise the law or regulation that prevents the adoption of the recommendation

Implementation date	September 11, 2014
Modification dates	March 21, 2024 November 11, 2025

FINANCIAL SUPERINTENDENCE OF COLOMBIA

18.10. The committees of the Board of Directors are comprised exclusively by independent or proprietary members; they have a minimum of three (3) members and are chaired by an independent member. In the case of the Nomination and Compensation Committee, the independent members are always a majority.

18.10 Measure implementation YES ☒ NO ☐ N/A ☐

YES. Briefly indicate: Article 59 of the Company’s Bylaws expressly accepts the recommendation, indicating that the Committees that the Board of Directors may create will be made up of at least three (3) members of the Board of Directors who may be non-independent or independent members. Similarly, it establishes that the Audit and Risks Committee must be chaired by an independent member, in accordance with the provisions of the recommendation.

The Company’s Bylaws can be consulted at the following route:

https://www.grupoexito.com.co/es/bylaws-21-03-2024.pdf

Likewise, the current composition of the Audit and Risks Committee is available on the corporate website through the following link:

https://www.grupoexito.com.co/en/support-committees

NO. Explain:

NA. Precise the law or regulation that prevents the adoption of the recommendation

Implementation date	January 15, 2016
Modification dates	March 21, 2024

18.11. The committees of the Board of Directors may have the support, specific or permanent, of senior management members, with experience in the matters of the committee’s competence, and/or that of external experts.

18.11 Measure implementation YES ☒ NO ☐ N/A ☐

YES. Briefly indicate: Chapter 2.2.4. of the Company’s Corporate Governance Code (Audit and Risks Committee Regulations) in its first article establishes a list of the people who may be counted on by the Support Committee of the Board of Directors, among which are, among others, employees of the Company (including senior management officers) and external advisors appointed by the Board of Directors.

Similarly, during 2025, the Board Support Committees, and especially the Audit and Risks Committee, had the support of Senior Management in matters within their competence.

The Company’s Corporate Governance Code can be consulted at the following route:

https://www.grupoexito.com.co/es/1.Corporate-Governance-Code.pdf

NO. Explain:

NA. Precise the law or regulation that prevents the adoption of the recommendation

Implementation date	September 11, 2014
Modification dates	March 21, 2023

FINANCIAL SUPERINTENDENCE OF COLOMBIA

18.12. In the creation of its committees, the Board of Directors takes into account the profiles, knowledge, and professional experience of their members, with regard to the committee’s subject matter.

18.12 Measure implementation YES ☒ NO ☐ N/A ☐

YES. Briefly indicate: In accordance with the provisions of the first article of chapter 2.2.4 of the Company’s Corporate Governance Code, the Board of Directors will seek that the members of the Audit and Risks Committee have sufficient experience and suitability to fully comply with the functions that correspond to them, for which it will take into consideration the profiles, knowledge and professional experience required for this Committee and for the Committees that the Board of Directors may create.

The appointment of the current members of the Audit and Risks Committee in March of this year was made in accordance with these criteria, as evidenced by the analysis of the profiles of each of its members. In this regard, you can consult:

https://www.grupoexito.com.co/en/support-committees

The Company’s Corporate Governance Code can be consulted at the following route:

https://www.grupoexito.com.co/es/1.Corporate-Governance-Code.pdf

Additionally, the profile and experience of the members of the Board of Directors can be consulted in the report of the assessment carried out for the election of the current Board of Directors in 2024:

https://www.grupoexito.com.co/es/Assessment-report-candidates-BoD- 21032024.pdf

NO. Explain:

NA. Precise the law or regulation that prevents the adoption of the recommendation

Implementation date	Junes 11, 2015
Modification dates	March 21, 2024

FINANCIAL SUPERINTENDENCE OF COLOMBIA

18.13. The committees draft minutes of their meetings and send a copy of them to all the members of the corporation’s Board of Directors. If the committees have delegated functions that enable them to take decisions, the minutes will comply with the requirements of the articles 189 and 431 of the Code of Commerce.

18.13 Measure implementation YES ☒ NO ☐ N/A ☐

YES. Briefly indicate: Chapter 2.2.4 of the Corporate Governance Code (Audit and Risks Committee Regulations), in Article 9, provides that each of the Committee meetings shall be recorded in a minute that shall be signed by the Chairman and the Secretary of the respective Committee and submitted for approval at the following meeting or by any other method leaving a record of the votes received. In addition to the above, Article 6 of this same chapter establishes as a function of the Chairman of the respective Committee the obligation to present to the Board of Directors a report on the most important matters discussed, which guarantees the knowledge of all members of the Board of Directors.

During 2025, the minutes of each of the meetings of the Audit and Risks Committee that were held were prepared, which were in accordance with the requirements of articles 189 and 431 of the Commercial Code. In addition, the members of the Board of Directors learned about the topics discussed at each meeting, either through the report that was presented to the Board, or in the case of meetings with a joint session of the Board of Directors and the Audit and Risks Committee.

The Company’s Corporate Governance Code can be consulted at the following route:

https://www.grupoexito.com.co/es/1.Corporate-Governance-Code.pdf

During 2025, the Audit and Risks Committee of the Board of Directors held 7 meetings, of which 5 were ordinary and 2 extraordinary.

The details of the quorum and attendance at the meetings of this Committee are available on our corporate website:

https://www.grupoexito.com.co/es/Quorum-attendance-BoD-supporting- committees.pdf

NO. Explain:

NA. Precise the law or regulation that prevents the adoption of the recommendation

Implementation date	December 31, 2008
Modification dates	March 21, 2024

FINANCIAL SUPERINTENDENCE OF COLOMBIA

18.14. Except if the applicable legal or regulatory framework demands their creation, in the case of conglomerates, the internal regulations foresee that the Boards of Directors of the subordinate companies may decide not to create specific committees to deal with certain matters, and those matters may be assumed by the committees of the Board of Directors of the holding Company. However, this will not imply a transfer of the responsibilities of the Boards of Directors of the subordinate companies to the holding Company.

18.14 Measure implementation YES ☒ NO ☐ N/A ☐

YES. Briefly indicate: The Company applies the recommendation established in this measure in its operations, allowing the Boards of Directors of its subordinate companies—or the committee that acts as the Board of Directors in any of them (the Subsidiaries’ Steering Committee)—to opt not to establish specific committees. Instead, these matters may be assumed by the Audit and Risk Committee, which is expressly provided for in Chapter Two (Section 2.2.4) of the Corporate Governance Code.

However, throughout the Corporate Governance Code it is established that without prejudice to the autonomy of the governing bodies of the subsidiaries, since the Company acts as the parent company of the Business Group, many of the matters dealt with in this document have a group focus and are developed through general policies, guidelines or requests for information that respect the balance between the interests of the parent company and those of the subordinates.

The Company’s Corporate Governance Code can be consulted at the following route:

https://www.grupoexito.com.co/es/1.Corporate-Governance-Code.pdf

NO. Explain:.

NA. Precise the law or regulation that prevents the adoption of the recommendation

Implementation date
Modification dates

FINANCIAL SUPERINTENDENCE OF COLOMBIA

18.15. The main duty of the Audit Committee is to assist the Board of Directors in its supervisory functions through the assessment of the accounting procedures, the interaction with the Statutory Auditor and, in general, the monitoring of the corporation’s Control Architecture, including its risk management system.

18.15 Measure implementation YES ☒ NO ☐ N/A ☐

YES. Briefly indicate: Chapter 2.2.4.1, Article 12 of the Company’s Corporate Governance Code regarding the functions of the Audit and Risks Committee, expressly establishes its obligation to support the Board of Directors in the surveillance and supervision of the accounting, financial reporting and reporting processes, risk management, the internal control architecture system, internal audit and tax audit processes and compliance with internal codes, laws, regulations and codes of conduct.

Within its functions, the Audit and Risks Committee must present a report to the Board of Directors for consideration at the end of the financial year that mainly includes aspects related to financial information and reporting, risk management, internal control systems and audit work.

During 2025, the Committee effectively fulfilled these functions.

The Company’s Corporate Governance Code can be consulted at the following route:

https://www.grupoexito.com.co/es/1.Corporate-Governance-Code.pdf

NO. Explain:

NA. Precise the law or regulation that prevents the adoption of the recommendation

Implementation date	January 15, 2016
Modification dates	July 31, 2023

FINANCIAL SUPERINTENDENCE OF COLOMBIA

18.16. The members of the Audit Committee are knowledgeable in accounting, finance, and other related matters. This enables them to treat the committee’s subject matters with accuracy, and with an adequate understanding of their scope and complexity.

18.16 Measure implementation YES ☒ NO ☐ N/A ☐

YES. Briefly indicate: Chapter 2.2.4 of the Company’s Corporate Governance Code (Audit and Risks Committee Regulations) expressly provides that, in addition to their professional knowledge and experience, its members must have accounting, financial and related knowledge, and that at least one (1) of its members must be a “financial expert” under the terms provided for in section 407 of Regulation S-K of the Securities Exchange Act of 1934.

As an example of this practice, during 2025 the Company’s Audit and Risks Committee had members with knowledge and professional experience in the topics mentioned in this recommendation and appointed Mr. Miguel Fernando Dueñas as an expert financial member of the Committee. In this regard, the profile of these members can be consulted through the following link:

https://www.grupoexito.com.co/en/support-committees

The Company’s Corporate Governance Code can be consulted at the following route:

https://www.grupoexito.com.co/es/1.Corporate-Governance-Code.pdf

NO. Explain:

NA. Precise the law or regulation that prevents the adoption of the recommendation

Implementation date	June 11, 2015
Modification dates	March 21, 2024

FINANCIAL SUPERINTENDENCE OF COLOMBIA

18.17. Upon request of the President of the Assembly, the President of the Audit Committee informs the General Assembly of Shareholders of concrete aspects of the committee’s work, for instance, the analysis of the scope and contents of the Report of the Statutory Auditor.

18.17 Measure implementation YES ☒ NO ☐ N/A ☐

YES. Briefly indicate: This possibility is enshrined in the Corporate Governance Code, in Article 3 of the Rules of Procedure of the General Shareholders’ Meeting (chapter 2.1.1). Similarly, the Corporate Governance Report includes the management report of the Audit and Risks Committee and any Committees that may exist.

The Company’s Corporate Governance Code can be consulted at the following route:

https://www.grupoexito.com.co/es/1.Corporate-Governance-Code.pdf

The Rules of Procedure of the General Shareholders’ Meeting can be consulted at the following route:

https://www.grupoexito.com.co/es/2.Protection-Shareholders-.pdf

The latest Corporate Governance Report approved by the Board of Directors at its ordinary meeting held on January 28, 2025, can be consulted at:

https://www.grupoexito.com.co/es/corporate-governance-2025.pdf

NO. Explain:

NA. Precise the law or regulation that prevents the adoption of the recommendation

Implementation date	March 17, 2015
Modification dates	February 19, 2018

FINANCIAL SUPERINTENDENCE OF COLOMBIA

18.18. The committee’s internal regulation assigns it the functions indicated in recommendation 18.18.

18.18 Measure implementation YES ☒ NO ☐ N/A ☐

YES. Briefly indicate: Chapter 2.2.4, Article 12 of the Company’s Corporate Governance Code (Audit and Risks Committee Regulations) includes all the functions of the Audit and Risks Committee, classifying them into financial information and reporting processes, risk management and assessment, internal control, internal auditing, tax auditing, compliance and other functions. These functions include the functions contained in recommendation 18.18. In addition, the regulation complies with the guidelines of the Securities Exchange Commission (SEC) and the New York Stock Exchange (NYSE) that the Company must comply with as a Foreign Private Issuer.

The Company’s Corporate Governance Code can be consulted at the following route:

https://www.grupoexito.com.co/es/1.Corporate-Governance-Code.pdf

NO. Explain:

NA. Precise the law or regulation that prevents the adoption of the recommendation

Implementation date	January 15, 2016
Modification dates	July 31, 2023

18.19. The main goal of the Nomination and Compensation Committee is to support the Board of Directors in its advising and decision-making duties relative to the nomination and compensation of Board members and senior managers. In addition, it must monitor regularly the observance of Corporate Governance norms, recommendations, and principles (in those cases when this function is not assigned explicitly to another corporate committee).

18.19 Measure implementation YES ☐ NO ☐ N/A ☒

YES. Briefly indicate:

NO. Explain:

NA. Precise the law or regulation that prevents the adoption of the recommendation: In accordance with the provisions of Article 59 of the Bylaws, the Board of Directors may create committees to support its management, and at least it will have an Audit and Risk Committee. In this regard, at present and in accordance with the provisions of chapter 2.2.4 of the Corporate Governance Code, the only Committee to support the management of the Board is the Audit and Risk Committee.

Implementation date
Modification dates

FINANCIAL SUPERINTENDENCE OF COLOMBIA

18.20. Some members of the Nomination and Compensation Committee are knowledgeable in strategy and human resources (selection, recruitment, hiring, training, staff management), compensation policies and related matters, so that they understand their scope and complexity within the corporation.

18.20 Measure implementation YES ☐ NO ☐ N/A ☒

YES. Briefly indicate:

NO. Explain:

NA. Precise the law or regulation that prevents the adoption of the recommendation: In accordance with the provisions of Article 59 of the Bylaws, the Board of Directors may create committees to support its management, and at least it will have an Audit and Risks Committee. In this regard, at present and in accordance with the provisions of chapter 2.2.4 of the Corporate Governance Code, the only Committee to support the management of the Board is the Audit and Risks Committee. However, some members of the Board of Directors have this type of knowledge, contributing to the Company’s strategy.

Implementation date
Modification dates

18.21. Upon request of the President of the Assembly, the President of the Nomination and Compensation Committee may inform the General Assembly of Shareholders on the concrete tasks that the committee has performed, such as monitoring the compensation policies for the Board of Directors and senior managers.

18.21 Measure implementation YES ☐ NO ☐ N/A ☒

YES. Briefly indicate:

NO. Explain:

NA. Precise the law or regulation that prevents the adoption of the recommendation: In accordance with the provisions of Article 59 of the Bylaws, the Board of Directors may create committees to support its management, and at least it will have an Audit and Risks Committee. In this regard, at present and in accordance with the provisions of chapter 2.2.4 of the Corporate Governance Code, the only Committee to support the management of the Board is the Audit and Risks Committee.

However, Article 3 of the Regulations of the General Shareholders’ Meeting (Chapter 2.2.4 of the Corporate Governance Code) establishes that at the request of the Chairman of the General Shareholders’ Meeting, the Chairman of the Audit and Risks Committee and the Chairmen of the other Committees of the Board of Directors that may exist, may report to the General

Shareholders’ Meeting on specific aspects of the work carried out by the respective Committees.

Implementation date
Modification dates

FINANCIAL SUPERINTENDENCE OF COLOMBIA

18.22. The internal regulation of the Nomination and Compensation Committee assigns it the functions provided in recommendation 18.22.

18.22 Measure implementation YES ☐ NO ☐ N/A ☒

YES. Briefly indicate:

NO. Explain:

NA. Precise the law or regulation that prevents the adoption of the recommendation: In accordance with the provisions of Article 59 of the Bylaws, the Board of Directors may create committees to support its management, and at least it will have an Audit and Risks Committee. In this regard, at present and in accordance with the provisions of chapter 2.2.4 of the Corporate Governance Code, the only Committee to support the management of the Board is the Audit and Risks Committee.

Implementation date
Modification dates

18.23. The main objective of the Risk Committee is to assist the Board of Directors in its responsibility to oversee the management of risks.

18.23 Measure implementation YES ☒ NO ☐ N/A ☐

YES. Briefly indicate: The Company’s Board of Directors has the Audit and Risks Committee, whose functions, in accordance with the provisions of chapter 2.2.4, article 12 of the Company’s Corporate Governance Code, include, among others, supporting the Board of Directors in monitoring and supervision in relation to risk management.

The Corporate Governance Code can be accessed by visiting:

https://www.grupoexito.com.co/es/1.Corporate-Governance-Code.pdf

NO. Explain:

NA. Precise the law or regulation that prevents the adoption of the recommendation

Implementation date	March 17, 2015
Modification dates	February 19, 2018

FINANCIAL SUPERINTENDENCE OF COLOMBIA

18.24. Upon request of the President of the Assembly, the President of the Risk Committee may inform the General Assembly of Shareholders on the concrete tasks that the committee has performed.

18.24 Measure implementation YES ☒ NO ☐ N/A ☐

YES. Briefly indicate: This possibility is enshrined in chapter 2.1.1 of the Corporate Governance Code, in article 3 of the Rules of Procedure of the General Shareholders’ Meeting. Similarly, the Corporate Governance Report includes the management report of the Audit and Risks Committee and any Committees that may exist.

The Company’s Corporate Governance Code can be consulted at the following route:

https://www.grupoexito.com.co/es/1.Corporate-Governance-Code.pdf

The Rules of Procedure of the General Shareholders’ Meeting can be consulted at the following route:

https://www.grupoexito.com.co/es/Rules-of-Procedure-General-Meeting-of- Shareholders-.pdf

The latest Corporate Governance Report approved by the Board of Directors at its ordinary meeting held on January 28, 2025, can be consulted at:

https://www.grupoexito.com.co/es/Anual-corporate-governance-report- 2024.pdf

NO. Explain:

NA. Precise the law or regulation that prevents the adoption of the recommendation

Implementation date	March 17, 2015
Modification dates	February 19, 2018

18.25. Given any necessary adjustments to distinguish between corporations of the financial sector and those of the economy’s real sector, and without prejudice to the functions prescribed to this committee by the norms in force, the Risk Committee’s internal regulation assigns it the functions provided in recommendation 18.25.

18.25 Measure implementation YES ☒ NO ☐ N/A ☐

YES. Briefly indicate: Chapter 2.2.4, Article 12 of the Company’s Corporate Governance Code (Audit and Risks Committee Regulations) includes all the functions of the Audit and Risks Committee, classifying them into financial information and reporting, risk management and evaluation, internal control, internal auditing, tax auditing, compliance and other functions, which contain the functions contained in recommendation 18.25. In addition, the regulation complies with the guidelines of the Securities Exchange Commission (SEC) and the New York Stock Exchange (NYSE) that the Company must comply with as a Foreign Private Issuer.

The Company’s Corporate Governance Code can be consulted at the following route:

https://www.grupoexito.com.co/es/1.Corporate-Governance-Code.pdf

NO. Explain:

NA. Precise the law or regulation that prevents the adoption of the recommendation

Implementation date	January 15, 2016
Modification dates	July 31, 2023

FINANCIAL SUPERINTENDENCE OF COLOMBIA

18.26. The main objective of the Corporate Governance Committee is to assist the Board of Directors in its functions to propose and supervise the corporation’s governance measures.

18.26 Measure implementation YES ☐ NO ☐ N/A ☒

YES. Briefly indicate:

NO. Explain:

NA. Precise the law or regulation that prevents the adoption of the recommendation: In accordance with the provisions of Article 59 of the Bylaws, the Board of Directors may create committees to support its management, and at least it will have an Audit and Risks Committee. In this regard, at present and in accordance with the provisions of chapter 2.2.4 of the Corporate Governance Code, the only Committee to support the management of the Board is the Audit and Risks Committee.

Implementation date
Modification dates

18.27. The internal regulation of the Corporate Governance Committee assigns it the functions provided in recommendation 18.27.

18.27 Measure implementation YES ☐ NO ☐ N/A ☒

YES. Briefly indicate:

NO. Explain:

NA. Precise the law or regulation that prevents the adoption of the recommendation: In accordance with the provisions of Article 59 of the Bylaws, the Board of Directors may create committees to support its management, and at least it will have an Audit and Risks Committee. In this regard, at present and in accordance with the provisions of chapter 2.2.4 of the Corporate Governance Code, the only Committee to support the management of the Board is the Audit and Risks Committee.

Implementation date
Modification dates

FINANCIAL SUPERINTENDENCE OF COLOMBIA

Measure No. 19: Operation of the Board of Directors.

19.1 The President of the Board of Directors with the assistance of the Secretary and of the President of the corporation prepares a work plan for the Board, for the period under assessment. This tool helps to determine a reasonable number of ordinary meetings per year, and their estimated length.

19.1 Measure implementation YES ☒ NO ☐ N/A ☐

YES. Briefly indicate: Article 33 numeral (iii) of the Bylaws defines as the function of the Chairman of the Board of Directors the coordination and planning of the operation of the Board of Directors, through the establishment of an annual work plan. As a complement to the above, Article 7 of the Rules of Procedure of the Board of Directors, incorporated in chapter 2.2.1 of the Company’s Corporate Governance Code, specifies that the work plan prepared by the Chairman of the Board shall be attended by the General Counsel and the CEO of the Company, and that it shall be submitted to the Board of Directors for consideration.

Thus, for the year 2025—specifically on May 14, 2025—a work plan was approved in alignment with the calendar established for the 2025 sessions. Based on the Company’s internal planning regarding reports, filings, and general obligations that must be fulfilled in its capacity as a securities issuer, a series of regular Board of Directors’ meetings was defined, along with specific matters to be addressed in each session. This is without prejudice to the inclusion and submission to the Board of Directors of all matters that, in accordance with applicable regulations and the Company’s internal policies, must be reviewed and approved by the Board.

The Company’s Bylaws can be consulted at:

https://www.grupoexito.com.co/es/bylaws-21-03-2024.pdf

The Company’s Corporate Governance Code can be consulted at the following route:

https://www.grupoexito.com.co/es/1.Corporate-Governance-Code.pdf

NO. Explain:

NA. Precise the law or regulation that prevents the adoption of the recommendation

Implementation date
Modification dates

FINANCIAL SUPERINTENDENCE OF COLOMBIA

19.2. The Board of Directors of the corporation holds between eight (8) and twelve (12) ordinary meetings per year; except for the entities subject to surveillance, which must hold at least one (1) meeting per month because of their regime.

19.2 Measure implementation YES ☐ NO ☒ N/A ☐

YES. Briefly indicate:

NO. Explain: Article 34 of the Bylaws and Article 8 of the Rules of Procedure for the Board of Directors, incorporated in Chapter 2.2.1 of the Company’s Corporate Governance Code, establish that the Board of Directors shall meet at least four (4) times a year, in order for it to approve the Company’s Financial Statements before their publication to the market and approve the specific issues that arise during the course of the year. However, in the event of urgent or extraordinary matters, the Board of Directors may hold extraordinary meetings.

NA. Precise the law or regulation that prevents the adoption of the recommendation

Implementation date
Modification dates

19.3. One (1) or two (2) of the Board’s meetings per year make a distinctive emphasis on the definition and monitoring of the corporation’s strategy.

19.3 Measure implementation YES ☒ NO ☐ N/A ☐

YES. Briefly indicate: Article 8 of Rules of Procedure for the Board of Directors, incorporated in chapter 2.2.1 of the Corporate Governance Code, establishes that at least one of the meetings of the Board of Directors must focus on the definition and monitoring of the Company’s strategy.

In this sense, at the time of structuring the work plan of the Board of Directors and, consequently, the content of its agendas, it is established that at least one meeting of said body will focus on the definition and monitoring of the Company’s strategy.

In 2025, the Board of Directors followed up on the Company’s strategy at the regular meeting held in May.

The Company’s Corporate Governance Code can be consulted at the following route:

https://www.grupoexito.com.co/es/1.Corporate-Governance-Code.pdf

NO. Explain:

NA. Precise the law or regulation that prevents the adoption of the recommendation

Implementation date	February 10, 2015
Modification dates

FINANCIAL SUPERINTENDENCE OF COLOMBIA

19.4. The Board of Directors approves a concrete calendar for its ordinary sessions. However, it may also meet, on an extraordinary basis, as many times as necessary.

19.4 Measure implementation YES ☒ NO ☐ N/A ☐

YES. Briefly indicate: In its regular meeting held in November 2024, the Board of Directors approved the national corporate calendar for 2025, and in its regular meeting held in November 2025, it approved the national corporate calendar for 2026. These calendars established, among other matters, the specific dates for the regular meetings to be held in 2025 and 2026, respectively, without prejudice to the Board of Directors’ ability to convene as many extraordinary meetings as may be required (in accordance with the provisions of the Board of Directors’ Regulations and the Company’s Bylaws).

The Company’s Corporate Governance Code can be consulted at the following route:

https://www.grupoexito.com.co/es/1.Corporate-Governance-Code.pdf

The Bylaws can be consulted at the following link:

https://www.grupoexito.com.co/es/bylaws-21-03-2024.pdf

NO. Explain:

NA. Precise the law or regulation that prevents the adoption of the recommendation

Implementation date	February 10, 2015
Modification dates

19.5. At least five (5) common days before the meeting, the Board members receive, simultaneously with the meeting call, the documents or information related to each of the points on the Agenda. This ensures their active participation and their well-thought decision-making.

19.5 Measure implementation YES ☒ NO ☐ N/A ☐

YES. Briefly indicate: Article 7 of the Rules of Procedure for the Board of Directors, incorporated in chapter 2.2.1 of the Corporate Governance Code, establishes that the call for ordinary meetings must be made at least five (5) common days and will be accompanied by the information corresponding to each item on the agenda, so that the members of the Board of Directors have sufficient time to study them and actively participate in the sessions in which they are reviewed and can make decisions in a reasonable way.

During 2025, the calls for the meetings of the Board of Directors were made with the established advance notice and with them, the material associated with each item on the agenda was made available to the members of the Board of Directors so that they had the possibility of analyzing it in advance of the meeting. This process was carried out through the Teams platform.

The Company’s Corporate Governance Code can be consulted at the following route:

https://www.grupoexito.com.co/es/1.Corporate-Governance-Code.pdf

NO. Explain:

NA. Precise the law or regulation that prevents the adoption of the recommendation

Implementation date	January 15, 2016
Modification dates

FINANCIAL SUPERINTENDENCE OF COLOMBIA

19.6. The President of the Board of Directors, with the support of the Board’s Secretary, assumes the ultimate responsibility for the timeliness and usefulness of the information delivered to the members. Consequently, in the set of documents provided (the dashboard of the Board of Directors) the quality will be most important than the quantity.

19.6 Measure implementation YES ☒ NO ☐ N/A ☐

YES. Briefly indicate: In this regard, the rules for convening meetings of the Board of Directors are enshrined, as provided in Article 7 of the Rules of Procedure for the Board of Directors incorporated in chapter 2.2.1 of the Company’s Corporate Governance Code, which establishes the Chairman of the Board of Directors with the concurrence of the Secretary, the ultimate responsibility for the members of the Board of Directors to receive the information well in advance, ensuring that it is useful, putting quality before quantity.

In addition to the above, article 33 numeral (vi) of the Bylaws establishes as a function of the Chairman of the Board of Directors to ensure the timely delivery of information to the members of the Board of Directors, either directly or through the Secretary. During 2025, this process was carried out by the Chairman of the Board of Directors with the support of the Secretary, through the Teams platform.

The Company’s Bylaws can be consulted at:

https://www.grupoexito.com.co/es/bylaws-21-03-2024.pdf

The Company’s Corporate Governance Code can be consulted at the following route:

https://www.grupoexito.com.co/es/1.Corporate-Governance-Code.pdf

NO. Explain:

NA. Precise the law or regulation that prevents the adoption of the recommendation

Implementation date	January 15, 2016
Modification dates	February 19, 2018

19.7. The ultimate responsibility to prepare the Agenda for the meetings of the Board of Directors corresponds to the Board’s President and not to the President of the corporation. The structure of the Agenda follows given parameters that ensure a logical order for the presentation of the subjects and for the debates

19.7 Measure implementation YES ☒ NO ☐ N/A ☐

YES. Briefly indicate: In accordance with the provisions of article 33 numeral (v) of the Company’s Bylaws, it is the responsibility of the Chairman of the Board of Directors to prepare the agenda for the meetings of said body, a task that he performs in coordination with the Secretary of the Board, the CEO of the Company and the other members. As such, the Chair of the Board is responsible for the final definition of the agenda for each Board meeting.

The Bylaws can be consulted through the following route:

https://www.grupoexito.com.co/es/bylaws-21-03-2024.pdf

NO. Explain:

NA. Precise the law or regulation that prevents the adoption of the recommendation

Implementation date	March 17, 2015
Modification dates

FINANCIAL SUPERINTENDENCE OF COLOMBIA

19.8. On the Annual Corporate Governance Report and on the institutional web site, the Company publishes the attendance of the Board members to the meetings of the Board of Directors and to its committees.

19.8 Measure implementation YES ☒ NO ☐ N/A ☐

YES. Briefly indicate: In the corporate governance report prepared by the Company and approved by the Board of Directors, the attendance of the members at the meetings of the Board of Directors and the support committees that exist is published. The report is published in turn on the corporate website.

The most recent, corresponding to the year 2025, presented in and approved by the Board of Directors held on January 27, 2025, can be consulted at the following route:

https://www.grupoexito.com.co/es/corporate-governance-2025.pdf

NO. Explain:

NA. Precise the law or regulation that prevents the adoption of the recommendation

Implementation date	March 30, 2016
Modification dates

19.9. Every year, the Board of Directors assesses the effectiveness of its work as a collective body, that of its committees, and that of its members individually considered, including peer evaluation. Furthermore, it evaluates the reasonableness of its internal regulations, and the dedication and performance of its members, proposing changes in its organization and operation deemed pertinent. In the case of conglomerates, the Board of Directors of the holding Company demands that the assessment process takes place also within the Boards of Directors of the subordinate companies.

19.9 Measure implementation YES ☐ NO ☒ N/A ☐

YES. Briefly indicate:

NO. Explain: In accordance with the provisions of Article 14 of the Rules of Procedure for the Board of Directors, incorporated in numeral 2.2.1 of the Corporate Governance Code of the Company, the Board of Directors, the Audit and Risks Committee and those that may exist, may annually carry out an evaluation process to measure the qualities of the members of the Board of Directors and its Committees, their individual performance and the general performance of the respective body.

The Board may also alternate the internal evaluation technique with an external evaluation conducted by independent advisors.

In addition to the above, article 33 numeral (x) of the Bylaws establishes as a function of the Chairman of the Board of Directors that of leading the annual evaluation process of the Board and its Committees, except for his own.

During 2025, considering the recent appointment of the Board of Directors, the evaluation process was dispensed with, since the results of an evaluation under the above circumstances would not generate greater value for management, the company’s shareholders and for the members of the Board of Directors. However, both the Board of Directors and management are committed to the constant improvement of their processes and guidelines regarding the operation of the Board of Directors and the Audit and Risks Committee.

In the case of the Company’s subordinate companies, the internal performance evaluation for the year 2025 was dispensed with, considering that in march the retirement of some members of the senior management of the parent company who were part of the Comité Directivo de Filiales Subsidiaries Steering Committee (the body that serves as the Board of Directors of the subordinates) was presented.

The Company’s Bylaws can be consulted at:

https://www.grupoexito.com.co/es/bylaws-21-03-2024.pdf

The Company’s Corporate Governance Code can be consulted at the following route:

https://www.grupoexito.com.co/es/1.Corporate-Governance-Code.pdf

NA. Precise the law or regulation that prevents the adoption of the recommendation

Implementation date
Modification dates

FINANCIAL SUPERINTENDENCE OF COLOMBIA

19.10. The Board of Directors alternates internal evaluation techniques with external evaluation performed by independent advisors.

19.10 Measure implementation YES ☐ NO ☒ N/A ☐

YES. Briefly indicate:

NO. Explain: Article 14 of the Rules of Procedure for the Board of Directors, incorporated in numeral 2.2.1 of the Company’s Corporate Governance Code, establishes that the Board of Directors may alternate the internal evaluation technique with an external evaluation carried out by independent advisors. In this sense, in accordance with the interpretation that the Company has made of the measure by enshrining the “alternation”, the Company has alternated the evaluation technique, carrying out an internal self-evaluation in one period and an external one in the following year or period.

However, the “No” option is selected, considering the recommendations received from the Financial Superintendence on August 5, 2024, where they inform the Company that the alternation to which they refer must be made in the same period, that is, that in the same period there must be internal and external components.

The Company’s Corporate Governance Code can be consulted at the following route:

https://www.grupoexito.com.co/es/1.Corporate-Governance-Code.pdf

NA. Precise the law or regulation that prevents the adoption of the recommendation

Implementation date
Modification dates

Measure No. 20: Duties and rights of the members of the Board of Directors.

20.1. Regulation of the Board of Directors complements the dispositions of the Company’s regulatory framework regarding the duties and rights of the Board members.

20.1 Measure implementation YES ☒ NO ☐ N/A ☐

YES. Briefly indicate: The Rules of Procedure for the Board of Directors, incorporated in chapter 2.2.1 of the Corporate Governance Code of the Company, expressly include the rights (Article 12) and duties (Article 13) of the members of the Board of Directors enshrined both in the law and in the Bylaws.

The Company’s Corporate Governance Code can be consulted at the following route:

https://www.grupoexito.com.co/es/1.Corporate-Governance-Code.pdf

Similarly, the Rules of Procedure for the Board of Directors can be consulted separately through this link:

https://www.grupoexito.com.co/es/Rules-of-Procedure-for-the-Board-of- Directors.pdf

NO. Explain:

NA. Precise the law or regulation that prevents the adoption of the recommendation

Implementation date	January 15, 2016
Modification dates	September 13, 2023

FINANCIAL SUPERINTENDENCE OF COLOMBIA

20.2. Regulation of the Board of Directors develops the Company’s understanding of the duties of the Board members indicated in recommendation 20.2.

20.2 Measure implementation YES ☒ NO ☐ N/A ☐

YES. Briefly indicate: Article 13 of the Rules of Procedure for the Board of Directors, incorporated in chapter 2.2.1 of the Company’s Corporate Governance Code, expressly includes the duties of the members of the Board of Directors mentioned in recommendation 20.2.

The Company’s Corporate Governance Code can be consulted at the following route:

https://www.grupoexito.com.co/es/1.Corporate-Governance-Code.pdf

Similarly, the Rules of Procedure for the Board of Directors can be consulted separately through this link:

https://www.grupoexito.com.co/es/Rules-of-Procedure-for-the-Board-of- Directors.pdf

NO. Explain:

NA. Precise the law or regulation that prevents the adoption of the recommendation

Implementation date	January 15, 2016
Modification dates	September 13, 2023

20.3. Regulation of the Board of Directors develops the contents of the rights of the Board members indicated in recommendation 20.3.

20.3 Measure implementation YES ☒ NO ☐ N/A ☐

YES. Briefly indicate: Article 12 of the Rules of Procedure for the Board of Directors, incorporated in chapter 2.2.1 of the Corporate Governance Code of the Company, expressly includes the rights of the members of the Board of Directors, information, induction and permanent training, and remuneration.

For its part, Article 15 of the Regulation establishes that any of the members may request the hiring of an independent external advisor and the conditions for their hiring. In this way, the rights mentioned in recommendation 20.3 are fully embraced.

The Company’s Corporate Governance Code can be consulted at the following route:

https://www.grupoexito.com.co/es/1.Corporate-Governance-Code.pdf

Similarly, the Rules of Procedure for the Board of Directors can be consulted separately through this link:

https://www.grupoexito.com.co/es/Rules-of-Procedure-for-the-Board-of- Directors.pdf

NO. Explain:

NA. Precise the law or regulation that prevents the adoption of the recommendation

Implementation date	January 15, 2016
Modification dates	February 19, 2018

FINANCIAL SUPERINTENDENCE OF COLOMBIA

Measure No. 21: Conflicts of interest.

21.1. In its internal regulations, the corporation has a clear and formal policy and procedure for the identification, management, and resolution of conflicts of interest, whether direct or indirect through related parties, that may affect the members of the Board of Directors and other managers.

21.1 Measure implementation YES ☒ NO ☐ N/A ☐

YES. Briefly indicate: The Company has a policy and procedure for the knowledge, administration and resolution of conflicts of interest, direct or indirect through related parties and that is applicable to all employees, administrators and members of the Board of Directors. This policy is included in the Code of Ethics and Conduct, in numeral 5.5, which enshrines the definition of conflict of interest, the types of conflict that may arise, the functions and composition of the Conflicts of Interest Committee, the procedure for its management, among others.

Similarly, the Conflicts of Interest Policy establishes the periodic report that must be made by the members of the Board of Directors, legal representatives, members of Senior Management and other directors of the company, on those situations or relationships that may arise a conflict of interest or influence the direction of their opinion or vote.

During 2025, these reports were made and managed according to the rules established in the Policy.

The Code of Ethics and Conduct is published on the corporate website and can be consulted at the following link:

https://www.grupoexito.com.co/es/code-of-ethics-conducts.pdf

NO. Explain:

NA. Precise the law or regulation that prevents the adoption of the recommendation

Implementation date	January 15, 2016
Modification dates	December 29, 2022

FINANCIAL SUPERINTENDENCE OF COLOMBIA

21.2. The procedure for the management of conflicts of interest makes a distinction about their nature as occasional or permanent. If they are occasional, the applicable procedure indicates the rules and steps to be followed, which should be relatively easy to implement and hard to avoid for those affected. In the case of permanent conflicts of interest, the procedure stipulates that if the situation affects the corporation’s overall operations, it must be regarded as a cause for the obligatory resignation of those affected, for it makes it impossible for them to hold the position.

21.2 Measure implementation YES ☒ NO ☐ N/A ☐

YES. Briefly indicate: In accordance with the definition of conflicts of interest contained in both chapter one of the Corporate Governance Code and numeral 5.5. of the Code of Ethics and Conduct, the Company has differentiated two types of conflicts of interest, as follows: (i) conflicts of interest that, in the opinion of the Conflict of Interest Committee, affect the operations of the Company as a whole and are of such magnitude that they make it impossible to the person involved in exercising his or her position, which coincides with the concept of permanent conflict of interest; and ii) conflicts of interest that, in the opinion of the Conflict of Interest Committee, can be managed following the rules set forth in the Conflict of Interest Policy, which coincides with the concept of sporadic conflict of interest.

It is the responsibility of the Conflict of Interest Committee to define the solutions and sanctions to be imposed in each case, when there is a violation of the duties and/or prohibitions defined in the Conflict of Interest Policy.

The Company’s Corporate Governance Code can be consulted at the following route:

https://www.grupoexito.com.co/es/1.Corporate-Governance-Code.pdf

The Company’s Code of Ethics and Conduct can be consulted at the following route:

https://www.grupoexito.com.co/es/code-of-ethics-conducts.pdf

NO. Explain:

NA. Precise the law or regulation that prevents the adoption of the recommendation

Implementation date	January 15, 2016
Modification dates	December 29, 2022

FINANCIAL SUPERINTENDENCE OF COLOMBIA

21.3. The members of the Board of Directors, legal representatives, senior managers, and other administrators of the corporation inform the Board periodically about any relationships, whether direct or indirect, that they keep between them, or with other entities or structures of the conglomerate to which the issuer belongs, or with the issuer, or with providers, or clients, or any other stakeholders, out of which given conflicts of interest might arise, or that might influence their opinion or vote, thereby building up the managers’ “map of related parties.”

21.3 Measure implementation YES ☒ NO ☐ N/A ☐

YES. Briefly indicate: In accordance with paragraph 5.5.7 of the Conflict of Interest Policy contained in the Code of Ethics and Conduct, the members of the Board of Directors, legal representatives, members of Senior Management and other directors of the company must periodically inform the Board of Directors of the relationships, direct or indirect, that they maintain between them, or with other entities or structures belonging to the Business Group of which the Company is a part, or with the Company, or with suppliers, or with customers or with any other Interest Group, from which situations of conflict of interest could arise or influence the direction of their opinion or vote. The periodicity of this report for the members of the Board of Directors is quarterly. For legal representatives, Senior Management and other administrators, it is a minimum annual.

Situations reported by members of the Board of Directors are reported to the Board of Directors and situations reported by members of Senior Management are reported to the Board of Directors through the Audit and Risks Committee.

In accordance with the above, during 2025 the report was made within the established term by the members of the Board of Directors and by Senior Management.

The Company’s Corporate Governance Code can be consulted at the following route:

https://www.grupoexito.com.co/es/1.Corporate-Governance-Code.pdf

The Company’s Code of Ethics and Conduct can be consulted at the following route:

https://www.grupoexito.com.co/es/code-of-ethics-conducts.pdf

NO. Explain:

NA. Precise the law or regulation that prevents the adoption of the recommendation

Implementation date	January 15, 2016
Modification dates

FINANCIAL SUPERINTENDENCE OF COLOMBIA

21.4. Any relevant conflict-of-interest situations, understood as those that would force the affected to refrain from attending a meeting and/or voting, involving the members of the Board of Directors and remaining managers, are featured in the public information that the corporation posts every year on its web site.

21.4 Measure implementation YES ☒ NO ☐ N/A ☐

YES. Briefly indicate: In accordance with numeral 5.5.6 of the Conflicts of Interest Policy contained in the Company’s Code of Ethics and Conduct, management discloses those situations in which, as a result of a possible situation of conflict of interest of one or more of the members of the Board of Directors and other Directors, the affected party has abstained from participating in the meeting and/or voting on the Corporate Governance Report, which is published on the corporate website.

The Company’s Code of Ethics and Conduct can be consulted at the following route:

https://www.grupoexito.com.co/es/code-of-ethics-conducts.pdf

The most recent corporate governance report, corresponding to the year 2025, presented in and approved by the Board of Directors on January 27, 2026, can be consulted at the following route:

https://www.grupoexito.com.co/es/corporate-governance-2025.pdf

NO. Explain:

NA. Precise the law or regulation that prevents the adoption of the recommendation

Implementation date	January 15, 2016
Modification dates

FINANCIAL SUPERINTENDENCE OF COLOMBIA

21.5. For these purposes, the definition of Related Party that the corporation applies is consistent with the International Accounting Standard No. 24 (IAS 24).

21.5 Measure implementation YES ☒ NO ☐ N/A ☐

YES. Briefly indicate: The definition of Related Parties established in the Company’s Corporate Governance Code, in its chapter on definitions, is consistent with International Accounting Standard No. 24.

The Company’s Corporate Governance Code can be consulted at the following route:

https://www.grupoexito.com.co/es/1.Corporate-Governance-Code.pdf

Similarly, the definitions and guidelines contemplated in the Policy and Procedure on Transactions between Related Parties correspond to the accounting regulations on the matter.

The Policy is found in chapter seven of the Corporate Governance Code, and the Procedure is published on the corporate website, which can be accessed through the following link:

https://www.grupoexito.com.co/es/1.Procedure- related-party-transactions.pdf

NO. Explain:

NA. Precise the law or regulation that prevents the adoption of the recommendation

Implementation date	January 15, 2016
Modification dates	February 19, 2018

FINANCIAL SUPERINTENDENCE OF COLOMBIA

Measure No. 22: Related Party Transactions.

22.1. The corporation has a policy that specifies the concrete procedures for the assessment, approval, and disclosure of related-party transactions, including any pending balances, and the relationships among those transactions.

22.1 Measure implementation YES ☒ NO ☐ N/A ☐

YES. Briefly indicate: Chapter seven of the Company’s Corporate Governance Code enshrines the Related Party Transactions Policy approved by the Board of Directors, which defines the mechanisms for valuation, approval and disclosure of transactions between related parties in accordance with the definitions and rules established therein.

The Company’s Corporate Governance Code can be consulted at the following route:

https://www.grupoexito.com.co/es/1.Corporate-Governance-Code.pdf

Likewise, the Company has a Related Party Transaction Procedure, which is published on the corporate website at the following link:

https://www.grupoexito.com.co/es/1.Procedure-related-party- transactions.pdf

NO. Explain:

NA. Precise the law or regulation that prevents the adoption of the recommendation

Implementation date	January 15, 2016
Modification dates	February 19, 2018

22.2. The corporation’s policy on related-party transactions addresses the matters provided in recommendation 22.2.

22.2 Measure implementation YES ☒ NO ☐ N/A ☐

YES. Briefly indicate: Chapter seven of the Company’s Corporate Governance Code establishes the Transactions Policy between Related Parties which addresses the aspects of valuation, approval and disclosure contained in recommendation 22.2.

The Company’s Corporate Governance Code can be consulted at the following route:

https://www.grupoexito.com.co/es/1.Corporate-Governance-Code.pdf

Similarly, the Procedure for Transactions between Related Parties is published on the corporate website, which can be accessed through the following link:

https://www.grupoexito.com.co/es/1.Procedure-related-party- transactions.pdf

NO. Explain:

NA. Precise the law or regulation that prevents the adoption of the recommendation

Implementation date	January 15, 2016
Modification dates	February 19, 2018

FINANCIAL SUPERINTENDENCE OF COLOMBIA

22.3 The policy foresees that the Board of Directors does not need to authorize explicitly the related party transactions if they are recurrent and pertain to the ordinary course of business, and performed by virtue of contracts of adhesion or master agreements, whose conditions are fully standardized, are applied massively, and carried out at market prices that have been set, on a general basis, by those who provide the given good or service, and the individual amount of which is not relevant to the corporation..

22.3 Measure implementation YES ☒ NO ☐ N/A ☐

YES. Briefly indicate: The Policy on Transactions between Related Parties, enshrined in chapter seven of the Corporate Governance Code, establishes that those recurring transactions, i.e., those typical of the ordinary course of the Company’s business and whose amount is not material in the terms defined in the Policy, will be presented to the Audit and Risks Committee for information purposes only once a year, with the possibility of doing so more frequently, and will not require approval from the Board of Directors.

The Company’s Corporate Governance Code can be consulted at the following route:

https://www.grupoexito.com.co/es/1.Corporate-Governance-Code.pdf

Similarly, the Procedure for Transactions between Related Parties is published on the corporate website, which can be accessed through the following link:

https://www.grupoexito.com.co/es/1.Procedure-related-party- transactions.pdf

NO. Explain:

NA. Precise the law or regulation that prevents the adoption of the recommendation

Implementation date	January 15, 2016
Modification dates	February 19, 2018

FINANCIAL SUPERINTENDENCE OF COLOMBIA

Measure No. 23: Compensation of members of the Board of Directors.

23.1. The corporation has a compensation policy for the Board of Directors approved by the General Shareholders Meeting that is reviewed every year. It identifies all the compensation elements that may be actually met. These elements may be fixed or variable. They may include fixed honoraria for being a Board member, honoraria for attending the Board sessions and/or its committee meetings, and other allowances of any type earned throughout the appointment, for whatever cause, either in cash or in kind. They also include any obligations assumed by the corporation in terms of pension or life insurance payments, or other items, awarded to senior or newer members, as well as any liability insurance coverage (Directors and Officers – D&O policies) that the Company acquires for its Board members.

23.1 Measure implementation YES ☒ NO ☐ N/A ☐

YES. Briefly indicate: Chapter 2.2.3 of the Company’s Corporate Governance Code contains the Board of Directors Remuneration Policy, which establishes at the head of the General Shareholders’ Meeting the function of setting the fees of the members of the Board of Directors for their attendance at the meetings of the Board of Directors and its Support Committees, as well as the criteria that must be taken into account for the determination of the same.

In this regard and in line with the provisions of said Policy, at the ordinary meeting held on March 21, 2024, the General Shareholders’ Meeting approved the following remuneration for the Board of Directors:

https://www.grupoexito.com.co/es/GSM-decisions-new-directors-and- senior-management-21032024.pdf

The Company’s Corporate Governance Code can be consulted at the following route:

https://www.grupoexito.com.co/es/1.Corporate-Governance-Code.pdf

NO. Explain:

NA. Precise the law or regulation that prevents the adoption of the recommendation

Implementation date	June 11, 2015
Modification dates

FINANCIAL SUPERINTENDENCE OF COLOMBIA

23.2. If the corporation adopts any variable compensation systems related to the Company’s progress in the medium and long terms, the compensation policy sets limits to the amounts that may be distributed to the Board of Directors. If the variable component is related to the corporation’s profits or other management indicators by the closing of the term assessed, whatever qualifications [salvedades] made by the Statutory Auditor in his report, which could lessen the term’s results, will be considered.

23.2 Measure implementation YES ☐ NO ☒ N/A ☐

YES. Briefly indicate:

NO. Explain: The Remuneration Policy of the Board of Directors incorporated in chapter 2.2.3 of the Company’s Corporate Governance Code establishes in its fourth article that it is the responsibility of the General Shareholders’ Meeting to set the value of the fees of the members of the Board of Directors, without expressly adopting the recognition of variable components for remuneration.

NA. Precise the law or regulation that prevents the adoption of the recommendation

Implementation date
Modification dates

23.3. The proprietary and independent members of the Board of Directors are explicitly excluded from compensation schemes that include stock options or from a variable compensation linked to absolute changes in share prices.

23.3 Measure implementation YES ☒ NO ☐ N/A ☐

YES. Briefly indicate: In accordance with the Remuneration Policy of the Board of Directors, incorporated in chapter 2.2.3 of the Company’s Corporate Governance Code, the members of the Board of Directors will be entitled to remuneration for attendance at the meetings of the Board and Committees, the value of which will be set by the Assembly for each period. The Company has not adopted remuneration systems that incorporate stock options or variable remuneration. The Company’s Corporate Governance Code can be consulted at the following route:

https://www.grupoexito.com.co/es/1.Corporate-Governance-Code.pdf

The approved fees for the current Board of Directors can be consulted at the following route:

https://www.grupoexito.com.co/es/GSM-decisions-new-directors-and- senior-management-21032024.pdf

NO. Explain:

NA. Precise the law or regulation that prevents the adoption of the recommendation

Implementation date	June 11, 2015
Modification dates

FINANCIAL SUPERINTENDENCE OF COLOMBIA

23.4. Within the compensation policy, for every term assessed, the General Assembly of Shareholders approves a maximum cost for the Board of Directors, including all the compensation elements authorized.

23.4 Measure implementation YES ☒ NO ☐ N/A ☐

YES. Briefly indicate: In accordance with article four of the Remuneration Policy of the Board of Directors incorporated in chapter 2.2.3 of the Company’s Corporate Governance Code, the General Shareholders’ Meeting will establish the value of the fees corresponding to the members of the Board of Directors for each period, which sets the total value that will be paid to the directors for their attendance at the meetings of the Board of Directors and to the Committees of which they are a part.

The Company’s Corporate Governance Code can be consulted at the following route:

https://www.grupoexito.com.co/es/1.Corporate-Governance-Code.pdf

The approved fees for the current Board of Directors can be consulted at the following route:

https://www.grupoexito.com.co/es/GSM-decisions-new-directors-and- senior-management-21032024.pdf

NO. Explain:

NA. Precise the law or regulation that prevents the adoption of the recommendation

Implementation date	June 11, 2015
Modification dates

FINANCIAL SUPERINTENDENCE OF COLOMBIA

23.5. The shareholders know the complete actual cost of the Board of Directors during the term assessed, including all the compensation elements awarded to the Board members plus any spending reimbursements. Furthermore, it is published on the corporation’s web site, itemized and detailed as the Board approves.

23.5 Measure implementation YES ☒ NO ☐ N/A ☐

YES. Briefly indicate: The total effective cost of the Board of Directors is included in the Company’s Corporate Governance Report and is made public by publication on the Company’s website.

As proof of the above, it can be verified that on page 12 of the 2025 Corporate Governance Report (which was approved by the Board of Directors at its meeting held on January 27, 2026), the amount paid by the Company for this concept is reported, through the following route:

https://www.grupoexito.com.co/es/corporate-governance-2025.pdf

Likewise, this amount is also disclosed through the Company’s financial statements, which are also public.

NO. Explain:

NA. Precise the law or regulation that prevents the adoption of the recommendation

Implementation date	March 17, 2015
Modification dates

FINANCIAL SUPERINTENDENCE OF COLOMBIA

Measure No. 24: The President of the corporation and the senior management.

24.1. The corporation’s governance model creates an effective separation between the corporation’s administration or governance (represented by the Board of Directors) and the ordinary course of business (in the hands of the senior management and led by the President of the corporation).

24.1 Measure implementation YES ☒ NO ☐ N/A ☐

YES. Briefly indicate: The company’s governance model establishes an effective separation between the management of the company by the Board of Directors and the ordinary course of business by Senior Management, which can be observed in different sections of the Bylaws (Articles 36, 40 and 41) and the Corporate Governance Code. by establishing the functions, limits and powers attributed to each organ. In this regard, Article 17 of the Bylaws expressly establishes that the management of the Company corresponds in the first place to the General Shareholders’ Meeting and in the second place to the Board of Directors as its delegate, while the legal representation of the company and the management of the corporate business will oversee the CEO of the Company.

The Company’s Bylaws can be consulted at the following route:

https://www.grupoexito.com.co/es/bylaws-21-03-2024.pdf

The Company’s Corporate Governance Code can be consulted at the following route:

https://www.grupoexito.com.co/es/1.Corporate-Governance-Code.pdf

NO. Explain:

NA. Precise the law or regulation that prevents the adoption of the recommendation

Implementation date	March 17, 2015
Modification dates

FINANCIAL SUPERINTENDENCE OF COLOMBIA

24.2. In general, the policy of the Board of Directors consists of delegating the ordinary course of business to the senior management team, thereby focusing its activities on the overall strategy, supervisory, governance, and control functions.

24.2 Measure implementation YES ☒ NO ☐ N/A ☐

YES. Briefly indicate: In this regard, the recommendation was accepted by establishing in the Bylaws (Article 36) and in the Rules of Procedure for the Board of Directors, incorporated in chapter 2.2.1 of the Corporate Governance Code of the Company, the functions of the Board of Directors with a view to concentrating its activity in the functions of strategy, supervision, government and control. For its part, the functions enshrined in the Bylaws (Chapter 5, Title 4) and the Corporate Governance Code, in charge of the Chairman of the Company, correspond to the functions necessary for the performance of the ordinary course of business and the management of the Company’s corporate business.

Similarly, it is established in Article 37 of the Bylaws that the Board of Directors may delegate to the Committees, the CEO or other legal representatives, when it deems it appropriate and if it is delegable, one or more of the functions listed in Article 36.

The Company’s Bylaws can be consulted at the following route:

https://www.grupoexito.com.co/es/bylaws-21-03-2024.pdf

The Company’s Corporate Governance Code can be consulted at the following route:

https://www.grupoexito.com.co/es/1.Corporate-Governance-Code.pdf

The Rules of Procedure for the Board of Directors can be consulted at the following route:

https://www.grupoexito.com.co/es/Rules-of-Procedure-for-the-Board-of- Directors.pdf

NO. Explain:

NA. Precise the law or regulation that prevents the adoption of the recommendation

Implementation date	March 17, 2015
Modification dates

FINANCIAL SUPERINTENDENCE OF COLOMBIA

24.3. As a general rule, members of the Company’s senior management are identified, assessed, and appointed directly, for they are their immediate staff. Otherwise, the corporation may have the Board of Directors appoint the senior management members upon the proposal of the President of the Company. However, no matter who makes the final appointment, the Board’s Nomination and Compensation Committee will get to know and assess the candidates to hold key executive positions within the Company, and it will issue its opinion.

24.3 Measure implementation YES ☐ NO ☒ N/A ☐

YES. Briefly indicate:

NO. Explain: With respect to the first part of the recommendation, article 36.7 (paragraphs a) and b) of the Bylaws establishes the obligation of the Board of Directors to appoint the CEO, the Internal Auditor and the General Counsel. The same occurs in the case of the appointment of the President of Retail Colombia Operations and the Vice Presidents, at the proposal of the President of the Company. In this regard, understanding that the measure enshrines the option that the company may alternatively opt for the members of the Senior Management to be appointed by the Board of Directors at the proposal of the Chairman, the Company has adopted the option to enshrine this option in its internal regulations.

However, the “No” option is selected, taking into account the recommendations received from the Financial Superintendence on August 5, 2024, where they inform the Company that the general rule provided for in the measure must be expressly enshrined, and taking into account that, in accordance with article 59 of the Bylaws, the Company currently has only the Audit and Risks Committee.

The Company’s Bylaws can be consulted at the following route:

https://www.grupoexito.com.co/es/bylaws-21-03-2024.pdf

The Company’s Corporate Governance Code can be consulted at the following route:

https://www.grupoexito.com.co/es/1.Corporate-Governance-Code.pdf

NA. Precise the law or regulation that prevents the adoption of the recommendation

Implementation date
Modification dates

FINANCIAL SUPERINTENDENCE OF COLOMBIA

24.4. The corporation has a clear policy to delegate functions approved by the Board of Directors and/or a power scheme that permits to assess the degree of empowerment of the President of the corporation, and that of the remaining members of the senior management.

24.4 Measure implementation YES ☒ NO ☐ N/A ☐

YES. Briefly indicate:

In the Company’s Bylaws (Articles 36 through 42), the roles and authorities of the Board of Directors, the President, and the other legal representatives of the Company are established, including the delegation mechanisms applicable in each case. These provisions make it possible to identify the level of authority that the Board of Directors has granted to Senior Management, and this document is, in the Company’s view, the appropriate instrument to demonstrate the governance and delegation framework.

The Bylaws can be consulted through the following route:

https://www.grupoexito.com.co/es/bylaws-21-03-2024.pdf

NO. Explain:

NA. Precise the law or regulation that prevents the adoption of the recommendation

Implementation date	November 11, 2025
Modification dates

24.5. The Board of Directors, through the Nomination and Compensation Committee, or whoever fulfills its functions, leads annually the performance assessment of the President of the corporation, and learns about the assessments of the other senior management members.

24.5 Measure implementation YES ☐ NO ☒ N/A ☐

YES. Briefly indicate:

NO. Explain: The recommendation was accepted in the Senior Management Remuneration and Assessment Policy (Performance Evaluation) where it is established that the performance evaluation of the CEO, General Counsel and the Internal Auditor will be carried out by the Board of Directors.

However, considering the recent appointment of the Board of Directors and the CEO of the Company, and the period in which the Company finds itself consisting of internal restructurings and adjustments in its corporate governance documents in line with the proposed strategy, the performance evaluation of the CEO for the period 2025 was dispensed with.

The Company’s Corporate Governance Code can be consulted at the following route:

https://www.grupoexito.com.co/es/1.Corporate-Governance-Code.pdf

NA. Precise the law or regulation that prevents the adoption of the recommendation

Implementation date	January 15, 2016
Modification dates

FINANCIAL SUPERINTENDENCE OF COLOMBIA

24.6. The corporation has a compensation policy for the President of the Company, and for the remaining senior management members approved by the Board of Directors. It identifies all the compensation elements that may be actually met, bound to the attainment of long-term objectives and to risk levels.

24.6 Measure implementation YES ☒ NO ☐ N/A ☐

YES. Briefly indicate: Article 2.3.1 of the Corporate Governance Code contains the Senior Management Remuneration and Assessment Policy, which identifies all the remuneration components to which members of the Company’s Senior Management may aspire, from fixed remuneration to variable remuneration tied to the fulfillment of short and long-term objectives.

The Company’s Corporate Governance Code can be consulted at the following route:

https://www.grupoexito.com.co/es/1.Corporate-Governance-Code.pdf

NO. Explain:

NA. Precise the law or regulation that prevents the adoption of the recommendation

Implementation date	September 14, 2016
Modification dates	February 26, 2025

24.7. If the compensation of the President of the corporation includes fixed and variable components, its technical design and method of calculation impede that the variable component may surpass the maximum limit set forth by the Board of Directors.

24.7 Measure implementation YES ☒ NO ☐ N/A ☐

YES. Briefly indicate: In this regard, the recommendation was accepted, in such a way that the CEO of the Company has a fixed remuneration and a variable remuneration component, which according to the form of its calculation cannot exceed the maximum limit established by the Board of Directors. The foregoing is in accordance with the Senior Management Remuneration and Assessment Policy established in article 2.3.1 of the Company’s Corporate Governance Code.

The Company’s Corporate Governance Code can be consulted at the following route:

https://www.grupoexito.com.co/es/1.Corporate-Governance-Code.pdf

NO. Explain:

NA. Precise the law or regulation that prevents the adoption of the recommendation

Implementation date	September 1, 2015
Modification dates	September 14, 2016

FINANCIAL SUPERINTENDENCE OF COLOMBIA

IV. CONTROL ARCHITECTURE

Measure No. 25: Ambiente de Control.

25.1. The Board of Directors is ultimately responsible for establishing a solid control environment in the Company adapted to its nature, size, complexity and risks, and that complies with the budgets set forth in Recommendation 25.1.

25.1 Measure implementation YES ☒ NO ☐ N/A ☐

YES. Briefly indicate:

In accordance with article 36.3, letters a), b) and c) of the Company Bylaws and article four of the Regulations of the Board of Directors incorporated in article 2.2.1 of the Company’s Corporate Governance Code it is the duty of the Board of Directors to:

a)	To ensure an adequate control environment within the Company and its subordinates, striving for a control architecture that encompasses all the Companies of the group, and supervising its effectiveness.

b)	To approve the risk policy and its delegation, and to periodically monitor the company’s main risks, including those assumed in off-balance sheet operations.

c)	To approve, monitor and evaluate the effectiveness in relation to the internal control systems, in accordance with the procedures, risk control systems and alarms approved by the Board of Directors.

The Company has defined the Control Architecture, in accordance with Chapter Eight of the Corporate Governance Code, which frames the main components that the Company has in relation to the control environment, risk management, the internal control system, information and communication and monitoring, which takes into account the nature, The Company’s size, complexity, and legal requirements, which were reviewed, updated and approved by the Board of Directors in 2015. During 2025, through its Audit and Risk Committee, the Company’s Board of Directors learned about and monitored the Company’s control environment and risk management.

The Company’s Articles of Association can be consulted at the following route:

https://www.grupoexito.com.co/es/bylaws-21-03-2024.pdf

The Company’s Corporate Governance Code can be consulted at the following route:

https://www.grupoexito.com.co/es/1.Corporate-Governance-Code.pdf

NO. Explain:

N.A. Precise the law or regulation that prevents the adoption of the recommendation:

Implementation Date	March 17, 2015
Modification Dates

FINANCIAL SUPERINTENDENCE OF COLOMBIA

25.2. In the case of Conglomerates, the Parent Company’s Board of Directors will strive for a Control Architecture with a consolidated and formal scope that encompasses all the Subordinate Companies, establishing responsibilities for conglomerate policies and guidelines on this matter, and defining clear reporting lines that provide a consolidated vision of the risks to which the Conglomerate is exposed, and the control measures needed.

25.2. Measure implementation YES ☒ NO ☐ N/A ☐

YES. Briefly indicate:

In accordance with Article 36.3 of the Bylaws, the Company’s Board of Directors defined the Control Architecture in Chapter Eight of the Corporate Governance Code, with which it promotes a culture of appropriate risk management and control in the Company and its subsidiaries; defines roles and responsibilities around risk management, internal control and evaluation, as well as the reporting and monitoring lines; and defines the consideration of the risks that derive from strategic definitions and business processes, to carry out monitoring, evaluation and management. In this context, the Group’s entities may apply their own policies, in accordance with special standards or regulations given by their location or type of business, as long as they are compatible with the general principles defined by the parent company.

During 2025, the Company participated through the Administration in the governing bodies and key areas of the Control Architecture of the subsidiaries, through the defined reporting and communication lines and carried out permanent coordination and monitoring with them, including key activities such as comprehensive risk management, compliance and internal audit; as well as the coordination of the Tax Auditor’s Office with its counterparts in each subsidiary.

The Company’s Articles of Association can be consulted at the following route:

https://www.grupoexito.com.co/es/bylaws-21-03-2024.pdf

The Company’s Corporate Governance Code can be consulted at the following route:

https://www.grupoexito.com.co/es/1.Corporate-Governance-Code.pdf

NO. Explain:

N.A. Precise the law or regulation that prevents the adoption of the recommendation:

Implementation Date	January 15, 2016
Modification Dates

FINANCIAL SUPERINTENDENCE OF COLOMBIA

Measure No. 26: Risk Management.

26.1. The risk management objectives in the Company are those established in Recommendation 26.1.

26.1. Measure implementation YES ☒ NO ☐ N/A ☐

YES. Briefly indicate:

The Company has defined a risk management model by levels: strategic, project, business and process; with differentiated roles, responsibilities and reports in each of them, which was updated and validated by the Audit and Risks Committee in May 2017.

At all these levels, identification, evaluation, monitoring and periodic reporting activities are carried out, in accordance with the provisions of recommendation 26.1., which are contained in Chapter Eight “Control Architecture” of the Company’s Corporate Governance Code.

The Company’s Corporate Governance Code can be consulted at the following route:

https://www.grupoexito.com.co/es/1.Corporate-Governance-Code.pdf

NO. Explain:

N.A. Precise the law or regulation that prevents the adoption of the recommendation:

Implementation Date	September 11, 2014
Modification Dates	May 10, 2017

FINANCIAL SUPERINTENDENCE OF COLOMBIA

26.2. The Company has a risk map, which is used to identify and monitor the financial and non-financial risks to which it is exposed.

26.2 Measure implementation YES ☒ NO ☐ N/A ☐

YES. Briefly indicate:

The Company has a corporate–strategic risk map, which is periodically communicated to Senior Management, the Audit and Risk Committee, and the Board of Directors.

During 2025, an analysis of the main risks and opportunities was conducted in light of trends and changes in the political, social, economic, technological, environmental, and legal environment, as well as the factors influencing the industry in which the Company operates. With the participation and leadership of Senior Management, this process resulted in a new strategic risk profile, for which new management strategies were defined and implemented. The risks at this level were reviewed by the Audit and Risk Committee and validated by the Board of Directors. Additionally, within the risk-management framework, the Company carried out the following actions:

1. Update of the Risk Appetite: To ensure that the corporate risk appetite accurately reflects Grupo Éxito’s capacity and willingness to assume risks in the execution of its strategy, a technical review and validation of the underlying metrics was conducted.

The analysis aimed to assess the adequacy of the financial indicators used to determine limits and tolerances, with emphasis on the relevance of EBITDA compared to alternatives such as sales, revenues, or gross profit. Considering criteria such as volatility, stability, traceability, and predictive capacity, the results showed that EBITDA demonstrates the best performance in terms of consistency and comparability, positioning it as the strongest metric for defining the Company’s strategic risk appetite.

2. Update of Strategic Risks: The strategic risk profile applicable to the 2025–2026 period was updated, incorporating global megatrends, retail-sector trends, and ensuring alignment with the corporate strategy.

3. Sustainability Risks: During the period, the sustainability-risk matrix was updated with a focus on ESG (Environmental, Social, and Corporate Governance) criteria.

The work conducted sought to strengthen the identification, assessment, and management of risks associated with Grupo Éxito’s sustainable performance, ensuring alignment with the operational, regulatory, and reputational context of the business. This process included a comprehensive review and update of the ESG matrix, incorporating adjustments to probability and impact assessments, as well as a financial materiality analysis aimed at quantifying the economic impact of critical scenarios linked to ESG factors.

Furthermore, within the framework of the Business Continuity Management (BCM) system, in 2025 the Company continued to strengthen its Business Continuity Management System, implementing actions aimed at ensuring operational resilience and response capacity in the event of disruptive events.

The actions undertaken fall under the main components of the continuity model described below:

1. Emergency Plan:

In October 2025, the Company participated in the National Evacuation Drill, an initiative aimed at strengthening the culture of prevention and emergency response.

2. Business Continuity Plan (BCP): Assessment of risks within the international supply chain and definition of contingency strategies in the context of maintaining the OEA (Authorized Economic Operator) certification granted by the DIAN.

3. Event Management Plan: During this period, the Event Management Plan was updated to align its structure with organizational changes and to establish an integrated response model for incidents, major situations, and crises.

4. IT Disaster Recovery Plan: The technology team led the execution of tests of the Disaster Recovery Plan (DRP) as part of the continuity strategies established in the BCP. These tests aimed to verify the effectiveness of backup, restoration, and failover procedures for critical systems, ensuring operational availability and protection of information from technological or physical events affecting the IT infrastructure. The commitment of the teams involved and continuous improvement in management plans contribute to the sustained strengthening of the Business Continuity System and its alignment with international standards (ISO 22301).

NO. Explain:

N.A. Precise the law or regulation that prevents the adoption of the recommendation:

Implementation Date	September 11, 2014
Modification Dates

FINANCIAL SUPERINTENDENCE OF COLOMBIA

26.3. The Board of Directors is responsible for defining a risk management policy and setting maximum exposure limits for each risk identified.

26.3 Measure implementation YES ☒ NO ☐ N/A ☐

YES. Briefly indicate:

Pursuant to numeral 36.3, literal b), of article 36 of the Company Bylaws, the Board of Directors is responsible for approving the Risk Policy, delegating risks, and its delegation, and to periodically monitor the main risks of the Company, including those assumed in off-balance sheet operations. To this end, the Board of Directors has approved the Risk Management Policy included in the Corporate Governance Code.

In addition, the Board validated the risk appetite for those at the strategic level and the level of risk delegation in accordance with it.

The bylaws can be consulted through the following route:

https://www.grupoexito.com.co/es/bylaws-21-03-2024.pdf

In compliance with the Risk Management Policy, during 2025 the Company’s strategic risks were updated with the Senior Management team, which were reviewed by the Audit and Risks Committee and validated by the Board of Directors in November 2025

NO. Please Explain:

N.A. Precise the law or regulation that prevents the adoption of the recommendation:

Implementation Date	September 11, 2014
Modification Dates

FINANCIAL SUPERINTENDENCE OF COLOMBIA

26.4. The Board of Directors is aware of and regularly supervises the Company’s effective exposure to the established maximum risk limits and proposes actions to correct and monitor them in case of deviations.

26.4. Measure implementation YES ☒ NO ☐ N/A ☐

YES. Briefly indicate:

The Regulations of the Board of Directors incorporated in numeral 2.2.1 of the Corporate Governance Code and the Policy for the Comprehensive Risk Management of the Company contained in Chapter Eight of the same Code, establish that the Board of Directors, with the support of the Audit and Risks Committee, has among its functions to periodically supervise the effective application of the Company’s Comprehensive Risk Management.

In compliance with the Risk Management Policy, during 2025 the Company’s strategic risks were updated with the Senior Management team, which were reviewed by the Audit and Risk Committee and validated by the Board of Directors in November 2025. Likewise, those treatment measures necessary for the mitigation and control of risks were identified.

The Company’s Corporate Governance Code can be consulted at the following route:

https://www.grupoexito.com.co/es/1.Corporate-Governance-Code.pdf

NO. Explain:

N.A. Precise the law or regulation that prevents the adoption of the recommendation:

Implementation Date	March 17, 2015
Modification Dates

FINANCIAL SUPERINTENDENCE OF COLOMBIA

26.5. Within the risk management policy framework, the senior management performs the processes and is responsible for managing the risks; therefore, it must identify, assess, estimate, control, monitor, and report them. In doing so, it defines methodologies and ensures that the management of risks is coherent with the risk strategies and policies set forth, and with the top limits approved.

26.5 Measure implementation YES ☒ NO ☐ N/A ☐

YES. Briefly indicate:

In accordance with Chapter Eight of the Corporate Governance Code, it is the responsibility of Senior Management to implement and maintain the Comprehensive Risk Management System and its alignment with the strategy.

The risks at the strategic-corporate level are identified, defined, assessed and managed directly by the Company’s Senior Management, so that the defined action plans are directed by it for execution by the different process owners.

During 2025, Senior Management, with the support of the Risk and Insurance Office, carried out the identification, analysis, and assessment of the Company’s principal risks in light of the external and internal context and trends in the political, economic, social, technological, environmental, and legal domains. Based on this analysis, the strategies to be implemented to control and mitigate the risks, in accordance with the defined risk appetite, were established. This analysis was reported to the Audit and Risk Committee and presented to the Board of Directors.

The Company’s Corporate Governance Code can be consulted at the following route:

https://www.grupoexito.com.co/es/1.Corporate-Governance-Code.pdf

NO. Explain:

N.A. Precise the law or regulation that prevents the adoption of the recommendation:

Implementation Date	September 11, 2014
Modification Dates

FINANCIAL SUPERINTENDENCE OF COLOMBIA

26.6. The corporation has a policy to delegate risks approved by the Board of Directors. It establishes the limits of risk that may be managed directly at each of its levels.

26.6 Measure implementation YES ☒ NO ☐ N/A ☐

YES. Briefly indicate:

The Board of Directors approved the Risk Management Policy contained in the Corporate Governance Code. Additionally, and at its November 2017 it approved the strategic risk delegation rules according with the risk appetite and assessment of them, in line with the organizational structure approved by the Board of Directors.

During 2025, a review and adjustment exercise was conducted on the financial metrics supporting the Company’s risk appetite, with the purpose of ensuring their alignment with the Company’s actual capacity. This exercise concluded that the risk appetite defined in 2017 continues to be the most consistent metric for setting limits and tolerances, due to its stability, traceability, and predictive capacity.

The Company’s Corporate Governance Code can be accessed at:

https://www.grupoexito.com.co/es/1.Corporate-Governance-Code.pdf

NO. Explain:

N.A. Precise the law or regulation that prevents the adoption of the recommendation:

Implementation Date	September 1, 2015
Modification Dates

FINANCIAL SUPERINTENDENCE OF COLOMBIA

26.7. Within conglomerates, there must be a comprehensive management of risks, so that there is cohesion among the belonging companies and control of them.

26.7 Measure implementation YES ☒ NO ☐ N/A ☐

YES. Briefly indicate:

The Company has defined in its management model a strategic level and a level of the Company’s businesses. The first level, the focus is on risks that affect compliance with the Company’s strategic pillars with a vision from the corporation with a Group scope. the second level, the focus is on the risks that affect each one of the Company’s businesses.

In accordance with the risk management model, the matrix defines an approved language and methodology for subordinate companies that are considered “business units” from the model. For the rest of the subordinate companies, there is a monitoring and reporting scheme, as well as synergies in risk management measures.

NO. Explain:

N.A. Precise the law or regulation that prevents the adoption of the recommendation:

Implementation Date	September 11, 2014
Modification Dates	January 15, 2016

26.8. If the corporation has a complex and diverse structure for business and transactions, there is a risk management post (CRO Chief Risk Officer). In the case of companies integrated in control configurations and/or business groups, the incumbent has faculties over the conglomerate at large.

26.8 Measure implementation YES ☒ NO ☐ N/A ☐

YES. Briefly indicate:

In the Company’s organizational structure, the CRO role is held by the Head of Risk and Insurance, who reports to the Finance Vice-Presidency and has Group-level authority.

NO. Explain:

N.A. Precise the law or regulation that prevents the adoption of the recommendation:

Implementation Date	September 11, 2014
Modification Dates

FINANCIAL SUPERINTENDENCE OF COLOMBIA

Measure No. 27: Control Activities

27.1. The Board of Directors is responsible for ensuring that there is an adequate internal control system, adjusted to the corporation and its complexity, and coherent with the risk management in force.

27.1 Measure implementation YES ☒ NO ☐ N/A ☐

YES. Briefly indicate:

In accordance with numeral 36.3, Letter c) of article 36 of the Company Bylaws, it is the duty of the Board of Directors to: Approve, monitor and evaluate the efficiency of internal control systems in compliance with procedures, risk management systems and alarms that have been approved by the Board of Directors. The Board of Directors executes this function through its Audit and Risks Committee.

The Regulations of this Committee, contained in the Corporate Governance Code incorporated in the second chapter, numeral 2.2.4.2.1.1, defines the functions concerning the Internal Control System, as support to the Board of Directors.

The Company’s Corporate Governance Code can be accessed at:

https://www.grupoexito.com.co/es/1.Corporate-Governance-Code.pdf The Company Bylaws can be accessed by visiting:

https://www.grupoexito.com.co/es/bylaws-21-03-2024.pdf

NO. Explain:

N.A. Precise the law or regulation that prevents the adoption of the recommendation:

Implementation Date	March 17, 2015
Modification Dates

FINANCIAL SUPERINTENDENCE OF COLOMBIA

27.2. The Board of Directors is responsible for overseeing the effectiveness and suitability of the internal control system. This could be delegated to the Audit Committee, with no lessening of the Board’s supervisory responsibilities.

27.2 Measure implementation YES ☒ NO ☐ N/A ☐

YES. Briefly indicate:

In accordance with numeral 36.3, literal c) of article 36 of the Company Bylaws, it is the duty of the Board of Directors to: Approve, monitor, and evaluate the efficiency of internal control systems in compliance with procedures, risk management systems and alarms that have been approved by the Board of Directors.

In addition, the Regulations of the Audit and Risks Committee of the Board of Directors contained in the Corporate Governance Code incorporated in the second chapter, numeral 2.2.4.2.1, article 12, defines the functions in relation to the Internal Control System, as support to the Board of Directors, without this one losing its supervisory responsibility.

During 2025, the Audit and Risks Committee held five (5) ordinary and two (2) extraordinary meetings, and supervised the Internal Control and Risk Management System, mainly through the reports received from Internal Audit, the Statutory Auditor, the Comprehensive Risk Management area and the Financial Vice-Presidency within the framework of compliance with the Sarbanes Oxley Law; it also validated the evolution and updating of strategic risks. This Committee presented a report on its activities to the Board of Directors.

The Company’s Corporate Governance Code can be accessed at:

https://www.grupoexito.com.co/es/1.Corporate-Governance-Code.pdf

The Company Bylaws can be accessed by visiting: https://www.grupoexito.com.co/es/bylaws-21-03-2024.pdf

NO. Explain:

N.A. Precise the law or regulation that prevents the adoption of the recommendation:

Implementation Date	March 17, 2015
Modification Dates

FINANCIAL SUPERINTENDENCE OF COLOMBIA

27.3. The corporation applies and demands the self-control principle. It is understood as the ability of the individuals who participate in the various processes to consider control as an inherent part of their responsibilities, fields of activity, and decision-making.

27.3 Measure implementation YES ☒ NO ☐ N/A ☐

YES. Briefly indicate:

In the chapter Eight of the Corporate Governance Code, in the section on Control Activities, includes the principle of Self-Control is included, understood as the “ability of people to consider control as an inherent part of their responsibilities, fields of action and decision-making”. It requires that those who participate in the different processes understand control as part of the responsibilities derived from the processes themselves, to ensure that each of the relevant risks identified are adequately managed and that the policies, processes, controls and measures developed are effectively applied in practice.

The Company structures its self-control model based on the understanding of control as an enabler and value driver within the management of operational risk. During 2025, work continued with process owners and operational leaders to strengthen the identification of process-measurement mechanisms, develop early-warning indicators, and design control dashboards that facilitate operational monitoring. These tools not only support the achievement of process objectives at the moment they are executed, but also help identify matters requiring adjustments and timely decision-making.

The Company’s Corporate Governance Code can be consulted at the following route:

https://www.grupoexito.com.co/es/1.Corporate-Governance-Code.pdf

NO. Explain:

N.A. Precise the law or regulation that prevents the adoption of the recommendation:

Implementation Date	December 31, 2001
Modification Dates

FINANCIAL SUPERINTENDENCE OF COLOMBIA

Measure No. 28: Information and Communication.

28.1. Within the corporation, there is top-down and horizontal communication about the culture, philosophy, and policies concerning risk, and about the limits of exposure approved, so that the staff at large regards the risks and control activities within their functions.

28.1 Measure implementation YES ☒ NO ☐ N/A ☐

YES. Briefly indicate:

The Control Architecture approved by the Board of Directors provides mechanisms to ensure communication within the different levels of the descending and horizontal organizational structure of the risks and control activities of each process.

During 2025, the Senior Management participated directly in the assessment of each of the strategic risks, the definition of their current and future treatment measures, as well as the validation of risk scenarios. The strategic risks were reported to Senior Management, the Audit and Risks Committee and the Board of Directors.

NO. Explain:

N.A. Precise the law or regulation that prevents the adoption of the recommendation:

Implementation Date	January 15, 2016
Modification Dates

FINANCIAL SUPERINTENDENCE OF COLOMBIA

28.2. Within the corporation, there is a bottom-up mechanism to report information (toward the Board of Directors and the senior management) reliable, clear, and complete, which provides support and permits an informed decision-making, risk management, and control.

28.2 Measure implementation YES ☒ NO ☐ N/A ☐

YES. Briefly indicate:

In chapter 8 of the Corporate Governance Code, the Enterprise Risk Management Policy of Control Architecture has defined the reporting mechanisms up to Senior Management, the Audit and Risks Committee and the Board of Directors.

The Company has defined a multi-level risk-management model—strategic, project, business, and process levels—with differentiated roles, responsibilities, and reporting lines for each. This model was updated and validated by the Audit and Risk Committee in May 2017. The Company also maintains a corporate–strategic risk map, which is periodically communicated to Senior Management, the Audit and Risk Committee, and the Board of Directors, as well as risk maps at the business, project, and process levels, which are updated periodically and communicated to the corresponding risk owners. At all levels, activities are conducted for the identification, assessment, monitoring, and reporting of risks, all of which are included in Chapter Eight, “Control Architecture,” of the Company’s Corporate Governance Code.

For the reporting and communication of risk-management activities, the Company has established reporting mechanisms at different levels, as follows:

Strategic level:

During 2025, the strategic risks and their corresponding treatment measures— defined by Senior Management—were reported to the Board of Directors, following prior validation by the Audit and Risk Committee.

Project level:

Projects requiring authorization from the Board of Directors must include a project-risk analysis. This analysis considers the project’s most relevant inherent risks, as well as the risks arising from it that may affect achievement of the Company’s strategic pillars. These risks, along with their treatment measures, are identified and managed by the project lead designated for each initiative.

The Company’s Corporate Governance Code can be consulted at the following route:

https://www.grupoexito.com.co/es/1.Corporate-Governance-Code.pdf

NO. Explain:

N.A. Precise the law or regulation that prevents the adoption of the recommendation:

Implementation Date	January 15, 2016
Modification Dates

FINANCIAL SUPERINTENDENCE OF COLOMBIA

28.3. The corporation’s mechanisms for communication and report of information:

i. Allow the senior management to engage the corporation as a whole, highlighting its responsibility in risk management and the setup of controls.

ii. Enable the corporation’s personnel to understand their role in risk management and the identification of controls, as well as their individual contribution in connection with the work of others.

28.3 Measure implementation YES ☒ NO ☐ N/A ☐

YES. Briefly explain:

In chapter 8 of the Corporate Governance Code, the Enterprise Risk Management Policy establishes roles and responsibilities in risk management for the different levels of the Organization from those responsible for processes up to the Board of Directors. Additionally, the flow of communication established in the Company’s Control Architecture allows Senior Management to involve the whole organization at the strategic, tactical business, project and process levels, highlighting its responsibility regarding risk management, the identification and definition of control activities and reporting.

Once the organization’s strategic risk profile has been defined by the Senior Management and subsequently presented to the Audit and Risks Committee and Board of Directors, the communication is made to the company’s personnel to guarantee their commitment to managing the risks under its administration and the definition and implementation of the necessary controls and treatment measures. The same applies to the management of business risks and processes risks, the latter being managed by risk managers.

Within the framework of the continuous improvement of the risk management methodology, a practical guide was developed that establishes clear guidelines so that all employees can easily identify their risks, thus promoting the autonomy of the teams. This process included updating the risk matrix, aligning it with the latest trends in the field, and the creation of the detailed guide that guides employees step by step in the completion of the matrix, both at the level of processes and projects of the Company

The Company’s Corporate Governance Code can be accessed at: https://www.grupoexito.com.co/es/1.Corporate-Governance-Code.pdf

NO. Explain:

N.A. Precise the law or regulation that prevents the adoption of the recommendation:

Implementation Date	January 15, 2016
Modification Dates

FINANCIAL SUPERINTENDENCE OF COLOMBIA

28.4. There are internal anonymous-tip systems or “whistle blowers” through which the employees may inform anonymously any illegal or unethical behaviors, or those that may contravene the corporation’s risk management and control culture. The Board of Directors receives a report on these claims.

28.4 Measure implementation YES ☒ NO ☐ N/A ☐

YES. Briefly indicate:

The company’s Transparency Program approved by the Board of Directors has established a Transparency Line for the receipt of complaints of illegal or unethical behavior, or that may contravene the culture of risk management and controls of the company, which is made up of various channels to facilitate access to different interest groups, such as email: etica@grupo-exito.com, or telephone 018000-522526, the ethics form on the corporate intranet and website, which are widely publicized. Reports made through these mechanisms are handled with absolute confidentiality, guaranteeing their confidentiality and the possibility of anonymity of the person making the report. Information on the Company’s whistleblowing channels can be found in chapter 5. Whistleblowing channels of the Transparency Programme, which is published on the corporate website https://www.grupoexito.com.co/es/transparency-program.pdf

The administration of these channels is in charge of a specialized third party independent of the Company, which promotes their use and makes it easier for the whistleblower to provide better quality information, freely and spontaneously without any retaliation. In this way, the company has a Non- Retaliation Policy for reports or denunciations, which aims to establish principles and general rules of action that allow guiding and adhering to a culture of reporting and denunciation within the company and the protection of those who make a report and/or denunciation in good faith. also the actions that the company may take in the event that it is identified and verified that a person has been subjected to retaliation.

During 2025, the Compliance Officer reported to the Board of Directors through monthly and consolidated semiannual reports, providing information on the main statistics and relevant cases received through the Transparency Line, for the Board’s review, comments, and adoption of appropriate measures.

Likewise, the areas responsible for managing ethical complaints (through the Audit, Human Resources, Asset Protection, Loss Prevention, and Compliance Departments) meet biweekly in the Complaints and Alerts in Operations Committee, with the purpose of reviewing, in a disaggregated manner, the complaints under review, case closures, and the preventive and corrective actions to be adopted to eliminate the identified unethical conduct and strengthen processes through enhanced control, transparency, efficiency, and self-management.

NO. Explain:

N.A. Precise the law or regulation that prevents the adoption of the recommendation:

Implementation Date	September 11, 2014
Modification Dates	January 15, 2016

FINANCIAL SUPERINTENDENCE OF COLOMBIA

Measure No. 29: Monitoring of Control Architecture

29.1. The Board of Directors, through the Audit Committee, is responsible for overseeing the effectiveness of the different components of the corporation’s Control Architecture.

29.1 Measure implementation YES ☒ NO ☐ N/A ☐

YES. Briefly indicate:

Pursuant to numeral 36.3, literal c), article 36 of the Company Bylaws, it is the duty of the Board of Directors to approve, monitor and verify the efficiency of internal control systems pursuant to the procedures, risk control systems and alarms approved by the same Board of Directors. The Board of Directors exercises this function through its Audit and Risks Committee.

Likewise, the Regulations of the Committee in the numeral 2.2.4.1, article 12 it is function of the Audit and Risks Committee, of the Corporate Governance Code, defines the functions in relation to the Internal Control System, as support to the Board of Directors.

During 2025, the Audit and Risks Committee supervised the different components of the Internal Control Architecture, supported by Senior Management, the Risk Management Department, the Compliance area, monitoring of financial performance, the Internal Audit and the Statutory Auditor, in the different scopes of its activity.

Additionally, Internal Audit carried out the annual assessment of the Internal Control System using a diagnostic model built upon globally recognized best practices. This assessment included an evaluation of the control environment, risk assessment, control activities, information and communication, monitoring, accounting management, information technology management, environmental, social and governance aspects, and digital transformation. Upon completion of the exercise, the main results were communicated to the Company’s senior executives, and improvement plans were proposed for the elements that required enhancement.

Following this assessment and the execution of its functions, Internal Audit reports that Grupo Éxito’s Internal Control System is undergoing a process of continuous strengthening, with the necessary adjustments derived from organizational evolution and the competitive and regulatory environment. The Company has maintained a clear commitment to integrity, transparency, risk management, and operational efficiency, as reflected in its agile response to findings and its active collaboration with Internal Audit.

The evolution of the system is progressing with a focus on sustainability, digitalization, a culture of self-management and ownership, efficiency, and operational resilience—essential elements for ensuring asset protection, business continuity, and the creation of sustainable value for stakeholders.

The Company’s Articles of Association can be consulted at the following route:

https://www.grupoexito.com.co/es/bylaws-21-03-2024.pdf

The Company’s Corporate Governance Code can be consulted at the following route:

https://www.grupoexito.com.co/es/1.Corporate-Governance-Code.pdf

NO. Explain:

N.A. Precise the law or regulation that prevents the adoption of the recommendation:

Implementation Date	March 17, 2015
Modification Dates

FINANCIAL SUPERINTENDENCE OF COLOMBIA

29.2. The corporation’s monitoring activities, aimed at confirming the effectiveness of the Control Architecture, involve, in a special way, the cooperation of the internal audit functions and of the Statutory Auditor in matters within their competence, and particularly those regarding the company’s financial information.

29.2 Measure implementation YES ☒ NO ☐ N/A ☐

YES. Briefly indicate:

In accordance with the provisions of Chapter Eight of the Corporate Governance Code, the Company shall have an Internal Audit area, whose mission mission shall be to provide independent and objective assurance (audit) and consultation (advice), on governance, risk, and control processes, looking for the improvement of the company’s operations, helping it to meet its objectives. In addition, article 62 of the bylaws sets out the role of Internal Audit in the Company.

Chapter Eight of the Corporate Governance Code also establishes the role and responsibility of the Statutory Auditor, as well as its remuneration and other matters that delimit its scope. In addition, article 45 of the Company Bylaws establishes the functions of the Statutory Auditor, including the review of financial and accounting information.

During 2025, Internal Audit and the Statutory Auditor fulfilled their roles as established, presenting information on their activities to the Audit and Risk Committee of the Board of Directors. The progress and results of the assessments conducted by both functions are presented quarterly to the Audit and Risk Committee.

The Company’s Corporate Governance Code can be accessed at:

https://www.grupoexito.com.co/es/1.Corporate-Governance-Code.pdf

The Company Bylaws can be accessed by visiting:

https://www.grupoexito.com.co/es/bylaws-21-03-2024.pdf

NO. Explain:

N.A. Precise the law or regulation that prevents the adoption of the recommendation:

Implementation Date	January 15, 2016
Modification Dates

FINANCIAL SUPERINTENDENCE OF COLOMBIA

29.3. The corporation’s internal audit function has bylaws approved by the Audit Committee. They describe explicitly the scope of its duties, and should comprise the topics indicated in recommendation.

29.3 Measure implementation YES ☒ NO ☐ N/A ☐

YES. Briefly indicate:

The Company has Internal Audit Statute that, according to the Corporate Governance Code, was updated in July 2024 and approved by the Audit and Risk Committee of the Board of Directors; and contemplates, in addition to all the issues indicated in recommendation 29.3, including the necessary autonomy and independence, the work of evaluating and assuring risk management processes, evaluating and ensuring that risks are being correctly assessed, evaluating reporting mechanisms for key business risks and their management by those responsible; additionally, the good practices defined in the standards of the international framework for the professional practice of Internal Auditing issued by the Institute of Internal Auditors - IIA Global are contemplated.

NO. Explain:

NA. Precise the law or regulation that prevents the adoption of the recommendation:

Implementation Date	November 19, 2014
Modification Dates

29.4. The head director of the internal audit remains professionally independent of the senior management of the corporation or conglomerate that has hired him, by being functionally dependent from the Audit Committee exclusively.

29.4 Measure implementation YES ☒ NO ☐ N/A ☐

YES. Briefly indicate: In accordance with Article 60 of the Company’s Bylaws and Internal Audit Bylaws, the Internal Auditor will report professionally and functionally to the Board of Directors, which will be responsible for appointing and removing the candidates proposed by the Audit and Risk Committee.

During 2025, the Internal Audit ratified its independence before the Audit and Risk Committee of the Board of Directors at its meeting on November 11.

The Company’s Articles of Association can be consulted at the following link:

https://www.grupoexito.com.co/es/bylaws-21-03-2024.pdf

NO. Explain:

N.A. Precise the law or regulation that prevents the adoption of the recommendation:

Implementation Date	March 17, 2015
Modification Dates

FINANCIAL SUPERINTENDENCE OF COLOMBIA

29.5. The corporation’s Board of Directors is responsible for appointing and dismissing the head of the internal audit upon the proposal of the Audit Committee. The market is informed of his dismissal or resignation.

29.5 Measure implementation YES ☒ NO ☐ N/A ☐

YES. Briefly indicate:

Among the functions of the Board of Directors, enshrined in article 36, numeral 7, of the Company Bylaws, is to freely appoint and remove the Internal Auditor, with a prior report from the Appointment, Remuneration and Corporate Governance Committee, and the Audit and Risks Committee.

The removal or resignation of the Internal Auditor if this occurs would be reported to the market in compliance with Decree 2555 of 2010.

The Company Bylaws can be accessed by visiting:

https://www.grupoexito.com.co/es/bylaws-21-03-2024.pdf

NO. Explain:

N.A. Precise the law or regulation that prevents the adoption of the recommendation:

Implementation Date	March 17, 2015
Modification Dates

29.6. The Statutory Auditor of the corporation or conglomerate is clearly independent of them. The respective audit report makes a statement about this capacity.

29.6 Measure implementation YES ☒ NO ☐ N/A ☐

YES. Briefly indicate: The independence of the Statutory Auditor is a necessary condition for his nomination by the Board of Directors and his appointment by the Shareholders’ Meeting; in addition, in accordance with the provisions of Chapter Eight, title of monitoring the control architecture of the Corporate Governance Code, the Statutory Auditor must report to the Audit and Risks Committee, among others, if the condition of independence with respect to the Company or its related parties is maintained.

At the Audit and Risks Committee of the Board of Directors in February 2025, the Statutory Auditor firm issued its independent opinion on the financial information for the year 2024.

The Company’s Corporate Governance Code can be consulted at the following route:

https://www.grupoexito.com.co/es/1.Corporate-Governance-Code.pdf

NO. Explain:

N.A. Precise the law or regulation that prevents the adoption of the recommendation:

Implementation Date	January 15, 2016
Modification Dates

FINANCIAL SUPERINTENDENCE OF COLOMBIA

29.7. If the corporation is the holding company of a conglomerate, the Statutory Auditor is the same for all the companies, including those that are offshore.

29.7 Measure implementation YES ☐ NO ☒ N/A ☐

YES. Briefly indicate:

NO. Explain:

In this regard, it is defined in chapter 8, Monitoring of the Control Architecture, Statutory Audit and External Control of the Company’s Code of Corporate Governance, indicating that the Statutory Audit service will be assigned to the Company and its subsidiaries, with the same firm, with a common and shared vision of the Business Group.

Although the Company seeks, where possible, to engage the same firm, for 2025 Grupo Éxito appoints the Statutory Auditor firm on a per-country basis, selecting the firm deemed most suitable to ensure the required expertise and competencies. This approach safeguards independence, professional capability, and regulatory compliance in line with the operational needs of each country and the required consolidation, while aligning the various locations with their respective legal, operational, financial, and technical implications.

The Company’s Corporate Governance Code can be consulted at the following route:

https://www.grupoexito.com.co/es/1.Corporate-Governance-Code.pdf

N.A. Precise the law or regulation that prevents the adoption of the recommendation:

Implementation Date
Modification Dates

29.8. The corporation has a policy to appoint the Statutory Auditor approved by the Board of Directors and communicated to the shareholders. It contains the provisions indicated in recommendation 29.8.

29.8 Measure implementation YES ☒ NO ☐ N/A ☐

YES. Briefly indicate:

Chapter 8 of the Corporate Governance Code related to the Control Architecture Monitoring, Statutory Auditor and External Control, contains the policies established for the election of the Statutory Auditor, that includes the provisions stablished in measure 29.8.

During the year 2024, the date of the last election, these definitions were applied in the election process of the current Statutory Auditor, by Senior Management, the Audit and Risk Committee, the Board of Directors and the General Shareholders’ Meeting.

The Company’s Corporate Governance Code can be consulted at the following route:

https://www.grupoexito.com.co/es/1.Corporate-Governance-Code.pdf

NO. Explain:

NA. Precise the law or regulation that prevents the adoption of the recommendation:

Implementation Date	January 15, 2016
Modification Dates

FINANCIAL SUPERINTENDENCE OF COLOMBIA

29.9. The corporation sets forth a maximum contract term with the auditing firm that ranges between five (5) and ten (10) years, in order to avoid excessive proximity with such a firm and/or its teams, and to safeguard its independence. Regarding Statutory Auditor-natural person without contract with any auditing firm, the maximum contract term is 5 years.

29.9 Measure implementation YES ☐ NO ☒ N/A ☐

YES. Briefly indicate:

NO. Explain:

The Company’s bylaws and Company Policies did not foresee a maximum term for which the Company could re-elect the Statutory Auditor’s firm. However, the Corporate Governance Code did foresee that at least every five (5) years the natural persons who perform the duties of Statutory Auditor within the firm must be rotated. In addition, it was established that the person who has been rotated may only perform the functions of Statutory Auditor after a period of two (2) years has elapsed.

The Company’s Corporate Governance Code can be consulted at the following route:

https://www.grupoexito.com.co/es/1.Corporate-Governance-Code.pdf

N.A. Precise the law or regulation that prevents the adoption of the recommendation:

Implementation Date
Modification Dates

29.10. Within the maximum contract term, halfway through it, the corporation promotes the turnover of the auditing-firm associates assigned to it, and that of their work teams. At the end of such term, the turnover of the firm itself must obligatorily take place.

29.10 Measure implementation YES ☒ NO ☐ N/A ☐

YES. Briefly indicate:

In accordance with the provisions of chapter 8, Monitoring of the Control Architecture, Statutory Audit and External Control, of the Code of Corporate Governance, the Company promotes the rotation of the partner of the Statutory Audit firm and his work team. It was foreseen that at least every five (5) years the natural persons who perform the functions of Statutory Auditor within the firm should be rotated. In addition, it was established that the person who has been rotated may only perform the functions of Statutory Auditor after a period of two (2) years has elapsed.

In 2024, the firm that performs the function of Tax Auditor for the Group’s entities in Colombia and Argentina was changed.

The Company’s Corporate Governance Code can be consulted at the following route:

https://www.grupoexito.com.co/es/1.Corporate-Governance-Code.pdf

NO. Explain:

N.A. Precise the law or regulation that prevents the adoption of the recommendation:

Implementation Date	August 29, 2012
Modification Dates

FINANCIAL SUPERINTENDENCE OF COLOMBIA

29.11. The corporation extends the existing prohibition to avoid contracting with the Statutory Auditor any professional services other than the auditing of its accounts –and related functions sanctioned by the current regulations, to individuals or entities related to the auditing firm. This includes companies within the group of the auditing firm, and companies of which a large number of shareholders and/or administrators coincide with those of the auditing firm.

29.11 Measure implementation YES ☒ NO ☐ N/A ☐

YES. Briefly indicate:

Pursuant to chapter 8 of the Corporate Governance Code, the Company extends this limitation of the recommendation to individuals or entities related to the hired Statutory Audit firm. The entities include companies of the Corporate Group, as well as companies with a large number of partners and/or managers in common with those of the Statutory Audit firm.

The Company’s Corporate Governance Code can be accessed at:

https://www.grupoexito.com.co/es/1.Corporate-Governance-Code.pdf

NO. Explain:

N.A. Precise the law or regulation that prevents the adoption of the recommendation:

Implementation Date	January 15, 2016
Modification Dates

29.12. In its public information, the corporation discloses the total amount of the contract with the Statutory Auditor, as well as the proportion that these honoraria have for the auditing firm in relation to the total income associated to the firm’s financial auditing activity.

29.12 Measure implementation YES ☒ NO ☐ N/A ☐

YES. Briefly indicate:

On its website, the Company posts the annual value of the professional fees paid to the Statutory Audit firm for its services, as well as the proportion it represents of the firm’s total revenue from its statutory audit activity.

The certification for 2025 can be found at:

https://www.grupoexito.com.co/es/independence-auditor-2025.pdf

NO. Explain:

N.A. Precise the law or regulation that prevents the adoption of the recommendation:

Implementation Date	December 31, 2016
Modification Dates

FINANCIAL SUPERINTENDENCE OF COLOMBIA

V. FINANCIAL AND NON-FINANCIAL TRANSPARENCY AND INFORMATION

Measure No. 30: Information disclosure policy.

30.1. The Board of Directors has approved an information disclosure policy that features, at least the information provided in recommendation 30.1.

30.1 Measure implementation YES ☒ NO ☐ N/A ☐

YES. Briefly indicate: The Board of Directors, in its meeting held on January 19, 2016, approved the Financial and Non-Financial Information Disclosure Policy, which is included in Chapter Five of the Company’s Corporate Governance Code and contains the information referenced in the recommendation. This Policy was most recently amended in November 2025 in order to: (i) align it with the regulations issued by the Superintendence of Finance of Colombia (Decree 151 of 2021 and External Circulars 031 of 2021 and 012 of 2022) and with the requirements established by the Securities and Exchange Commission (SEC) and the New York Stock Exchange (NYSE) regarding market disclosure; and (ii) comply with the requests made by the Superintendence of Finance of Colombia concerning the Company’s disclosure obligations..

In addition to the above, in February 2018 the Disclosure Committee submitted to the Audit and Risks Committee for consideration the Disclosure Procedure, which was approved at its meeting on February 19 and aims to manage and control the preparation and disclosure of financial and non- financial information to the financial and capital markets and to the different Stakeholders identified by the Company, seeking that all interested parties have the same level of information, as well as clear, truthful, sufficient and timely information, in such a way as to facilitate knowledge of the company’s progress, its current situation and decision-making by the interested parties. This procedure is published on the corporate website and is public knowledge.

It can be consulted in the following route: https://www.grupoexito.com.co/es/3.Disclosure-Procedure.pdf

Similarly, the company’s Corporate Governance Code can be consulted at the following route:

https://www.grupoexito.com.co/es/1.Corporate-Governance-Code.pdf

The bylaws can be consulted in the following route:

https://www.grupoexito.com.co/es/bylaws-21-03-2024.pdf

NO. Explain:

NA. Precise the law or regulation that prevents the adoption of the recommendation:

Implementation Date	January 19, 2016
Modification Dates	August 12, 2024 November 11, 2025

FINANCIAL SUPERINTENDENCE OF COLOMBIA

30.2. In the case of conglomerates, the disclosure of information to third parties is comprehensive and transversal in regard to the group of companies, so that those external parties may have a wellgrounded idea of the conglomerate’s facts, organization, complexity, activity, size, and governance model.

30.2 Measure implementation YES ☒ NO ☐ N/A ☐

YES. Briefly indicate: The Company discloses the financial and non-financial information to which it is obliged by law relating to both the company itself and the consolidated companies that are part of the Conglomerate.

During 2025, the Company disclosed information in a comprehensive and transversal manner in relation to the companies that belong to the Conglomerate, in accordance with the requirements of the Financial Superintendence of Colombia and the other markets where the Company had the status of issuer of the stock market. Likewise, information on the subordinates that are part of the Conglomerate is included in the company’s consolidated financial statements and in the periodic year-end report; both documents that are transmitted by the company to the SFC and that are published on the corporate website.

This information provides stakeholders and other third parties with the necessary elements of judgment to form an informed opinion about the Conglomerate.

The documents along with all the relevant information published during 2025 can be found in the following path:

https://www.grupoexito.com.co/en/relevant-information

NO. Explain:

NA. Precise the law or regulation that prevents the adoption of the recommendation:

Implementation Date	May 29, 2015
Modification Dates	February 19, 2018

FINANCIAL SUPERINTENDENCE OF COLOMBIA

Measure No. 31: Financial statements:

31.1. If there are qualifications [salvedades] in the Statutory Auditor’s report, these, and any possible corporate actions to solve the situation, will be explained to the shareholders gathered at the General Assembly, by the president of the Audit Committee.

31.1 Measure implementation YES ☒ NO ☐ N/A ☐

YES. Briefly indicate: In article 2.2.4 of the Company’s Corporate Governance Code that contains the Regulations of the Audit and Risks Committee, in paragraphs oo) and pp) of the section corresponding to the Statutory Auditor’s Office, the Chairman of the Committee is responsible for communicating to the General Shareholders’ Meeting the qualifications that have been reported in the Statutory Auditor’s report together with the actions that the company proposes to solve this situation.

The company’s Corporate Governance Code can be consulted at the following route:

https://www.grupoexito.com.co/es/1.Corporate-Governance-Code.pdf

NO. Explain:

NA. Precise the law or regulation that prevents the adoption of the recommendation:

Implementation Date	January 15, 2016
Modification Dates	September 13, 2023

31.2. If the Board of Directors considers that it must keep its own opinion vis-à-vis the Statutory Auditor’s qualifications [salvedades] or emphasis paragraphs, these are explained and justified appropriately to the General Assembly through a written report that specifies the contents and scope of the discrepancy.

31.2 Measure implementation YES ☒ NO ☐ N/A ☐

YES. Briefly indicate: In article 2.2.4 of the Corporate Governance Code of the Company that contains the Regulations of the Audit and Risks Committee, in paragraph oo) of the section corresponding to the Statutory Auditor’s Office, the content of the recommendation is expressly included.

The company’s Corporate Governance Code can be consulted at the following route:

https://www.grupoexito.com.co/es/1.Corporate-Governance-Code.pdf

NO. Explain:

NA. Precise the law or regulation that prevents the adoption of the recommendation:

Implementation Date	January 15, 2016
Modification Dates	September 13, 2023

FINANCIAL SUPERINTENDENCE OF COLOMBIA

31.3 The public financial information contains a detailed description of transactions with or between related parties. These include transactions between conglomerate companies that the corporation deems material through objective parameters such as their volume, percentage on assets, sales or other indicators. There is also a reference to any offshore transactions.

31.3 Measure implementation YES ☒ NO ☐ N/A ☐

YES. Briefly indicate: The Transactions between Related Parties that are considered material to the Company are included in detail in the Financial Statements, as well as in the Corporate Governance Report.

In the case of the Company, these transactions were included in note 9.2 of the separate Financial Statements that were submitted for approval by the Ordinary General Shareholders’ Meeting held on March 27, 2025, and on page 31 of the Corporate Governance Report also submitted for consideration by the same body in 2025. Similarly, in the Corporate Governance Report approved by the Board of Directors in January 2026, information was included on where the information can be found in the Financial Statements.

Similarly, in the financial information that was published quarterly during 20245 note 10 of the Consolidated Financial Statements and note 9.2 of the Separate Financial Statements reported the Transactions between related parties that were entered into.

The Financial Statements and the Corporate Governance Report presented at the ordinary meeting of the Assembly can be found in the following route:

Shareholders meeting - 2025 - Ordinary meeting - March 27 - Reports and Financial Statements | Grupo Éxito

Likewise, quarterly financial statements can be found in the following route:

https://www.grupoexito.com.co/en/financial-information

The latest corporate governance report can be found in the following path:

https://www.grupoexito.com.co/es/corporate-governance-2025.pdf

NO. Explain:

NA. Precise the law or regulation that prevents the adoption of the recommendation:

Implementation Date	December 31, 2000
Modification Dates	May 29, 2015

FINANCIAL SUPERINTENDENCE OF COLOMBIA

Measure No. 32: Information to the markets.

32.1. In the context of the information disclosure policy, the Board of Directors (or the Audit Committee), adopts the necessary measures to ensure that the financial and capital markets receive all the financial and non-financial information on the corporation required by the regulations in force, plus any other that it considers relevant for investors and clients.

32.1 Measure implementation YES ☒ NO ☐ N/A ☐

YES. Briefly indicate: Article 2.2.4 of the Company’s Corporate Governance Code, corresponding to the Regulations of the Audit and Risks Committee, in the section corresponding to the financial information and reporting processes, establishes as the function of the Committee that included in the recommendation. Likewise, this section includes other related functions, such as supporting the Board in the supervision of the financial information that the Company must publish periodically and verifying that this information is prepared with the same principles and professional practices as the annual accounts, among other related functions.

In 2025, prior to the disclosure of financial information, the Audit and Risks Committee reviewed the Financial Statements.

The company’s Corporate Governance Code can be consulted at the following route:

https://www.grupoexito.com.co/es/1.Corporate-Governance-Code.pdf

NO. Explain:

NA. Precise the law or regulation that prevents the adoption of the recommendation:

Implementation Date	January 15, 2016
Modification Dates	September 13, 2023

FINANCIAL SUPERINTENDENCE OF COLOMBIA

32.2. The corporation’s web site is user-friendly. The visitor finds any Corporate Governance information easily.

32.2 Measure implementation YES ☒ NO ☐ N/A ☐

YES. Briefly indicate: The Company’s website is designed and organized in a simple, friendly and intuitive manner to guide users through the different access options to the information that is published, including information and documents on Corporate Governance and those concerning the Company’s financial and non-financial information. The structure of the corporate website obeys the market standards, especially those of other issuers comparable to the company and guaranteeing due compliance with those obligations that correspond to the company as an issuer of 3 stock markets (Colombia, Brazil and the United States).

Likewise, the website has a Corporate Governance link in which all the documents and information corresponding to this matter are found and a shareholder and investor link in which users can find the documentation and information corresponding to the relationship with investors.

Likewise, the Company is constantly working to continue making available, in a friendly manner, all relevant information that, due to good corporate governance practices, must be available to the public and to shareholders, and has information in Spanish and English, and some relevant documents in Portuguese.

The Company’s website is located at the following route:

https://www.grupoexito.com.co/en

NO. Explain:

NA. Precise the law or regulation that prevents the adoption of the recommendation:

Implementation Date	March 17, 2015
Modification Dates	December 2019

FINANCIAL SUPERINTENDENCE OF COLOMBIA

32.3. In this vein, the corporation’s web site includes, at least, the links indicated in recommendation 32.3.

32.3 Measure implementation YES ☒ NO ☐ N/A ☐

YES. Briefly indicate: The website includes the links mentioned in the recommendation in both Spanish and English, which can be verified at https://www.grupoexito.com.co/en, the sections are located on the upper left side by scrolling down the main menu.

NO. Explain:

NA. Precise the law or regulation that prevents the adoption of the recommendation:

Implementation Date	March 17, 2015
Modification Dates	December 2019

32.4. In general, the supporting documents through which the corporation conveys information to the markets are files easy to share, download, and print.

32.4 Measure implementation YES ☒ NO ☐ N/A ☐

YES. Briefly indicate: As one of the main communication mechanisms between the Company and its Stakeholders, the website contains documents that can be printed, downloaded and shared by any user of the page, there are no restrictions of any kind.

Similarly, when the Company discloses relevant information through the mechanism provided by the Financial Superintendence of Colombia, and through the platforms provided for the same purpose by the authorities of Brazil and the United States, the files are uploaded in such a way that they can be downloaded, printed and shared.

NO. Explain:

NA. Precise the law or regulation that prevents the adoption of the recommendation:

Implementation Date	March 17, 2015
Modification Dates

FINANCIAL SUPERINTENDENCE OF COLOMBIA

32.5. If the corporation is sizable and complex, it publishes every year on its web site, an explanatory report on the organization, methods, and procedures of its Control Architecture. It seeks to provide accurate and reliable financial and non-financial information, and to protect the company’s assets as well as the safety and effectiveness of its transactions. A risk management report complements the above information.

32.5 Measure implementation YES ☒ NO ☐ N/A ☐

YES. Briefly indicate: The Company publishes the Corporate Governance Report annually on its website. This report explains in detail the topics included in the recommendation and also contains a report on the Risk Management System and the control architecture. Similarly, the Company’s Management Report mentions these issues in a more general and concise manner.

Finally, a document explaining the role of auditing within the Company is also published on the Company’s website. The above document can be found in the following path:

https://www.grupoexito.com.co/es/Internal-audit.pdf

The Company’s latest Corporate Governance Report can be verified in the following route:

https://www.grupoexito.com.co/es/corporate-governance-2025.pdf

And regarding the 2025 Management Report, it will be made available at the following link in advance of the 2026 Annual General Shareholders’ Meeting:

https://www.grupoexito.com.co/en/investors-assembly

NO. Explain:

NA. Precise the law or regulation that prevents the adoption of the recommendation:

Implementation Date	February 25, 2016
Modification Dates

FINANCIAL SUPERINTENDENCE OF COLOMBIA

Measure No. 33: Annual Corporate Governance Report.

33.1. The company prepares an Annual Corporate Governance Report. The Board of Directors is responsible for its contents, after their review and a favorable concept by the Audit Committee. This report accompanies the remaining documents of the closing of the accounting period.

33.1 Measure implementation YES ☒ NO ☐ N/A ☐

YES. Briefly indicate: In accordance with the provisions of chapter eight of the Corporate Governance Code, the annual report will contain, among others, the Annual Corporate Governance Report, which must be approved by the Board of Directors, after validation by the Audit and Risks Committee.

In exercise of this practice, the Company submitted the Annual Corporate Governance Report for approval by the Board of Directors at its January 2026 meeting, after review by the Audit and Risks Committee.

The Company’s Corporate Governance Code can be consulted at the following route:

https://www.grupoexito.com.co/es/1.Corporate-Governance-Code.pdf

The Company’s latest Corporate Governance report can be verified in the following route:

https://www.grupoexito.com.co/es/corporate-governance-2025.pdf

NO. Explain:

NA. Precise the law or regulation that prevents the adoption of the recommendation:

Implementation Date	December 31, 2015
Modification Dates

FINANCIAL SUPERINTENDENCE OF COLOMBIA

33.2. The company’s Annual Corporate Governance Report is not a mere transcription of the governance norms included in the bylaws, internal regulations, good-governance codes, or other company documents. It does not intend to describe the corporation’s governance model, but rather explain how it actually works and any relevant changes during the accounting period.

33.2 Measure implementation YES ☒ NO ☐ N/A ☐

YES. Briefly indicate: The purpose of the Company’s Annual Corporate Governance Report is not to be a mere transcription of the Corporate Governance standards incorporated in the different internal documents; on the contrary, its main purpose is to explain the reality of the Company’s operation, for which it includes information corresponding to the ownership structure of the organization, the structure of its Administration, the composition of the Board of Directors and the Audit and Risks Committee, its operation and main objectives and challenges, achievements and opportunities for improvement that arose in the respective year, the relationship of transactions between related parties executed and the risk management report, among others.

This information provides the Company’s stakeholders with a view of its current situation and its vision of the business. The report is published on the Company’s website and is publicly accessible to the entire market.

The latest Corporate Governance Report presented by the company can be verified in the following route:

https://www.grupoexito.com.co/es/corporate-governance-2025.pdf

NO. Explain:

N.A. Precise the law or regulation that prevents the adoption of the recommendation:

Implementation Date	December 31, 2015
Modification Dates	January 28, 2025

FINANCIAL SUPERINTENDENCE OF COLOMBIA

33.3. The company’s Annual Corporate Governance Report describes, at the end of the accounting period, how the company enforced, throughout the year, the governance recommendations it adopted as well as the leading resulting changes.

The structure of the company’s Annual Corporate Governance Report coincides with the scheme provided in recommendation 33.3.

33.3 Measure implementation YES ☒ NO ☐ N/A ☐

YES. Briefly indicate: The Company’s Annual Corporate Governance Report is prepared in accordance with the structure described in recommendation 33.3 and contains information at the end of the year that describes the manner in which (i) the Corporate Governance recommendations adopted by the Company were complied with during the year; and (ii) the regulations that the Company is required of the different jurisdictions. Similarly, the Report contains the main changes that have occurred during the year (whether they are derived from commercial transactions or corporate matters), and describes the challenges, achievements and opportunities evidenced.

Among the information included is that referred to (a) the implementation of strategies to give continuity to the process of building value relationships between the Company and its stakeholders; (b) the rigorous communication of the Company’s financial and non-financial information, in strict compliance with the principle of transparency and disclosure and the regulations applicable to the Company as issuer of 3 securities markets (Colombian, Brazilian and American).

The Company’s latest Corporate Governance Report, approved by the Board of Directors in January 2025, can be verified in the following route:

https://www.grupoexito.com.co/es/corporate-governance-2025.pdf

NO. Explain:

NA. Precise the law or regulation that prevents the adoption of the recommendation:

Implementation Date	December 31, 2015
Modification Dates	January 28, 2025